             As filed with the Securities and Exchange Commission on

                                 April 5, 2000

                           Registration No. 333-95163

                        -------------------------------
                        -------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                         Pre-Effective Amendment No. 1
                                       to
                                    Form S-6

                                ----------------

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2

                                ----------------

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                           (EXACT NAME OF REGISTRANT)
                                ----------------
                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                  (Depositor)
                                5900 "O" Street
                            Lincoln, Nebraska 68510
                                ----------------

                                Donald R. Stading
                         Secretary and General Counsel
                    Ameritas Variable Life Insurance Company
                                5900 "O" Street
                            Lincoln, Nebraska 68510
                               -----------------

Title of Securities Being Registered: Securities of Unit Investment Trust

Approximate Date Of Proposed Public offering: As soon as practicable after the effective date of the Registration Statement.

Flexible Premium Variable Life Insurance Policies--Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

              RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
                               AND THE PROSPECTUS

   ITEM NO. OF
   FORM N-8B-2              CAPTION IN PROSPECTUS
   -----------              ---------------------

        1       Cover Page
        2       Cover Page
        3       Not Applicable
        4       Distribution of the Policies
        5       Ameritas Variable Life Insurance Company - Separate Account V
        6       Ameritas Variable Life Insurance Company - Separate Account V
        7       Not Required
        8       Not Required
        9       Legal Proceedings
        10      Summary; Addition, Deletion of Substitution of Investments;
                Policy Benefits; Policy Rights; Payment and Allocation of
                Premiums; General Provisions; Voting Rights
        11      Summary; The Funds
        12      Summary; The Funds
        13      Summary; The Funds - Charges and Deductions
        14      Summary; Payment and Allocation of Premiums
        15      Summary; Payment and Allocation of Premiums
        16      Summary; Calvert Variable Series, Inc. Ameritas Portfolios,
                Calvert Variable Series, Inc., Variable Insurance Products Fund,
                Variable Insurance Products Fund II, The Alger American Fund,
                MFS Variable Insurance Trust, The Universal Institutional Funds,
                Inc.
        17      Summary, Policy Rights
        18      Calvert Variable Series, Inc. Ameritas Portfolios, Calvert
                Variable Series, Inc., Variable Insurance Products Fund,
                Variable Insurance Products Fund II, The Alger American Fund,
                MFS Variable Insurance Trust, The Universal Institutional Funds,
                Inc.
        19      General Provisions; Voting Rights
        20      Not Applicable
        21      Summary; Policy Rights, Loan Benefits; General Provisions
        22      Not Applicable
        23      Safekeeping of the Separate Account's Assets
        24      General Provisions
        25      Ameritas Variable Life Insurance Company
        26      Not Applicable
        27      Ameritas Variable Life Insurance Company
        28      Executive Officers and Directors of AVLIC; Ameritas Variable
                Life Insurance Company
        29      Ameritas Variable Life Insurance Company
        30      Not Applicable
        31      Not Applicable
        32      Not Applicable
        33      Not Applicable
        34      Not Applicable
        35      Not Applicable
        36      Not Required
        37      Not Applicable
        38      Distribution of the Policies
        39      Distribution of the Policies
        40      Distribution of the Policies
        41      Distribution of the Policies

    ITEM NO. OF
    FORM N-8B-2         CAPTION IN PROSPECTUS
    -----------         ---------------------
        42      Not Applicable
        43      Not Applicable
        44      Accumulation Value, Payment and Allocation of Premiums
        45      Not Applicable
        46      The Funds; Accumulation Value
        47      The Funds
        48      State Regulation of AVLIC
        49      Not Applicable
        50      The Separate Account
        51      Cover Page; Summary; Policy Benefits; Payment and Allocation of
                Premiums, Charges and Deductions
        52      Addition, Deletion or Substitution of Investments
        53      Summary; Federal Tax Matters
        54      Not Applicable
        55      Not Applicable
        56      Not Required
        57      Not Required
        58      Not Required
        59      Financial Statements


PROSPECTUS
                                 [AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO]


Corporate Benefit VUL -- A Flexible Premium Variable Universal Life     5900 "O"
Street


Insurance Policy issued by Ameritas Variable Life Insurance Company     P.O. Box
82550/Lincoln, NE 68501
--------------------------------------------------------------------------------

Corporate Benefit VUL is a flexible premium variable universal life insurance Policy ("Policy") issued by Ameritas Variable Life Insurance Company ("AVLIC"). Corporate Benefit VUL is designed primarily for an employer who is seeking a cost-effective and tax-efficient means of informally funding a non-qualified deferred compensation plan for its key executives. Like traditional life insurance policies, a Corporate Benefit VUL Policy provides Death Benefits to Beneficiaries and gives you, the Policy Owner, the opportunity to increase the Policy's value. Unlike traditional policies, Corporate Benefit VUL lets you vary the frequency and amount of premium payments, rather than follow a fixed premium payment schedule. It also lets you change the level of Death Benefits as often as once each year.

A Corporate Benefit VUL Policy is different from traditional life insurance policies in another important way: the Policy Owner selects how Policy premiums will be invested. Although the Policy guarantees a minimum Death Benefit as long as the Policy remains in force, the value of the Policy, as well as the actual Death Benefit, will vary with the performance of investments you select.


The Investment Options available through Corporate Benefit VUL include investment portfolios managed by Ameritas Investment Corp., Calvert Asset Management Company, Inc., Fidelity Management & Research Company, Fred Alger Management, Inc., Massachusetts Financial Services Company, and Morgan Stanley Dean Witter Investment Management Inc. Each of these portfolios has its own investment objective and policies. These are described in the prospectuses for each investment portfolio which must accompany this Corporate Benefit VUL prospectus. You may also choose to allocate premium payments to the Fixed Account managed by AVLIC.


A Corporate Benefit VUL Policy will be issued after AVLIC accepts a prospective Policy Owner's application. Generally, an application must specify a minimum Death Benefit of $100,000 ($50,000 if the Term Insurance Rider is attached to the Policy). Corporate Benefit VUL Policies are available on individuals ages 18 to 65 at the time of purchase if guaranteed or simplified underwriting is used and ages 18 to 85 with regular underwriting. A Corporate Benefit VUL Policy, once purchased, may generally be canceled within 10 days after you receive it.

This Corporate Benefit VUL prospectus is designed to assist you in understanding the opportunities and risks associated with the purchase of a Corporate Benefit VUL Policy. Prospective Policy Owners are urged to read the prospectus carefully and retain it for future reference.

This prospectus includes a summary of the most important features of the Corporate Benefit VUL Policy, information about AVLIC, a list of the investment portfolios to which you may allocate premium payments, as well as a detailed description of the Corporate Benefit VUL Policy. The appendix to the prospectus includes tables designed to illustrate how values and Death Benefits may change with the investment experience of the Investment Options.

This prospectus must be accompanied by a prospectus for each of the investment portfolios available through this Policy.

Although the Corporate Benefit VUL Policy is designed to provide life insurance, a Corporate Benefit VUL Policy is considered to be a security. It is not a deposit with, an obligation of, or guaranteed or endorsed by any banking institution, nor is it insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The purchase of a Corporate Benefit VUL Policy involves investment risk, including the possible loss of principal. For this reason, Corporate Benefit VUL may not be suitable for all businesses. It may not be advantageous to purchase a Corporate Benefit VUL Policy as a replacement for another type of life insurance or as a way to obtain additional insurance protection if the purchaser already owns another flexible premium variable universal life insurance policy on the Insured. In addition, the tax consequences of continuing coverage beyond age 100 are uncertain, and the Policy Owner should consult a tax adviser as to the potential consequences.

The Securities and Exchange Commission ("SEC") maintains a web site (http://www.sec.gov) that contains other information regarding registrants that file electronically with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  May 1, 2000

                             CORPORATE BENEFIT VUL

TABLE OF CONTENTS


                                                                 PAGE
DEFINITIONS.................................................         3
SUMMARY.....................................................         5
YEAR 2000...................................................        12
AVLIC, THE SEPARATE ACCOUNT AND THE FUNDS...................        12
      Ameritas Variable Life Insurance Company..............        12
      The Separate Account..................................        13
      Performance Information...............................        13
      The Funds.............................................        13
      Investment Objectives and Policies of the Funds'
       Portfolios...........................................        16
      Addition, Deletion or Substitution of Investments.....        19
      Fixed Account.........................................        20
POLICY BENEFITS.............................................        20
      Purposes of the Policy................................        20
      Death Benefit Proceeds................................        21
      Death Benefit Options.................................        21
      Methods of Affecting Insurance Protection.............        23
      Duration of the Policy................................        23
      Accumulation Value....................................        23
      Payment of Policy Benefits............................        24
POLICY RIGHTS...............................................        25
      Loan Benefits.........................................        25
      Surrenders............................................        26
      Partial Withdrawals...................................        26
      Transfers.............................................        27
      Systematic Programs...................................        27
      Free Look Privilege...................................        28
PAYMENT AND ALLOCATION OF PREMIUMS..........................        28
      Issuance of a Policy..................................        28
      Premiums..............................................        29
      Allocation of Premiums and Accumulation Value.........        30
      Policy Lapse and Reinstatement........................        30
CHARGES AND DEDUCTIONS......................................        31
      Deductions From Premium Payments (Percent of Premium
       Charge)..............................................        31
      Charges From Accumulation Value.......................        31
      Daily Charges Against the Separate Account............        32
GENERAL PROVISIONS..........................................        33
DISTRIBUTION OF THE POLICIES................................        35
FEDERAL TAX MATTERS.........................................        36
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS................        39
THIRD PARTY SERVICES........................................        39
VOTING RIGHTS...............................................        39
STATE REGULATION OF AVLIC...................................        40
EXECUTIVE OFFICERS AND DIRECTORS OF AVLIC...................        40
LEGAL MATTERS...............................................        42
LEGAL PROCEEDINGS...........................................        42
EXPERTS.....................................................        42
ADDITIONAL INFORMATION......................................        42
FINANCIAL STATEMENTS........................................        42
AMERITAS VARIABLE LIFE INSURANCE COMPANY SEPARATE ACCOUNT
  V.........................................................     F-I-1
AMERITAS VARIABLE LIFE INSURANCE COMPANY....................    F-II-1
APPENDICES..................................................       A-1


   The Policy, certain Funds, and/or certain riders are not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                             CORPORATE BENEFIT VUL

DEFINITIONS

ACCRUED EXPENSE CHARGES - Any Monthly Deductions that are due and unpaid.

ACCUMULATION VALUE - The total amount that the Policy provides for investment at any time. It is equal to the total of the Accumulation Value held in Separate Account V, the Fixed Account, and any Accumulation Value held in the General Account which secures Outstanding Policy Debt.

ADMINISTRATIVE EXPENSE CHARGE - A charge, which is part of the Monthly Deduction, to cover the cost of administering the Policy.

ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE - A daily charge that is deducted from the overall assets of Separate Account V to provide for expenses of ongoing administrative services to the Policy Owners as a group.

ATTAINED AGE - The Issue Age of the Insured plus the number of complete Policy Years that the Policy has been in force.

AVLIC ("WE, US, OUR") - Ameritas Variable Life Insurance Company, a Nebraska stock company. AVLIC's Home Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501.

BENEFICIARY - The person or persons to whom the Death Benefit Proceeds are payable upon the death of the Insured. (See the sections on Beneficiary and Change of Beneficiary.)

COST OF INSURANCE - A charge deducted monthly from the Accumulation Value to provide the life insurance protection. The Cost of Insurance is calculated with reference to an annual "Cost of Insurance Rate." This rate is based on the Insured's gender (where applicable), Issue Age, Policy duration, and risk class. The Cost of Insurance is part of the Monthly Deduction.

DEATH BENEFIT - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

DEATH BENEFIT PROCEEDS - The proceeds payable to the Beneficiary upon receipt by AVLIC of Satisfactory Proof of Death of the Insured while the Policy is in force. It is equal to: (l) the Death Benefit; (2) plus additional life insurance proceeds provided by any riders; (3) minus any Outstanding Policy Debt; (4) minus any Accrued Expense Charges, including the Monthly Deduction through the month of death.

FIXED ACCOUNT - An account that is a part of AVLIC's General Account to which all or a portion of Net Premiums and transfers may be allocated for accumulation at fixed rates of interest.

GENERAL ACCOUNT - The General Account of AVLIC includes all of AVLIC's assets except those assets segregated into separate accounts such as Separate Account V.

GRACE PERIOD - A 61 day period from the date written notice of lapse is mailed to the Policy Owner's last known address. If the Policy Owner makes a payment during the Grace Period such that the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deduction, the Policy will not lapse.

INSURED - The person whose life is insured under the Policy.

INVESTMENT OPTIONS - Refers to the Subaccounts and/or the Fixed Account offered under this Policy.

ISSUE AGE - The age of the Insured at the Insured's birthday nearest the Policy Date.

ISSUE DATE - The date that all financial, contractual and administrative requirements have been met and processed for the Policy.

MONTHLY ACTIVITY DATE - The same date in each succeeding month as the Policy Date except should such Monthly Activity Date fall on a date other than a Valuation Date, the Monthly Activity Date will be the next Valuation Date.

MONTHLY DEDUCTION - The deductions taken from the Accumulation Value on the Monthly Activity Date. These deductions are equal to: (1) the current Cost of Insurance; (2) the Administrative Expense Charge; and (3) rider charges, if any.

                             CORPORATE BENEFIT VUL

MORTALITY AND EXPENSE RISK CHARGE - A daily charge that is deducted from the overall assets of Separate Account V to provide for the risk that mortality and expense costs may be greater than expected.

NET CASH SURRENDER VALUE - The Accumulation Value of the Policy on any Valuation Date (including for this purpose, the date of Surrender), less any Outstanding Policy Debt and any Accrued Expense Charges.

NET PREMIUM - Premium paid less the Percent of Premium Charge.

OUTSTANDING POLICY DEBT - The sum of all unpaid Policy loans and accrued interest on Policy loans.

PERCENT OF PREMIUM CHARGE - The amount deducted from each premium received to cover certain expenses such as premium-based taxes, expressed as a percentage of the premium. (See the section on Deductions From Premium Payment.)

PLANNED PERIODIC PREMIUMS - A selected schedule of equal premiums payable at fixed intervals. The Policy Owner is not required to follow this schedule, nor does following this schedule ensure that the Policy will remain in force.

POLICY - The flexible premium variable universal life insurance Policy offered by AVLIC and described in this prospectus.

POLICY ANNIVERSARY DATE - The same day as the Policy Date for each year the Policy remains in force.

POLICY DATE - The effective date for all coverage provided in the application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Monthly Activity Dates. Policy Anniversaries are measured from the Policy Date. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) there are additional premiums or application amendments at time of delivery. (See the section on Issuance of a Policy.)

POLICY OWNER - ("YOU, YOUR") The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy Owner. A collateral assignee is not the Policy Owner.

POLICY YEAR - The period from one Policy Anniversary Date until the next Policy Anniversary Date. A "Policy Month" is measured from the same date in each succeeding month as the Policy Date.

SATISFACTORY PROOF OF DEATH - Means all of the following must be submitted:
(1) A certified copy of the death certificate;
(2) A Claimant Statement;
(3) The Policy; and
(4) Any other information that AVLIC may reasonably require to establish the validity of the claim.

SEPARATE ACCOUNT V - This term refers to Separate Account V, a separate investment account established by AVLIC to receive and invest the Net Premiums paid under the Policy and allocated by the Policy Owner to Separate Account V. Separate Account V is segregated from the General Account and all other assets of AVLIC.

SPECIFIED AMOUNT - The minimum Death Benefit under the Policy, as selected by the Policy Owner.

SUBACCOUNT - A subdivision of Separate Account V. Each Subaccount invests exclusively in the shares of a specified portfolio of the Funds.

SURRENDER - The termination of the Policy during the Insured's life for the Net Cash Surrender Value.

VALUATION DATE - Any day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period between two successive Valuation Dates, commencing at the close of the New York Stock Exchange ("NYSE") on one Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

                             CORPORATE BENEFIT VUL

SUMMARY

The following summary of prospectus information and diagram of the Policy should be read along with the detailed information found elsewhere in this prospectus. Unless stated otherwise, this prospectus assumes that the Policy is in force and that there is no Outstanding Policy Debt.

                               DIAGRAM OF POLICY

---------------------------------------------------

                                PREMIUM PAYMENTS

                       You can vary amount and frequency.
---------------------------------------------------

--------------------------------------------------------------------------------

                            DEDUCTIONS FROM PREMIUMS

           Percent of Premium Charge -- currently 3.0% (maximum 5.0%)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  NET PREMIUMS


 The Net Premium may be invested in the Fixed Account or in Separate Account V which offers 31 different Subaccounts. The Subaccounts invest in the corresponding portfolios of Calvert Variable Series, Inc. Ameritas Portfolios, Calvert Variable Series, Inc., Variable Insurance Products Fund, Variable Insurance Products Fund II, The Alger American Fund, MFS(R) Variable Insurance Trust, or The Universal Institutional Funds, Inc. ("Funds").

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             DEDUCTIONS FROM ASSETS


 Monthly charge for Cost of Insurance and cost of any riders. The charge varies by the Policy duration and the Issue Age, gender, and risk class of the Insured. (See the Policy Schedule for rates.) Monthly per Policy charge for administrative expenses:


                                                      CURRENT    MAXIMUM
                                                      MONTHLY    MONTHLY
                                                      CHARGE     CHARGE
                                                      -------    -------
Policy Year
1                                                     $15.00     $15.00
2+                                                    $ 7.00     $12.00

 Monthly per $1000 charge for administrative expenses:


 The first ten Policy Years (or for the life of the Policy where required by state law), there is a monthly charge per $1000 of initial Specified Amount (maximum monthly charge $1.97 per $1000). In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase (or life of the Policy, where required) (maximum monthly charge $1.97 per $1000). The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. (See the Policy Schedule for rates.)


 Daily charge from the Subaccounts (not deducted from the Fixed Account):

                                                                 CURRENT ANNUAL       MAXIMUM
                                                                     CHARGE        ANNUAL CHARGE
                                                                  POLICY YEARS      POLICY YEARS
                                                                 --------------    --------------
                                                                 1-15      16+     1-15      16+
                                                                 -----    -----    -----    -----
 Mortality and Expense Risk Charge                               0.75%    0.30%    0.95%    0.50%
 Asset-Based Administrative Expense Charge                       0.15%    0.15%    0.15%    0.15%
                                                                 -----    -----    -----    -----
 Combined annual rate of Subaccount daily charges                0.90%    0.45%    1.10%    0.65%


 Fund expense charges, which ranged from .28% to 1.79% at the most recent fiscal year end, are also deducted.


 There is no surrender charge.
--------------------------------------------------------------------------------

                                LIVING BENEFITS


You may make partial withdrawals, subject to certain restrictions. The Death Benefit will be reduced by the amount of the partial withdrawal. Partial withdrawals are subject to a maximum charge of the lesser of $50 (currently $25) or 2% of the amount withdrawn. AVLIC guarantees up to 15 free transfers between the Investment Options each Policy Year. After that, a $10 charge may be made for each transfer. Under current practice, unlimited free transfers are permitted.


You may Surrender the Policy at any time for its Net Cash Surrender Value.

                           RETIREMENT INCOME BENEFITS


Loans may be available on a more favorable interest rate basis after the tenth Policy Year. Should the Policy lapse while loans are outstanding, the portion of the loan attributable to earnings will become a taxable distribution. (See page 26.)


You may Surrender the Policy or make a partial withdrawal and take values as payments under one or more of five different payment options.

                                 DEATH BENEFITS

Generally, Death Benefit income is tax free to the Beneficiary. The Beneficiary may be paid a lump sum or may select any of the five payment methods available as retirement benefits.

                             CORPORATE BENEFIT VUL

SUMMARY

The following summary is intended to highlight the most important features of a Corporate Benefit VUL Policy that you, as a prospective Policy Owner, should consider. You will find more detailed information in the main portion of the prospectus; cross-references are provided for your convenience. Capitalized terms are defined in the Definitions section that begins on page 3 of this prospectus. This summary and all other parts of this prospectus are qualified in their entirety by the terms of the Corporate Benefit VUL Policy, which is available upon request from AVLIC.

WHO IS THE ISSUER OF A CORPORATE BENEFIT VUL POLICY?


AVLIC is the issuer of each Corporate Benefit VUL Policy. AVLIC enjoys a rating of A (Excellent) for financial strength and operating performance from A.M. Best Company, a firm that analyzes insurance carriers. This is the third highest of Best's 15 categories. AVLIC is rated AA (Very Strong) for financial insurance strength from Standard & Poor's. This is the third highest of Standard & Poor's 21 ratings. A stock life insurance company organized in Nebraska, AVLIC is a wholly owned subsidiary of AMAL Corporation which is, in turn, owned by Ameritas Life Insurance Corp. ("Ameritas Life") and AmerUs Life Insurance Company ("AmerUs Life"). Ameritas Life, AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC, including the obligations of AVLIC under each Corporate Benefit VUL Policy; taken together, these companies have aggregate assets of over $15.5 billion as of December 31, 1999. (See the section on Ameritas Variable Life Insurance Company.)


WHAT IS THE PRIMARY PURPOSE OF PURCHASING A CORPORATE BENEFIT VUL POLICY?

The primary purpose of a Corporate Benefit VUL Policy is to serve as an informal funding vehicle for various executive benefit arrangements. These arrangements typically focus on one or more financial objectives, which can be met by the following characteristics of the Corporate Benefit VUL Policy:

- payment of a Death Benefit, which will never be less than the Specified Amount the Policy Owner selects (See the section on Death Benefit Options.)

- accessability of Policy values through Policy loan, Surrender and withdrawal features (See the section on Policy Rights.)

- ability to direct the manner in which the net premiums will be invested. So long as the Policy is in force, the Policy Owner will be responsible for selecting the manner in which Net Premiums will be invested. Thus, the value of a Corporate Benefit VUL Policy will reflect your investment choices over the life of the Policy.


WHAT ARE THE CHARGES ASSOCIATED WITH OWNERSHIP OF A CORPORATE BENEFIT VUL
POLICY?


Certain states impose premium and other taxes in connection with insurance policies such as Corporate Benefit VUL. AVLIC may deduct up to 5.0% of each premium as a Percent of Premium Charge. Currently, the charge is 3.0%.

Charges are deducted against the Accumulation Value to cover the Cost of Insurance under the Policy and to compensate AVLIC for administering each individual Corporate Benefit VUL Policy. These charges, which are part of the Monthly Deduction, are calculated and deducted on each Monthly Activity Date. The Cost of Insurance is calculated based on risk factors relating to the Insured as reflected in relevant actuarial tables.


There are two separate charges for administration of the Policy -- a monthly Administrative Expense Charge, and a daily Asset-Based Administrative Expense Charge. The monthly Administrative Expense Charge itself has three components:
(1) a per Policy charge; (2) a charge per $1000 of initial specified amount; and
(3) a charge per $1000 of each increase in specified amount. Currently, the per Policy charge is $15 per month in the first Policy Year and $7 per month thereafter. The per Policy portion of the Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $15 per month in the first Policy Year and $12 per month thereafter. During the first ten Policy Years (or for the life of the Policy where required by state law), there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase (or life of the Policy, where required). The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk


                             CORPORATE BENEFIT VUL
class. The current charge per $1000 is the same as the maximum charge. (See the section on Charges from Accumulation Value.)

For its services in administering Separate Account V and Subaccounts and as compensation for bearing certain mortality and expense risks, AVLIC is also entitled to receive fees. These fees are calculated and deducted daily during the first 15 Policy Years, at a combined current annual rate of 0.90% (maximum 1.10%) of the value of the net assets of Separate Account V. After the 15th Policy Anniversary Date, the combined current annual rate is expected to decrease to 0.45% (maximum 0.65%) of the daily net assets of Separate Account V. These charges will not be deducted from the amounts in the Fixed Account. (See the section on Daily Charges Against the Separate Account.)


FUND EXPENSE SUMMARY. In addition to the charges against Separate Account V described just above, management fees and expenses will be assessed by the fund managers against the amounts invested in the various portfolios. No portfolio fees will be assessed against amounts placed in the Fixed Account.



The information shown below was provided to AVLIC by the Funds and AVLIC has not independently verified such information. Each of the Funds is managed by an investment advisory organization that is entitled to receive a fee for its services based on the value of the relevant portfolio's net assets. Each Fund, other than the Ameritas Portfolios and CVS Social Portfolios, is managed by an organization that is not affiliated with AVLIC. The Ameritas Portfolios are managed by Ameritas Investment Corp., an AVLIC affiliate. CVS Social Portfolios are managed by Calvert Asset Management Company, Inc., also an AVLIC affiliate. Other Calvert companies provide administrative services to certain of the portfolios. Unless otherwise noted, the amount of expenses, including the asset based advisory fee referred to above, borne by each portfolio for the fiscal year ended December 31, 1999, was as follows:



                                                                                                 TOTAL
                                                                                              (Reflecting
                               INVESTMENT                                     WAIVERS       waivers and/or
                               ADVISORY &    12b-1      OTHER                  AND/OR       reimbursements,
          PORTFOLIO            MANAGEMENT   EXPENSE    EXPENSES    TOTAL   REIMBURSEMENTS       If any)
          ---------            ----------   --------   --------    -----   --------------   ---------------
AMERITAS PORTFOLIOS(1)
Ameritas Money Market            0.25%           --     0.08%      0.33%       0.05%             0.28%
Ameritas Index 500               0.29%           --     0.11%      0.40%       0.10%             0.30%
Ameritas Growth                  0.80%           --     0.10%      0.90%       0.09%             0.81%
Ameritas Income & Growth         0.675%          --     0.115%     0.79%       0.09%             0.70%
Ameritas Small Capitalization    0.90%           --     0.10%      1.00%       0.08%             0.92%
Ameritas MidCap Growth           0.85%           --     0.12%      0.97%       0.11%             0.86%
Ameritas Emerging Growth         0.80%           --     0.18%      0.98%       0.11%             0.87%
Ameritas Research                0.80%           --     0.62%      1.42%       0.54%             0.88%
Ameritas Growth With Income      0.80%           --     0.46%      1.26%       0.36%             0.90%
CVS SOCIAL PORTFOLIOS
CVS Social Small Cap Growth      1.00%           --     0.58%(2)   1.58%          --             1.58%
CVS Social Mid Cap Growth        0.90%           --     0.21%(2)   1.11%          --             1.11%
CVS Social International
  Equity                         1.10%           --     0.50%(2)   1.60%(3)       --             1.60%
CVS Social Balanced              0.70%           --     0.19%(2)   0.89%          --             0.89%
FIDELITY PORTFOLIOS
VIP Equity-Income:
  Service Class                  0.48%        0.10%     0.09%      0.67%          --             0.67%(4)
VIP Growth:
  Service Class                  0.58%        0.10%     0.09%      0.77%          --             0.77%(4)
VIP High Income:
  Service Class                  0.58%        0.10%     0.11%      0.79%          --             0.79%
VIP Overseas:
  Service Class                  0.73%        0.10%     0.18%      1.01%          --             1.01%(4)
VIP II Asset Manager:
  Service Class                  0.53%        0.10%     0.11%      0.74%          --             0.74%(4)
VIP II Investment Grade Bond:
  Initial Class                  0.43%           --     0.11%      0.54%          --             0.54%
VIP II Asset Manager: Growth:
  Service Class                  0.58%        0.10%     0.14%      0.82%          --             0.82%(4)
VIP II Contrafund(R):
  Service Class                  0.58%        0.10%     0.10%      0.78%          --             0.78%(4)


                             CORPORATE BENEFIT VUL


ALGER AMERICAN FUND(5)
Balanced                         0.75%           --     0.18%      0.93%          --             0.93%
Leveraged AllCap                 0.85%           --     0.08%      0.93%          --             0.93%
MFS TRUST
Utilities                        0.75%           --     0.16%(6)   0.91%          --             0.91%
Global Governments               0.75%           --     0.30%(6)   1.05%       0.14%             0.91%(7)
New Discovery                    0.90%           --     1.59%(6)   2.49%       1.42%             1.07%(7)
UNIVERSAL INSTITUTIONAL FUNDS
Emerging Markets Equity          1.25%           --     1.37%      2.62%       0.83%             1.79%(8)
Global Equity                    0.80%           --     0.68%      1.48%       0.33%             1.15%(8)
International Magnum             0.80%           --     0.87%      1.67%       0.51%             1.16%(8)
Asian Equity                     0.80%           --     2.23%      3.03%       1.76%             1.27%(8)
U.S. Real Estate                 0.80%           --     1.10%      1.90%       0.80%             1.10%(8)


---------------

(1) The portfolios' aggregate expenses are limited for a period of one year following November 1, 1999 (October 29, 1999 for Ameritas Money Market). Following this one year period, expenses of the Ameritas Portfolios will not be permitted to exceed an expense ratio which is .10% greater than the prior expense ratio of the corresponding replaced fund, unless an amendment to the investment advisory contract is approved modifying or eliminating the expense guarantee. Total expenses have been restated to reflect the above.



(2) "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly would be as follows:



CVS Social Small Cap Growth                        1.15%
CVS Social Mid Cap Growth                          1.02%
CVS Social International Equity                    1.50%
CVS Social Balanced                                0.86%



(3) Total expenses have been restated to reflect expenses expected to be incurred in 2000, resulting from a change in 1999 to the administrative services agreement, as approved by the shareholders.



(4) A portion of the brokerage commissions that certain Funds pay was used to reduce Fund expenses. In addition, through arrangements with certain Funds custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable Fund's expenses. After these reductions, the total operating expenses presented in the table would have been:



VIP Equity-Income: Service Class                 0.66%
VIP Growth: Service Class                        0.75%
VIP Overseas: Service Class                      0.98%
VIP II Asset Manager: Service Class              0.73%
VIP II Asset Manager: Growth: Service Class      0.81%
VIP II Contrafund: Service Class                 0.75%



(5) Fred Alger Management, Inc. ("Alger Management") has agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed respectively: Alger American Balanced, 1.25%, and Alger American Leveraged AllCap, 1.50%. Included in "Other Expenses" of Leveraged AllCap is 0.01% of interest expense.



(6) Each MFS Trust series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the series' expenses). "Other Expenses" do not take into account these expense reductions and are therefore higher than the actual expenses of the series. Had these reductions been taken into account, "Total (reflecting waivers and/or reimbursements, if


                             CORPORATE BENEFIT VUL

    any)" would be lower and would equal 0.90% for Utilities Series and Global Governments Series and 1.05% for New Discovery Series.



(7) MFS has contractually agreed, subject to reimbursement, to bear expenses for the Global Governments Series and New Discovery Series such that the each series "Other Expenses" (after taking into account the expense offset arrangement described at (6), above) do not exceed 0.15% of the average daily net assets of the series during the current fiscal year. Utilities Series has no such limitation. These contracted fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the series.



(8) The portfolios' investment adviser has voluntarily agreed to reduce its management fee and/or reimburse each portfolio so that total annual operating expenses for each Universal Institutional Funds ("UIF") portfolio will not exceed:



UIF Emerging Markets Equity                      1.75%
UIF Global Equity                                1.15%
UIF International Magnum                         1.15%
UIF Asian Equity                                 1.20%
UIF U.S. Real Estate                             1.10%



    The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.



    In determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing are excluded from annual operating expenses. If these expenses were incurred, the portfolios' total expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown above.



    For the year ended December 31, 1999, after giving effect to the above voluntary management fee waiver and/or expense reimbursement, the total expenses for each portfolio, including certain investment related expenses, were as stated in the table.



Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.



AVLIC may receive administrative fees from the investment advisers of certain Funds. AVLIC currently does not assess a separate charge against Separate Account V or the Fixed Account for any federal, state or local income taxes. AVLIC may, however, make such a charge in the future if income or gains within Separate Account V will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of AVLIC changes.


HOW DOES THE INVESTMENT COMPONENT OF THE CORPORATE BENEFIT VUL POLICY WORK? AVLIC has established Separate Account V, which is separate from all other assets of AVLIC, as a vehicle to receive and invest premiums received from Corporate Benefit VUL Policy Owners and owners of certain other variable universal life products offered by AVLIC. Separate Account V is divided into separate Subaccounts. Each Subaccount invests exclusively in shares of one of the investment portfolios available through Corporate Benefit VUL. Each Policy Owner may allocate Net Premiums to one or more Subaccounts, or to AVLIC's Fixed Account in the initial application. These allocations may be changed, without charge, by notifying AVLIC's Home Office. The aggregate value of your interests in the Subaccounts, the Fixed Account, and any amount held in the General Account to secure Policy debt will represent the Accumulation Value of your Corporate Benefit VUL Policy. (See the section on Accumulation Value.)

WHAT INVESTMENT OPTIONS ARE AVAILABLE THROUGH THE CORPORATE BENEFIT VUL POLICY?

The Investment Options available through Corporate Benefit VUL include 31 investment portfolios, each of which is a separate series of a mutual fund managed by Ameritas Investment Corp., Calvert Asset Management Company, Inc., Fidelity Management & Research Company, Fred Alger Management, Inc.,


                             CORPORATE BENEFIT VUL

Massachusetts Financial Services Company, or Morgan Stanley Dean Witter Investment Management Inc. On December 1, 1998, Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Dean Witter Investment Management Inc., but continues to do business in certain instances using the name Morgan Stanley Asset Management. These portfolios are listed in the Fund Expense Summary above.


Details about the investment objectives and policies of each of the available investment portfolios and management fees and expenses appear in the sections on Investment Objectives and Policies of the Funds' Portfolios and Fund Expense Summary. In addition to the listed portfolios you may also elect to allocate Net Premiums to AVLIC's Fixed Account. (See the section on Fixed Account.)

HOW DOES THE LIFE INSURANCE COMPONENT OF A CORPORATE BENEFIT VUL POLICY WORK?
A Corporate Benefit VUL Policy provides for the payment of a minimum Death Benefit upon the death of the Insured. The amount of the minimum Death
Benefit -- sometimes referred to as the Specified Amount of the Corporate Benefit VUL Policy -- is chosen by you at the time your Corporate Benefit VUL Policy is established. However, Death Benefit Proceeds -- the actual amount that will be paid after AVLIC receives Satisfactory Proof of Death of the Insured -- will vary over the life of your Corporate Benefit VUL Policy, depending on which of the two available coverage options you select.

If you choose Option A, Death Benefit Proceeds payable under your Corporate Benefit VUL Policy will be the Specified Amount of your Corporate Benefit VUL Policy OR the applicable percentage of its Accumulation Value, whichever is greater. If you choose Option B, Death Benefit Proceeds payable under your Corporate Benefit VUL Policy will be the Specified Amount of your Corporate Benefit VUL Policy PLUS the Accumulation Value of your Corporate Benefit VUL Policy, or if it is higher, the applicable percentage of the Accumulation Value on the date of death. In either case, the applicable percentage is established based on the age of the Insured at the date of death. (See the section on Death Benefit Options.)

ARE THERE ANY RISKS INVOLVED IN OWNING CORPORATE BENEFIT VUL POLICY?
Yes. Over the life of the Corporate Benefit VUL Policy, the Subaccounts to which you allocate premiums will fluctuate with changes in the stock market and overall economic factors. These fluctuations will be reflected in the Accumulation Value of your Corporate Benefit VUL Policy and may result in loss of principal. For this reason, the purchase of a Corporate Benefit VUL Policy may not be suitable for all businesses. It may not be advantageous to purchase a Corporate Benefit VUL Policy to replace or augment existing insurance arrangements. Appendix A includes tables illustrating the impact that hypothetical market returns would have on Accumulation Values under a Corporate Benefit VUL Policy.

WHAT IS THE PREMIUM THAT MUST BE PAID TO KEEP A CORPORATE BENEFIT VUL POLICY IN FORCE?
Like traditional life insurance policies, a Corporate Benefit VUL Policy requires the payment of periodic premiums in order to keep the Policy in force. You will be asked to establish a payment schedule before your Corporate Benefit VUL Policy becomes effective.

The distinction between traditional life policies and a Corporate Benefit VUL Policy is that a Corporate Benefit VUL Policy will not lapse simply because premium payments are not made according to that payment schedule. However, a Corporate Benefit VUL Policy will lapse, even if scheduled premium payments are made, if the Net Cash Surrender Value of your Corporate Benefit VUL Policy falls below zero. (See the section on Premiums.)

HOW ARE PREMIUMS PAID, PROCESSED AND CREDITED?
A Corporate Benefit VUL Policy will be issued after a completed application is accepted, and the initial premium payment is received, by AVLIC at its Home Office. AVLIC's Home Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501. The initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections made in the application. When state or other applicable law or regulation requires return of at least the premium payments, should you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount. Thirteen days after the Issue Date, the Accumulation Value of the Policy will be

                             CORPORATE BENEFIT VUL
allocated among the Subaccounts and/or the Fixed Account according to the instructions in the application. You have the right to examine the Corporate Benefit VUL Policy and return it for a refund for a limited time, even after the Issue Date. (See the section on Issuance of a Policy.)

You may make subsequent premium payments, although you are not required to do so. AVLIC will send premium payment notices to you according to any schedule you select. When AVLIC receives a premium payment at its Home Office, we will deduct any applicable Percent of Premium Charge and allocate the Net Premium to the Subaccounts and/or the Fixed Account according to your selections. (See the sections on Premiums and Allocations of Premiums and Accumulation Value.)

As already noted, Corporate Benefit VUL provides considerable flexibility in determining the frequency and amount of premium payments. This flexibility is not, however, unlimited. You should keep certain factors in mind in determining the payment schedule that is best suited to your needs. These include the Cost of Insurance needed to keep the Corporate Benefit VUL Policy in force; maximum premium limitations established under the federal tax laws; and the impact that reduced premium payments may have on the Net Cash Surrender Value of the Corporate Benefit VUL Policy. (See the section on Premiums.)

IS THE ACCUMULATION VALUE OF THE CORPORATE BENEFIT VUL POLICY AVAILABLE WITHOUT SURRENDER?

Yes. You may access the value of your Corporate Benefit VUL Policy in one of two ways. After the first Policy Year, you may obtain a loan, secured by the Accumulation Value of your Corporate Benefit VUL Policy. The maximum interest rate on any such loan is 6% annually; the current rate is 5.5% annually. After the tenth Policy Anniversary, you may borrow against a limited amount of the Net Cash Surrender Value of your Corporate Benefit VUL Policy at a maximum annual interest rate of 4%; the current rate for such loans is 3.5% annually. (See the section on Loan Benefits.)


You may also access the value of your Corporate Benefit VUL Policy by making a partial withdrawal. A partial withdrawal is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%). (See the section on Partial Withdrawals.)

WHEN DOES THE CORPORATE BENEFIT VUL POLICY TERMINATE?
You may terminate the Corporate Benefit VUL Policy by Surrendering the Policy during the lifetime of the Insured for its Net Cash Surrender Value. If you surrender the Policy in the first two Policy Years, we will refund a portion of the Percent of Premium Charge deducted in the first Policy Year. As noted above, the Corporate Benefit VUL Policy will terminate if you fail to maintain sufficient Net Cash Surrender Value to cover Policy charges. (See the sections on Surrenders and Premiums.)

                             CORPORATE BENEFIT VUL

YEAR 2000

Like other insurance companies and their separate accounts, AVLIC and Separate Account V could be adversely affected if the computer systems they rely upon do not properly process date-related information and data involving the years 2000 and after. This issue arose because both mainframe and PC-based computer hardware and software have traditionally used two digits to identify the year. For example, the year 1998 is input, stored and calculated as "98." Similarly, the year 2000 would be input, stored and calculated as "00." If computers assume this means 1900, it could cause errors in calculations, comparisons, and other computing functions.

Like all insurance companies, AVLIC makes extensive use of dates and date calculations. We began a corporate-wide Year 2000 (Y2K) project in mid-1996. Our goal is to ensure that our computer systems continue to operate smoothly with no service disruptions before, during or after the year 2000.


As of April 15, 2000, AVLIC has experienced no known Y2K problems. All of our computer application and operating systems had been updated for the year 2000 by December 31, 1998. Continuous testing and monitoring throughout 1999 helped AVLIC continue to meet our contractual and service obligations to our customers. In addition to our internal efforts, AVLIC is working closely with vendors and other business partners to confirm that they too are addressing Y2K issues on a timely basis. We believe that we are Y2K-compliant; however, in the event we or our service providers, vendors, financial institutions or others with which we conduct business, fail to be Y2K-compliant, there would be a materially adverse effect on us. Certain vendors and/or business partners, due to their exposure to foreign markets, may face additional Y2K issues. Please see the Funds' prospectuses for information on the Funds' preparedness for Y2K.


AVLIC, THE SEPARATE ACCOUNT AND THE FUNDS

AMERITAS VARIABLE LIFE INSURANCE COMPANY
Ameritas Variable Life Insurance Company ("AVLIC") is a stock life insurance company organized in the State of Nebraska. AVLIC was incorporated on June 22, 1983 and commenced business December 29, 1983. AVLIC is currently licensed to sell life insurance in 47 states, and the District of Columbia. AVLIC's financial statements may be found at page F-II-1.


AVLIC is a wholly owned subsidiary of AMAL Corporation, a Nebraska stock company. AMAL Corporation is a joint venture of Ameritas Life Insurance Corp. ("Ameritas Life"), a Nebraska stock life insurance company, which owns a majority interest in AMAL Corporation; and AmerUs Life Insurance Company ("AmerUs Life"), an Iowa stock life insurance company, which owns a minority interest in AMAL Corporation. The Home Offices of both AVLIC and Ameritas Life are at 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501 ("Home Office"). AVLIC's telephone number is 800-745-1112 and its website address is www.overturelife.com.


On April 1, 1996 Ameritas Life consummated an agreement with AmerUs Life whereby AVLIC became a wholly owned subsidiary of a newly formed holding company, AMAL Corporation. Under terms of the agreement AMAL Corporation is 66% owned by Ameritas Life and 34% owned by AmerUs Life. AmerUs Life has options to purchase an additional interest in AMAL Corporation if certain conditions are met. There are no other owners of 5% or more of the outstanding voting securities of AVLIC.


Ameritas Life and its subsidiaries had total assets at December 31, 1999 of over $4.8 billion. AmerUs Life had total assets as of December 31, 1999 of over $10.7 billion.


AVLIC has a rating of A (Excellent) for financial strength and operating performance from A.M. Best Company, a firm that analyzes insurance carriers. This is the third highest of Best's 15 categories. AVLIC, as part of the Ameritas consolidated group, is rated AA (Very Strong) for insurer financial strength from Standard & Poor's. This is the third-highest of Standard & Poor's 21 ratings. Ameritas Life enjoys a long standing A+ (Superior) rating from A.M. Best, the second highest of Best's ratings.

Ameritas Life, AmerUs Life and AMAL Corporation guarantee the obligations of AVLIC. This guarantee will continue until AVLIC is recognized by a national rating agency as having a financial rating equal to or greater than Ameritas Life, or until AVLIC is acquired by another insurance company which has a financial rating by a national rating agency equal to or greater than Ameritas Life and which agrees to

                             CORPORATE BENEFIT VUL
assume the guarantee. AmerUs Life will be relieved of its obligations under the guarantee if it sells its interest in AMAL Corporation to another insurance company which has a financial rating by a national rating agency equal to or greater than that of AmerUs Life, and the purchaser assumes the guarantee.

Ameritas Investment Corp. ("AIC"), the principal underwriter of the Policies, may publish in advertisements and reports to Policy Owners, the ratings and other information assigned to Ameritas Life and AVLIC by one or more independent rating services. Published material may also include charts and other information concerning dollar cost averaging, portfolio rebalancing, earnings sweep, tax-deference, asset allocation, diversification, long term market trends, index performance and other investment methods and programs. The purpose of the ratings is to reflect the financial strength of AVLIC. The ratings do not relate to the performance of Separate Account V.

THE SEPARATE ACCOUNT
Ameritas Variable Life Insurance Company Separate Account V ("Separate Account V") was established under Nebraska law on August 28, 1985. The assets of Separate Account V are held by AVLIC segregated from all of AVLIC's other assets, are not chargeable with liabilities arising out of any other business which AVLIC may conduct, and are not affected by income, gains, or losses of AVLIC. Although the assets maintained in Separate Account V will not be charged with any liabilities arising out of AVLIC's other business, all obligations arising under the Policies are liabilities of AVLIC who will maintain assets in Separate Account V of a total market value at least equal to the reserve and other contract liabilities of Separate Account V. Separate Account V will at all times contain assets equal to or greater than Accumulation Values invested in Separate Account V. Nevertheless, to the extent assets in Separate Account V exceed AVLIC's liabilities in Separate Account V, the assets are available to cover the liabilities of AVLIC's General Account. AVLIC may, from time to time, withdraw assets available to cover the General Account obligations.

Separate Account V is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any SEC supervision of the management or investment policies or practices of Separate Account V. For state law purposes, Separate Account V is treated as a Division of AVLIC.

PERFORMANCE INFORMATION
Performance information for the Subaccounts of Separate Account V and the Funds available for investment by Separate Account V may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. AVLIC may also provide a hypothetical illustration of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds for a sample Insured based on assumptions as to age, gender, and other Policy specific assumptions.

AVLIC may also provide individualized hypothetical illustrations of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Separate Account V charges, including the Monthly Deduction and the Percent of Premium Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Subaccounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

THE FUNDS

There are currently 31 Subaccounts within Separate Account V available to Policy Owners for new allocations. The assets of each Subaccount are invested in shares of a corresponding portfolio of one of the following mutual Funds (collectively, the "Funds"): Calvert Variable Series, Inc. Ameritas Portfolios ("Ameritas Portfolios"); Calvert Variable Series, Inc. ("CVS Social Portfolios"); Variable Insurance Products Fund and Variable Insurance Products Fund II, (respectively, "VIP" and "VIP II"; collectively "Fidelity Portfolios"); The Alger American Fund ("Alger American Funds"); MFS Variable Insurance Trust ("MFS Trust"); and The Universal Institutional Funds, Inc. ("Universal Institutional Funds"). The Ameritas Portfolios receive investment advisory services from Ameritas Investment Corp. ("AIC"). AIC, a registered investment adviser under the Investment Advisers Act of 1940, is an affiliate of AVLIC and is


                             CORPORATE BENEFIT VUL
the distributor for the Policies. AIC also contracts with subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:


PORTFOLIO                                  SUBADVISER
---------                                  ----------
Ameritas Money Market                      Calvert Asset Management Company, Inc.
Ameritas Index 500                         State Street Global Advisors
Ameritas Growth                            Fred Alger Management, Inc. ("Alger Management")
Ameritas Income & Growth                   Alger Management
Ameritas Small                             Alger Management
  Capitalization
Ameritas MidCap Growth                     Alger Management
Ameritas Emerging Growth                   Massachusetts Financial Services Company ("MFS Co.")
Ameritas Research                          MFS Co.
Ameritas Growth With Income                MFS Co.



CVS Social Portfolios, which is managed by Calvert Asset Management Company, Inc. ("CAMCO"), offers the following portfolios: CVS Social Small Cap Growth Portfolio, CVS Social Mid Cap Growth Portfolio, CVS Social International Equity Portfolio, and CVS Social Balanced Portfolio. VIP, which is managed by Fidelity Management & Research Company ("Fidelity"), offers the following portfolios: VIP Equity-Income: Service Class, VIP Growth: Service Class, VIP High Income:
Service Class and VIP Overseas: Service Class. VIP II, also managed by Fidelity, offers the following portfolios: VIP II Asset Manager: Service Class, VIP II Investment Grade Bond, VIP II Asset Manager: Growth: Service Class, and VIP II
Contrafund: Service Class. The Alger American Fund, which is managed by Fred Alger Management, Inc. ("Alger Management"), offers the following portfolios:
Alger American Balanced ("Balanced") and Alger American Leveraged AllCap ("Leveraged AllCap"). The MFS Trust, managed by Massachusetts Financial Services Company ("MFS Co."), offers the following portfolios or series in connection with this Policy: MFS Utilities, MFS Global Governments, and MFS New Discovery. The Universal Institutional Funds offer the following portfolios in connection with the Policy, all of which are managed by Morgan Stanley Asset Management:
Emerging Markets Equity, Global Equity, International Magnum, Asian Equity and U.S. Real Estate. Each Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company.


The assets of each portfolio of the Funds are held separately from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of investment objectives, policies, restrictions, expenses and risks, is in the prospectuses for each of the Funds, which must accompany or precede this prospectus. All underlying Fund information, including Fund prospectuses, has been provided to AVLIC by the underlying Funds. AVLIC has not independently verified this information. One or more of the portfolios may employ investment techniques that involve certain risks, including investing in non-investment grade, high risk debt securities, entering into repurchase agreements and reverse repurchase agreements, lending portfolio securities, engaging in "short sales against the box," investing in instruments issued by foreign banks, entering into firm commitment agreements and investing in warrants and restricted securities. In addition, certain of the portfolios may invest in securities of foreign issuers.


The Leveraged AllCap portfolio may borrow money to increase its portfolio of securities, and may purchase or sell options and enter into futures contracts on securities indexes to increase gain or to hedge the value of the portfolio. Certain of the portfolios are permitted to invest a portion of their assets in non-investment grade, high risk debt securities; these portfolios include the VIP High Income: Service Class, VIP Equity-Income: Service Class, VIP II Asset
Manager: Growth: Service Class, VIP II Asset Manager: Service Class portfolios of the Fidelity Portfolios, and the Research portfolio of the Ameritas Portfolios. Certain portfolios are designed to invest a substantial portion of their assets overseas, such as the VIP Overseas portfolio and the International Magnum portfolio of the Universal Institutional Funds. Other portfolios invest primarily in the securities markets of emerging nations. Investments of this type involve different risks than investments in more established economies, and will be affected by greater


                             CORPORATE BENEFIT VUL
volatility of currency exchange rates and overall economic and political factors. Such portfolios include the Emerging Markets Equity and Asian Equity portfolios of the Universal Institutional Funds. The Emerging Markets Equity portfolio may also invest in non-investment grade, high risk debt securities (also known as "junk bonds") and securities of Russian companies. Investment in Russian companies may involve risks associated with that nation's system of share registration and custody. Securities of non-U.S. issuers (including issuers in emerging nations) may also be purchased by each of the portfolios of the MFS Trust, by the Emerging Growth, Research, and Growth With Income portfolios of the Ameritas Portfolios, and by the Global Equity portfolio of the Universal Institutional Funds. Investments acquired by the U.S. Real Estate portfolio of the Universal Institutional Funds may be subject to the risks associated with the direct ownership of real estate and direct investments in real estate investment trusts. Further information about the risks associated with investments in each of the Funds and their respective portfolios is contained in the prospectus relating to that Fund. These prospectuses, together with this prospectus, should be read carefully and retained.


The investments in the Funds may be managed by Fund managers which manage one or more other mutual funds that have similar names, investment objectives, and investment styles as the Funds. You should be aware that the Funds are likely to differ from the other mutual funds in size, cash flow pattern, and tax matters. Thus, the holdings and performance of the Funds can be expected to vary from those of the other mutual funds.

You should periodically consider the allocation among the Subaccounts in light of current market conditions and the investment risks attendant to investing in the Funds' various portfolios.

Separate Account V will purchase and redeem shares from the portfolios at the net asset value. Shares will be redeemed to the extent necessary for AVLIC to collect charges, pay the Net Cash Surrender Values, partial withdrawals, and make policy loans or to transfer assets among Investment Options as you requested. Any dividend or capital gain distribution received is automatically reinvested in the corresponding Subaccount.

Since each of the Funds is designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies and will be sold to separate accounts of other insurance companies as investment vehicles for various types of variable life insurance policies and variable annuity contracts, there is a possibility that a material conflict may arise between the interests of Separate Account V and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing their separate accounts from the Funds, to resolve the matter. The risks of such mixed and shared funding are described further in the prospectuses of the Funds.

                             CORPORATE BENEFIT VUL

INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS' PORTFOLIOS


-------------------------------------------------------------------------------------------------------------------
PORTFOLIO                 INVESTMENT POLICIES                            OBJECTIVE
-------------------------------------------------------------------------------------------------------------------
  AMERITAS PORTFOLIOS
-------------------------------------------------------------------------------------------------------------------
    Ameritas Money        Invests in U.S. dollar-denominated money       Seeks as high a level of current income as
    Market                market securities of domestic and foreign      is consistent with preservation of capital
                          issuers, including U.S. government             and liquidity.
                          securities and repurchase agreements.
                          Invests more than 25% of total assets in
                          the financial services industry.
-------------------------------------------------------------------------------------------------------------------
    Ameritas Index 500    Under normal circumstances, seeks to track     Seeks investment results that correspond
                          the Standard & Poor's 500.                     to the total return of common stocks
                                                                         publicly traded in the United States, as
                                                                         represented by the Standard & Poor's 500.
-------------------------------------------------------------------------------------------------------------------
    Ameritas Growth       Focuses on growing companies that generally    Seeks long-term capital appreciation.
                          have broad product lines, markets,
                          financial resources and depth of
                          management. Under normal circumstances, the
                          portfolio invests primarily in the equity
                          securities of large companies. The
                          portfolio considers a large company to have
                          market capitalization of $1 billion or
                          greater.
-------------------------------------------------------------------------------------------------------------------
    Ameritas Income &     Invests in dividend paying equity              Primarily seeks to provide a high level of
      Growth              securities, such as common or preferred        dividend income. Its secondary goal is to
                          stocks, preferably those which the             provide capital appreciation.
                          subadvisor believes also offer
                          opportunities for capital appreciation.
-------------------------------------------------------------------------------------------------------------------
    Ameritas Small        Focuses on small, fast-growing companies       Seeks long-term capital appreciation.
      Capitalization      that offer innovative products, services or
                          technologies to a rapidly expanding
                          marketplace. Under normal circumstances,
                          the portfolio invests primarily in the
                          equity securities of small capitalization
                          companies. A small capitalization company
                          is one that has a market capitalization
                          within the range of the Russell 200 Growth
                          Index or the S&P SmallCap 600 Index.
-------------------------------------------------------------------------------------------------------------------
    Ameritas MidCap       Invests in midsize companies with promising    Seeks long-term capital appreciation.
      Growth              growth potential. Under normal
                          circumstances, the portfolio invests
                          primarily in the equity securities of
                          companies having a market capitalization
                          within the range of companies in the S&P
                          MidCap 400 Index.
-------------------------------------------------------------------------------------------------------------------
    Ameritas Emerging     Invests, under normal market conditions, at    Seeks long-term growth of capital.
      Growth              least 65% of its total assets in common
                          stocks and related securities, such as
                          preferred stocks, convertible securities
                          and depositary receipts for those
                          securities, of emerging growth companies.
-------------------------------------------------------------------------------------------------------------------
    Ameritas Research     Invests, under normal market conditions, at    Seeks long-term growth of capital and
                          least 80% of its total assets in common        future income.
                          stocks and related securities, such as
                          preferred stocks, convertible securities
                          and depositary receipts. The portfolio
                          focuses on companies that the subadvisor
                          believes have favorable prospects for
                          long-term growth, attractive valuations
                          based on current and expected earnings or
                          cash flow, dominant or growing market share
                          and superior management. The fund may
                          invest in companies of any size. The
                          portfolio's investments may include
                          securities traded on securities exchanges
                          or in the over-the-counter markets.
-------------------------------------------------------------------------------------------------------------------


                             CORPORATE BENEFIT VUL

-------------------------------------------------------------------------------------------------------------------
       PORTFOLIO                      INVESTMENT POLICIES                                OBJECTIVE
-------------------------------------------------------------------------------------------------------------------
    Ameritas Growth With  Invests, under normal market conditions, at    Seeks to provide reasonable current income
      Income              least 65% of its total assets in common        and long-term growth of capital and
                          stocks and related securities, such as         income.
                          preferred stocks, convertible securities
                          and depositary receipts for those
                          securities. These securities may be listed
                          on a securities exchange or traded in the
                          over-the-counter markets. While the
                          portfolio may invest in companies of any
                          size, it may generally focus on companies
                          with larger market capitalizations that the
                          subadvisor believes have sustainable growth
                          prospects and attractive valuations based
                          on current and expected earnings or cash
                          flow.
-------------------------------------------------------------------------------------------------------------------
  CVS SOCIAL PORTFOLIOS
-------------------------------------------------------------------------------------------------------------------
    CVS Social Small Cap  Invests at least 65% of assets in the          Seeks to provide long-term capital
      Growth              common stocks of small-cap companies.          appreciation by investing primarily in
                          Returns in the portfolio will be mostly        equity securities of companies that have
                          from the changes in the price of the           small market capitalizations.
                          portfolio's holdings (capital
                          appreciation). The portfolio currently
                          defines small-cap companies as those with
                          market capitalization of $1 billion or less
                          at the time the portfolio initially
                          invests.*
-------------------------------------------------------------------------------------------------------------------
    CVS Social Mid Cap    Invests primarily in the common stocks of      Seeks to provide long-term capital
      Growth              mid- size companies. Returns in the            appreciation by investing primarily in a
                          portfolio will be mostly from the changes      nondiversified portfolio of the equity
                          in the price of the portfolio's holdings       securities of mid-sized companies that are
                          (capital appreciation). The portfolio          undervalued but demonstrate a potential
                          currently defines mid-cap companies as         for growth.
                          those within the range of market
                          capitalizations of the S&P's Mid-Cap 400
                          Index. Most companies in the Index have a
                          capitalization of $500 million to $10
                          billion.*
-------------------------------------------------------------------------------------------------------------------
    CVS Social            Invests primarily in the common stocks of      Seeks to provide a high total return
      International       mid- to large-cap companies using a value      consistent with reasonable risk by
      Equity              approach. The portfolio identifies those       investing primarily in a globally
                          countries with markets and economies that      diversified portfolio for equity
                          it believes currently provide the most         securities.
                          favorable climate for investing. The
                          portfolio invests primarily in more
                          developed economies and markets. No more
                          that 5% of Portfolio assets are invested in
                          the U.S.*
-------------------------------------------------------------------------------------------------------------------
    CVS Social Balanced   Typically invests about 60% of its assets      Seeks to achieve a competitive total
                          in stocks and 40% in bonds or other            return through an actively managed
                          fixed-income investments. Stock investments    portfolio of stocks, bonds and money
                          are primarily common stock in large-cap        market instruments which offer income and
                          companies, while the fixed-income              capital growth opportunity and which
                          investments are primarily a wide variety of    satisfy the investment and social
                          investment grade bonds. *                      criteria.
-------------------------------------------------------------------------------------------------------------------
                          *The portfolio invests with the philosophy
                          that long-term rewards to investors will
                          come from those organizations whose
                          products, services, and methods enhance the
                          human condition and the traditional
                          American values of individual initiative,
                          equality of opportunity and cooperative
                          effort. Investments are selected on the
                          basis of their ability to contribute to the
                          dual objectives of financial soundness and
                          social criteria.
-------------------------------------------------------------------------------------------------------------------
  FIDELITY PORTFOLIOS
-------------------------------------------------------------------------------------------------------------------
    VIP Equity-Income:    Investing at least 65% in income-producing     Seeks reasonable income. Will also
      Service Class       equity securities, which tends to lead to      consider the potential for capital
                          investments in large cap "value" stocks.       appreciation. Seeks a yield which exceeds
                                                                         the composite yield on the securities
                                                                         comprising the Standard & Poor's 500.
-------------------------------------------------------------------------------------------------------------------


                             CORPORATE BENEFIT VUL

-------------------------------------------------------------------------------------------------------------------
       PORTFOLIO                      INVESTMENT POLICIES                                OBJECTIVE
-------------------------------------------------------------------------------------------------------------------
    VIP Growth: Service   Investing primarily in common stocks.          Seeks capital appreciation.
      Class               Investing in companies that it believes
                          have above-average growth potential (stocks
                          of these companies are often called
                          "growth" stocks). Investing in domestic and
                          foreign issuers.
-------------------------------------------------------------------------------------------------------------------
    VIP High Income:      Investing at least 65% of total assets in      Seeks a high level of current income while
      Service Class       income- producing debt securities,             also considering growth of capital.
                          preferred stocks and convertible
                          securities, with an emphasis on lower-
                          quality debt securities.
-------------------------------------------------------------------------------------------------------------------
    VIP Overseas:         Investing at least 65% of total assets in      Seeks long-term growth of capital.
      Service Class       foreign securities. Investing primarily in
                          common stocks.
-------------------------------------------------------------------------------------------------------------------
    VIP II Asset          Allocating the Fund's assets among stocks,     Seeks high total return with reduced risk
      Manager: Service    bonds, and short-term and money market         over the long term by allocating its
      Class               instruments. Maintaining a neutral mix over    assets in stocks, bonds, and short-term
                          time of 50% of assets in stocks, 40% of        instruments.
                          bonds, and 10% of assets in short-term and
                          money market instruments.
-------------------------------------------------------------------------------------------------------------------
    VIP II Investment     Investing in U.S. dollar-denominated           Seeks as high a level of current income as
      Grade Bond:         investment- grade bonds.                       is consistent with the preservation of
      Initial Class                                                      capital.
-------------------------------------------------------------------------------------------------------------------
    VIP II Asset          Allocating the Fund's assets among stocks,     Seeks to maximize total return by
      Manager: Growth:    bonds, and short-term and money market         allocating its assets among stocks, bonds,
      Service Class       instruments. Maintaining a neutral mix over    short-term instruments and other
                          time of 70% of assets in stocks, 25% of        investments.
                          assets in bonds, and 5% of assets in
                          short-term and money market instruments.
-------------------------------------------------------------------------------------------------------------------
    VIP II Contrafund:    Investing primarily in common stocks.          Seeks long-term capital appreciation.
      Service Class       Investing in securities of companies whose
                          value it believes is not fully recognized
                          by the public.
-------------------------------------------------------------------------------------------------------------------
  ALGER AMERICAN FUND
-------------------------------------------------------------------------------------------------------------------
    Balanced              The portfolio focuses on stocks of             Seeks current income and long-term capital
                          companies with growth potential and fixed      appreciation by investment in common
                          income securities, with emphasis on            stocks and fixed income and convertible
                          income-producing securities which appear to    securities, with emphasis on income
                          have some potential for capital                producing securities which appear to have
                          appreciation. Under normal circumstances,      potential for capital appreciation.
                          it invests in common stocks and fixed
                          income securities, which include commercial
                          paper and bonds rated within the four
                          highest rating categories by an established
                          rating agency or if not rated, which are
                          determined by the manager to be of
                          comparable quality. Ordinarily, at least
                          25% of the portfolio's net assets are
                          invested in fixed-income securities.
-------------------------------------------------------------------------------------------------------------------
    Leveraged AllCap      Under normal circumstances, the portfolio      Seeks long-term capital appreciation.
                          invests in the equity securities of
                          companies of any size which demonstrate
                          promising growth potential. The portfolio
                          can leverage, that is, borrow money, up to
                          one-third of its total assets to buy
                          additional securities. By borrowing money,
                          the portfolio has the potential to increase
                          its returns if the increase in the value of
                          the securities purchased exceeds the cost
                          of borrowing, including interest paid on
                          the money borrowed
-------------------------------------------------------------------------------------------------------------------
  MFS TRUST
-------------------------------------------------------------------------------------------------------------------
    Utilities Series      Invests, under normal market conditions, at    Will seek capital growth and current
                          least 65% of its total assets in equity and    income (income above that available from a
                          debt securities of both domestic and           portfolio invested entirely in equity
                          foreign companies in the utilities             securities).
                          industry.
-------------------------------------------------------------------------------------------------------------------


                             CORPORATE BENEFIT VUL

-------------------------------------------------------------------------------------------------------------------
       PORTFOLIO                      INVESTMENT POLICIES                                OBJECTIVE
-------------------------------------------------------------------------------------------------------------------
    Global Governments    Invests, under normal market conditions, at    Will seek to provide income and capital
      Series              least 65% of its total assets in debt          appreciation.
                          obligations that are issued or guaranteed
                          as to principal and interest by either (1)
                          the U.S. Government, its agencies,
                          authorities or instrumentalities or (2) the
                          governments of foreign countries (including
                          emerging markets). May also invest in
                          corporate bonds (including lower rated
                          bonds commonly known as junk bonds) and
                          mortgage-backed and assets-backed
                          securities.
-------------------------------------------------------------------------------------------------------------------
    New Discovery Series  Invests, under normal market conditions, at    Will seek capital appreciation.
                          least 65% of its total assets in common
                          stocks and related securities, such as
                          preferred stocks, convertible securities
                          and depositary receipts for those
                          securities, of emerging growth companies.
-------------------------------------------------------------------------------------------------------------------
  UNIVERSAL INTERNATIONAL FUNDS
-------------------------------------------------------------------------------------------------------------------
    Emerging Markets      Invests primarily in equity securities of      Long-term capital appreciation.
      Equity              emerging market country issuers with a
                          focus on those issuers with attractive
                          growth characteristics, reasonable
                          valuations, and managements with a strong
                          shareholder value orientation.
-------------------------------------------------------------------------------------------------------------------
    Global Equity         Invests primarily in equity securities of      Long-term capital appreciation.
                          issuers throughout the world ,including
                          U.S. issuers and emerging market countries,
                          using an approach based on individual stock
                          selection and emphasizing a bottom up
                          approach to identify stocks that are
                          undervalued.
-------------------------------------------------------------------------------------------------------------------
    International         Invests primarily in equity securities of      Long-term capital appreciation.
      Magnum............  non-U.S. issuers, domiciled in countries comprising the Morgan Stanley Capital
                          International Europe, Australasia, Far East
                          Index commonly known as the "EAFE Index."
-------------------------------------------------------------------------------------------------------------------
    Asian Equity          Invests primarily in equity securities of      Long-term capital appreciation.
                          Asian issuers, excluding Japan, using a
                          disciplined, value-oriented approach to
                          security selections focusing on larger
                          companies with strong management teams.
-------------------------------------------------------------------------------------------------------------------
    U.S. Real Estate      Invests primarily in equity securities of      Above-average current income and long-term
                          companies in the U.S. real estate industry,    capital appreciation.
                          including real estate investment trust and
                          real estate operating companies.
-------------------------------------------------------------------------------------------------------------------


ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
AVLIC reserves the right, subject to applicable law, to add, delete, combine, or substitute investments in Separate Account V if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Fund's objectives or restrictions, or for some other reason. AVLIC may operate Separate Account V as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AVLIC separate accounts. AVLIC may also transfer the assets of Separate Account V to another separate account. If necessary, we will notify the SEC and/or state insurance authorities and will obtain any required approvals before making these changes.

If any changes are made, AVLIC may, by appropriate endorsement, change the Policy to reflect the changes. In addition, AVLIC may, when permitted by law, restrict or eliminate any voting rights of Policy Owners or other persons who have voting rights as to Separate Account V. AVLIC will determine the basis for making any new Subaccounts available to existing Policy Owners.

You will be notified of any material change in the investment policy of any Fund in which you have an interest.

                             CORPORATE BENEFIT VUL

FIXED ACCOUNT
You may elect to allocate all or a portion of your Net Premium payments to the Fixed Account, and you may also transfer monies between Separate Account V and the Fixed Account. (See the section on Transfers.)

Payments allocated to the Fixed Account and transferred from Separate Account V to the Fixed Account are placed in AVLIC's General Account. The General Account includes all of AVLIC's assets, except those assets segregated in AVLIC's separate accounts. AVLIC has the sole discretion to invest the assets of the General Account, subject to applicable law. AVLIC bears an investment risk for all amounts allocated or transferred to the Fixed Account, plus interest credited thereto, less any deduction for charges and expenses. The Policy Owner bears the investment risk that the declared rate, described below, will fall to a lower rate after the expiration of a declared rate period. Because of exemptions and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest in it is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Policy; however, these disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

AVLIC guarantees that it will credit interest at a declared rate of at least 3.5%. AVLIC may, at its discretion, set a higher declared rate(s). Each month AVLIC will establish the declared rate for the Policies with a Policy Date or Anniversary Date that month. Each month is assumed to have 30 days, and each year to have 360 days for purposes of crediting interest on the Fixed Account. The Policy Owner will earn interest on the amounts transferred or allocated to the Fixed Account at the declared rate effective for the month in which the Policy was issued, which rate is guaranteed for the remainder of the first Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the declared rate in effect in the month of the last Policy Anniversary. Declared interest rates may increase or decrease from previous periods, but will not fall below 3.5%. AVLIC reserves the right to change the declaration practice and the period for which a declared rate will apply.

POLICY BENEFITS

The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from AVLIC.

PURPOSES OF THE POLICY
The Policy is designed to provide the Policy Owner with both lifetime insurance protection on the life of the Insured and flexibility in the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy.

You are not required to pay scheduled premiums to keep the Policy in force, but you may, subject to certain limitations, vary the frequency and amount of premium payments. You also may adjust the level of Death Benefits payable under the Policy without having to purchase a new Policy by increasing (with evidence of insurability) or decreasing the Specified Amount. Thus, as insurance needs or financial conditions change, you have the flexibility to adjust life insurance benefits and vary premium payments.

The Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of Separate Account V. Thus the Policy Owner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid, depending upon the investment experience of Separate Account V.

                             CORPORATE BENEFIT VUL

DEATH BENEFIT PROCEEDS
As long as the Policy remains in force, AVLIC will pay the Death Benefit Proceeds of the Policy upon Satisfactory Proof of Death, according to the Death Benefit option in effect at the time of the Insured's death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the Insured's death occurred. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See the section on Payment Options.)

Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries you specified in the application or as subsequently changed. If you do not choose a Beneficiary, the proceeds will be paid to you, as the Policy Owner, or if individually owned, to your estate.

DEATH BENEFIT OPTIONS
The Policy provides two Death Benefit options. The Policy Owner selects one of the options in the application. The Death Benefit under either option will never be less than the current Specified Amount of the Policy as long as the Policy remains in force. (See the section on Policy Lapse and Reinstatement.) The net amount at risk for Option A will generally be less than the net amount at risk for Option B. If you choose Option A, your Cost of Insurance deduction will generally be lower than if you choose Option B. (See the section on Charges and Deductions.) The following graphs illustrate the differences in the two Death Benefit options.

OPTION A.

                                    [GRAPH]
(OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION A, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE CASH VALUE.)

              Death Benefit Option A. Pays a Death Benefit equal to the Specified Amount or the Accumulation Value multiplied by the Death Benefit percentage (as illustrated at Point A) whichever is greater.

Under Option A, the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable percentage of Accumulation Value on the date of death. The applicable percentage is 250% for Insureds with an Attained Age 40 or younger on the Policy Anniversary Date prior to the date of death. For Insureds with an Attained Age over 40 on that Policy Anniversary Date, the percentage declines. For example, the percentage at Attained Age 40 is 250%, at Attained Age 50 is 185%, at Attained Age 60 is 130%, at Attained Age 70 is 115%, at Attained Age 80 is 105%, and Attained Age 90 is 105%. The applicable percentage will never be less than 101%. Accordingly, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. Policy Owners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value, rather than increased insurance coverage, generally should select Option A.

                             CORPORATE BENEFIT VUL

OPTION B.

                                    [GRAPH]
(OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION B, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE CASH VALUE.)

              Death Benefit Option B. Pays a Death Benefit equal to the Specified Amount plus the Policy's
              Accumulation Value or the Accumulation Value multiplied by the Death Benefit percentage, whichever is greater.

Under Option B, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable percentage of the Accumulation Value on the date of death. The applicable percentage is the same as under Option A: 250% for Insureds with an Attained Age 40 or younger on the Policy Anniversary Date prior to the date of death. For Insureds with an Attained Age over 40 on that Policy Anniversary Date the percentage declines. Accordingly, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies (but will never be less than the Specified Amount). Policy Owners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher Accumulation Values, generally should select Option B.

CHANGE IN DEATH BENEFIT OPTION. The Death Benefit option may be changed once per year after the first Policy Year by sending AVLIC a written request. The effective date of such a change will be the Monthly Activity Date on or following the date the change is approved by AVLIC. A change may have federal tax consequences.

If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change less the Accumulation Value as of the date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change.

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect the Cost of Insurance because this charge varies depending on the net amount at risk (i.e. the amount by which the Death Benefit as calculated on a Monthly Activity Date exceeds the Accumulation Value on that date). Changing from Option B to Option A generally will decrease the net amount at risk in the future, and will therefore decrease the Cost of Insurance. Changing from Option A to Option B generally will result in an increase in the Cost of Insurance over time because the Cost of Insurance Rate will increase with the Insured's age, even though the net amount at risk will generally remain level. (See the sections on Charges and Deductions and Federal Tax Matters.)

CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, after the first Policy Year, a Policy Owner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount may affect the Cost of Insurance Rate and the net amount at risk, both of which may affect a Policy Owner's Cost of Insurance and have federal tax consequences. (See the sections on Charges and Deductions and Federal Tax Matters.)


Any increase or decrease in the Specified Amount will become effective on the Monthly Activity Date on or following the date a written request is approved by AVLIC. The Specified Amount of a Policy may be changed only once per year and AVLIC may limit the size of a change in a Policy Year. The Specified Amount remaining in force after any requested decrease may not be less than $100,000 ($50,000 if the Term Insurance Rider is attached to the Policy). After the Insured reaches Attained Age 100, the Policy Owner may decrease the Specified Amount to no less than $1000. If a decrease in the Specified Amount makes the Policy not comply with the maximum premium limits required by federal tax law, the decrease may be limited or the Accumulation Value may be returned to you, at your election, to the extent


                             CORPORATE BENEFIT VUL
necessary to meet the requirements. (See the section on Premiums.) The Administrative Expense Charge will include a monthly charge per $1000 of increase in Specified Amount for ten years from the date of the increase.

Increases in the Specified Amount will be allowed after the first Policy Year. For an increase in the Specified Amount, you must submit a written supplemental application. AVLIC may also require additional evidence of insurability. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to put the requested increase in effect. (See the section on Premiums upon Increases in Specified Amount.) The minimum amount of any increase is $25,000. Generally an increase cannot be made if the Insured's Attained Age is over the maximum age for the Insured's risk class. The increase may be subject to guaranteed issue guidelines, if applicable.

In states which require Cost of Insurance charges to cease at a stated Attained Age, the Specified Amount will decrease to $1000 when that age is reached.

METHODS OF AFFECTING INSURANCE PROTECTION
You may increase or decrease the pure insurance protection provided by a Policy -- the difference between the Death Benefit and the Accumulation
Value -- in several ways as your insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial withdrawal of the Policy's Accumulation Value. Certain of these changes may have federal tax consequences. The consequences of each of these methods will depend upon the individual circumstances.

DURATION OF THE POLICY
The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to pay the Monthly Deduction. (See the section on Charges from Accumulation Value.) However, when the Net Cash Surrender Value is insufficient to pay the Monthly Deduction and the Grace Period expires without an adequate payment by the Policy Owner, the Policy will lapse and terminate without value. (See the section on Policy Lapse and Reinstatement.)

ACCUMULATION VALUE
The Accumulation Value will reflect the investment performance of the chosen Investment Options, the Net Premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. You may Surrender the Policy at any time and receive the Policy's Net Cash Surrender Value. (See the section on Surrenders.) There is no guaranteed minimum Accumulation Value.

Accumulation Value is determined on each Valuation Date. On the Issue Date, the Accumulation Value will equal the portion of any Net Premium allocated to the Investment Options, reduced by the portion of the first Monthly Deduction allocated to the Investment Options. (See the section on Allocation of Premiums and Accumulation Value.) Thereafter, on each Valuation Date, the Accumulation Value of the Policy will equal:

     (1) The aggregate values belonging to the Policy in each of the Subaccounts on the Valuation Date, determined by multiplying each Subaccount's unit value by the number of Subaccount units you have allocated to the Policy; plus

     (2) The value of allocations to the Fixed Account; plus

     (3) Any Accumulation Value impaired by Outstanding Policy Debt held in the General Account; plus

     (4) Any Net Premiums received on that Valuation Date; minus

     (5) Any partial withdrawal, and its charge, made on that Valuation Date; minus

     (6) Any Monthly Deduction to be made on that Valuation Date.

                             CORPORATE BENEFIT VUL

In computing the Policy's Accumulation Value on the Valuation Date, the number of Subaccount units allocated to the Policy is determined after any transfers among Investment Options (and deduction of transfer charges), but before any other Policy transactions, such as receipt of Net Premiums and partial withdrawals. Because the Accumulation Value depends on a number of variables, a Policy's Accumulation Value cannot be predetermined.

THE UNIT VALUE. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount is calculated by:

     (1) Multiplying the net asset value per share of each Fund portfolio on the Valuation Date times the number of shares held by that Subaccount, before the purchase or redemption of any shares on that Valuation Date; minus

     (2) A charge not exceeding an annual rate of 0.95% (years 1-15) or 0.50% (years 16+) for mortality and expense risk; minus

     (3) A charge not exceeding an annual rate of 0.15% for administrative service expenses; minus

     (4) Any taxes payable by Separate Account V; and

     (5) Dividing the result by the total number of units held in the Subaccount on the Valuation Date, before the purchase or redemption of any units on that Valuation Date.

(See the section on Daily Charges Against the Separate Account.)

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. The net asset value for each Fund portfolio is determined as of the close of regular trading on the NYSE. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

PAYMENT OF POLICY BENEFITS
Death Benefit Proceeds under the Policy will usually be paid within seven days after AVLIC receives Satisfactory Proof of Death. Payments may be postponed in certain circumstances. (See the section on Postponement of Payments.) The Policy Owner may decide the form in which Death Benefit Proceeds will be paid. During the Insured's lifetime, the Policy Owner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. Changes must be in writing and will revoke all prior elections. If no election is made, AVLIC will pay Death Benefit Proceeds or the Accumulation Value Benefit in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election for an optional method of payment is in force at the death of the Insured, the Beneficiary may select one or more of the optional methods of payment. Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed. (Also see the section on Surrenders.)

PAYMENT OPTIONS FOR DEATH BENEFIT PROCEEDS. The minimum amount of each payment is $100. If a payment would be less than $100, AVLIC has the right to make payments less often so that the amount of each payment is at least $100. Once a payment option is in effect, Death Benefit Proceeds will be transferred to AVLIC's General Account. AVLIC may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:


     INTEREST PAYMENT OPTION. AVLIC will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by AVLIC.



     FIXED AMOUNT PAYABLE OPTION. Each payment will be for an agreed fixed amount. Payments continue until the amount AVLIC holds runs out.



     FIXED PERIOD PAYMENT OPTION. Equal payments will be made for any period selected up to 20 years.


                             CORPORATE BENEFIT VUL

If the beneficiary is a natural person, the following payment options are also currently available:


     LIFETIME PAYMENT OPTION. Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.



     JOINT LIFETIME PAYMENT OPTION. Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.


As an alternative to the above payment options, Death Benefits Proceeds may be paid in any other manner approved by AVLIC. Further, one of AVLIC's affiliates may make payments under the above payment options. If an affiliate makes the payment, it will do so according to the request of the Policy Owner, using the rules set out above.

POLICY RIGHTS

LOAN BENEFITS

LOAN PRIVILEGES. After the first Policy Year, the Policy Owner may borrow an amount up to the current Net Cash Surrender Value less twelve times the most recent Monthly Deduction, at regular or reduced loan rates (described below). Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while the Insured is living. Policy Owners in certain states may borrow 100% of the Net Cash Surrender Value after deducting Monthly Deductions and any interest on Policy loans that will be due for the remainder of the Policy Year. Loans may have tax consequences. (See the section on Federal Tax Matters.)


LOAN INTEREST. AVLIC charges interest to Policy Owners at regular and reduced rates. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular Policy loans is 5.5%. Each year after the tenth Policy Anniversary Date, the Policy Owner may borrow a limited amount of the Net Cash Surrender Value at a reduced interest rate. For those loans, interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is:

     (1) The Accumulation Value; minus

     (2) Total premiums paid minus any partial withdrawals previously taken, and minus

     (3) Any Outstanding Policy Debt held at a reduced loan rate.

However, this amount may not exceed the maximum loan amount described above. (See the section on Loan Privileges.) If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policy Owner earns 3.5% interest on the Accumulation Values held in the General Account securing the loans.

EFFECT OF POLICY LOANS. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Investment Options to the General Account as security for the loan. The Accumulation Value transferred will be allocated from the Investment Options according to the instructions you give when you request the loan. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options. In any Policy Year that loan interest is not paid when due, AVLIC will add the interest due to the principal amount of the Policy loan on the next Policy Anniversary. This loan interest due will be transferred from the Investment Options as set out above. No charge will be made for these transfers. A Policy loan will permanently affect the Accumulation Value and may permanently affect the amount of the Death Benefits, even if the loan is repaid.

Interest earned on amounts held in the General Account will be allocated to the Investment Options on each Policy Anniversary in the same proportion that Net Premiums are being allocated to those Investment Options at the time. Upon repayment of loan amounts, the portion of the repayment allocated

                             CORPORATE BENEFIT VUL
in accordance with the repayment of loan provision (see below) will be transferred to increase the Accumulation Value in that Investment Option.

OUTSTANDING POLICY DEBT. The Outstanding Policy Debt equals the total of all Policy loans and accrued interest on Policy loans. If the Outstanding Policy Debt exceeds the Accumulation Value less any Accrued Expense Charges, the Policy Owner must pay the excess. AVLIC will send a notice of the amount which must be paid. If you do not make the required payment within the 61 days after AVLIC sends the notice, the Policy will terminate without value ("lapse"). Should the Policy lapse while Policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. You may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed Account and receiving a guaranteed rate of return. Should you experience a substantial reduction, you may need to lower anticipated withdrawals and loans, repay loans, make additional premium payments, or take other action to avoid Policy lapse. A lapsed Policy may later be reinstated. (See the section on Policy Lapse and Reinstatement.)

REPAYMENT OF LOAN. Unscheduled premiums paid while a Policy loan is outstanding are treated as repayment of the debt only if the Policy Owner so requests. As a loan is repaid, the Accumulation Value in the General Account securing the repaid loan will be allocated among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment.

SURRENDERS
At any time during the lifetime of the Insured, the Policy Owner may withdraw a portion of the Accumulation Value or Surrender the Policy by sending a written request to AVLIC. The amount available for Surrender is the Net Cash Surrender Value at the end of the Valuation Period when the Surrender request is received at AVLIC's Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See the section on Postponement of Payments.) SURRENDERS MAY HAVE TAX CONSEQUENCES. Once a Policy is Surrendered, it may not be reinstated. (See the section on Tax Treatment of Policy Proceeds.)

If the Policy is being Surrendered in its entirety, the Policy itself must be returned to AVLIC along with the request. AVLIC will pay the Net Cash Surrender Value. Coverage under the Policy will terminate as of the date of a total Surrender. A Policy Owner may elect to have the amount paid in a lump sum or under a payment option. (See the section on Payment Options.)


If you surrender the Policy in the first two Policy Years, we will refund a portion of the Percent of Premium Charge deducted in the first Policy Year. The applicable portion is 100% in the first Policy Year and 50% in the second Policy Year.


PARTIAL WITHDRAWALS
Partial withdrawals are irrevocable. The amount of a partial withdrawal may not be less than $500. After a partial withdrawal, the Net Cash Surrender Value, not including any percent of premium refund, must be at least $1,000 or an amount sufficient to maintain the Policy in force for the remainder of the Policy Year.

The amount paid will be deducted from the Investment Options according to your instructions when you request the withdrawal. However, the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options.

The Death Benefit will be reduced by the amount of any partial withdrawal and may affect the way the Cost of Insurance charge is calculated and the amount of pure insurance protection under the Policy. (See the sections on Monthly Deduction -- Cost of Insurance and Death Benefit Options -- Methods of Affecting Insurance Protection.) If Death Benefit option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

                             CORPORATE BENEFIT VUL

A fee which does not exceed the lesser of $50 or 2% of the amount withdrawn is deducted from the Accumulation Value. Currently, the charge is the lesser of $25 or 2% of the amount withdrawn. (See the section on Partial Withdrawal Charge.)

TRANSFERS

Accumulation Value may be transferred among the Subaccounts of Separate Account V and to the Fixed Account as often as desired. However, you may make only one transfer out of the Fixed Account per Policy Year. We may limit the transfer period to the 30 day period following the Policy Anniversary Date. The transfers may be ordered in person, by mail, by telephone, or through our website. The total amount transferred each time must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first 15 transfers per Policy Year will be permitted free of charge. After that, a transfer charge of $10 may be imposed each additional time amounts are transferred. Currently, no charge is imposed for additional transfers. This charge will be deducted pro rata from each Subaccount (and if applicable, the Fixed Account) in which the Policy Owner is invested. (See the section on Transfer Charge.)


Additional restrictions on transfers may be imposed at the Fund level. Specifically, Fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a Fund manager refuses a transfer for any reason, the transfer will not be allowed. AVLIC will not be able to process the transfer if the Fund manager refuses.

Transfers resulting from Policy loans will not be subject to a transfer charge and will not be counted towards the guaranteed 15 free transfers per Policy Year. AVLIC may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

Transfers out of the Fixed Account, unless part of the dollar cost averaging systematic program described below, are limited to one per Policy Year. Transfers out of the Fixed Account are limited to the greater of (1) 25% of the Fixed Account attributable to the Policy; (2) the largest transfer made by the Policy Owner out of the Fixed Account during the last 13 months; or (3) $1,000. This provision is not available while dollar cost averaging from the Fixed Account.


The privilege to initiate transactions by telephone or through our website will be made available to Policy Owners automatically.


The registered representative designated on the application will have the authority to initiate telephone transfers. Policy Owners who do not wish to authorize AVLIC to accept telephone transactions from their registered representative must specify so on the application. AVLIC will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if it does not, AVLIC may be liable for any losses due to unauthorized or fraudulent instructions. The procedures AVLIC follows for transactions initiated by telephone include, but are not limited to, requiring the Policy Owner to provide the Policy number at the time of giving transfer instructions; AVLIC's tape recording of all telephone transfer instructions; and AVLIC providing written confirmation of telephone transactions.


Procedures for making transfers through our website can be accessed at the Internet address stated in the Ameritas Variable Life Insurance Company section of this prospectus.


SYSTEMATIC PROGRAMS
AVLIC may offer systematic programs as discussed below. These programs will be subject to administrative guidelines AVLIC may establish from time to time. We will count your transfers in these programs when determining whether any transfer fee applies. Lower minimum amounts may be allowed to transfer as part of a systematic program. No other separate fee is assessed when one of these options is chosen. All other normal transfer restrictions, as described above, also apply.

You can request participation in the available programs when purchasing the Policy or at a later date. You can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. AVLIC reserves the right to modify, suspend, or terminate such programs at any time. Participation in any systematic program will

                             CORPORATE BENEFIT VUL
automatically terminate upon death of the Insured. Use of systematic programs may not be advantageous, and does not guarantee success.

PORTFOLIO REBALANCING. Under the Portfolio Rebalancing program, you can instruct AVLIC to reallocate the Accumulation Value among the Subaccounts (but not the Fixed Account) on a systematic basis, according to your specified allocation instructions.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, you can instruct AVLIC to automatically transfer, on a systematic basis, a predetermined amount or specified percentage from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account if each monthly transfer is no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established.

EARNINGS SWEEP. This program permits systematic redistribution of earnings among Investment Options.

FREE-LOOK PRIVILEGE
You may cancel the Policy within 10 days after you receive it, within 10 days after AVLIC delivers a notice of your right of cancellation, or within 45 days of completing Part I of the application, whichever is later. When allowed by state law, the amount of the refund is the Net Premiums allocated to the Investment Options, adjusted by investment gains and losses, plus the sum of all charges deducted from premiums paid. Otherwise, the amount of the refund will equal the gross premiums paid. To cancel the Policy, you should mail or deliver it to the selling agent, or to AVLIC at the Home Office. A refund of premiums paid by check may be delayed until the check has cleared your bank. (See the section on Postponement of Payments.)

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY
Individuals wishing to purchase a Policy must complete an application and submit it to AVLIC's Home Office (5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501). With guaranteed or simplified underwriting, a Policy will be issued to individuals ages 18 to 65 on their nearest birthday. With regular underwriting, a Policy will generally be issued only to individuals age 18 to 85 on their nearest birthday who supply satisfactory evidence of insurability to AVLIC. Preferred class regular issue Policies are available only for ages 18 to 75. Acceptance of a regular underwriting application is subject to AVLIC's underwriting rules, and AVLIC reserves the right to reject an application for any reason.

The Policy Date is the effective date for all coverage in the original application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Policy Months. The Issue Date is the date that all financial, contractual and administrative requirements have been met and processed for the Policy. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy Date will be the date the Policy is sent for delivery and the Issue Date will be the date the requirements are met.

When all required premiums and application amendments have been received by AVLIC in its Home Office, the Issue Date will be the date the Policy is mailed to you or sent to the agent for delivery to you. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt and federal funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve
Bank) are received and available to AVLIC, and the application amendments are received and reviewed in AVLIC's Home Office. The initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections made in the application. When state or other applicable law or regulation requires return of at least the premium payments if you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in the application.

                             CORPORATE BENEFIT VUL

Subject to approval, a Policy may be backdated, but the Policy Date may not be more than six months prior to the date of the application. Backdating can be advantageous if the Insured's lower Issue Age results in lower Cost of Insurance Rates. If a Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly Deductions will be made for the period the Policy Date is backdated.

Conditional receipt coverage may be available prior to the Policy Date, provided that certain conditions are met, upon the completion of an application and the payment of the required premium at the time of the application. The maximum total amount of insurance which will be payable pursuant to all conditional receipts received by the applicant as a result of pending applications with AVLIC and its affiliates is limited to the smaller of:

     (1) The total amount of insurance applied for with AVLIC and its affiliates; or

     (2) $250,000 minus the total amount of insurance in force with AVLIC and its affiliates, but not less than zero.

As used above, total amount of insurance includes any amounts payable under any Accidental Death Benefit provision.

PREMIUMS
No insurance will take effect before the minimum initial premium payment is received by AVLIC in federal funds. Subsequent premiums are payable at AVLIC's Home Office. A Policy Owner has flexibility in determining the frequency and amount of premiums. However, unless you have paid sufficient premiums to pay the Monthly Deduction and Percent of Premium Charges, the Policy may have a zero Net Cash Surrender Value and lapse. (See the section on Policy Benefits, Purposes of the Policy.)

PLANNED PERIODIC PREMIUMS. At the time the Policy is issued you may determine a Planned Periodic Premium schedule that provides for the payment of level premiums at selected intervals. You are not required to pay premiums according to this schedule. You have considerable flexibility to alter the amount and frequency of premiums paid. AVLIC reserves the right to limit the number and amount of additional or unscheduled premium payments.

You may also change the frequency and amount of Planned Periodic Premiums by sending a written request to the Home Office, although AVLIC reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy remains in force. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. (See the section on Duration of the Policy.) Even if Planned Periodic Premiums are paid, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the Monthly Deduction, and the Grace Period expires without a sufficient payment. (See the section on Policy Lapse and Reinstatement.)

PREMIUM LIMITS. AVLIC's current minimum premium limit is $45, $15 if paid by automatic bank draft. AVLIC currently has no maximum premium limit, other than the current maximum premium limits established by federal tax laws. AVLIC reserves the right to change any premium limit. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limits established by federal tax laws. (See the section on Tax Status of the Policy.)

If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limits, AVLIC will accept only that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limits allowed by law. AVLIC may require additional evidence of insurability if any premium payment would result in an increase in the Policy's net amount at risk on the date the premium is received.

PREMIUMS UPON INCREASES IN SPECIFIED AMOUNT. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policy Owner, an additional premium payment may be required. AVLIC will notify you of any

                             CORPORATE BENEFIT VUL
premium required to fund the increase, which premium must be made in a single payment. The Accumulation Value of the Policy will be immediately increased by the amount of the payment, less the applicable Percent of Premium Charge.


ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE

ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policy Owner allocates Net Premiums to one or more Subaccounts and/or to the Fixed Account. Allocations must be whole number percentages and must total 100%. The allocation of future Net Premiums may be changed without charge by providing proper notification to the Home Office. If there is any Outstanding Policy Debt at the time of a payment, AVLIC will treat the payment as a premium payment unless you instruct otherwise by proper written notice.

The initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections made in the application. When state or other applicable law or regulation requires return of at least the premium payments if you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in the application. Premium payments received by AVLIC prior to the Issue Date are held in the General Account until the Issue Date and are credited with interest at a rate determined by AVLIC for the period from the date the payment has been converted into federal funds and is available to AVLIC. In no event will interest be credited prior to the Policy Date.

The Accumulation Value of the Subaccounts will vary with the investment performance of these Subaccounts and you, as the Policy Owner, will bear the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. You should periodically review your allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE AND REINSTATEMENT
LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will occur when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period expires without a sufficient payment. The Grace Period is 61 days from the date AVLIC mails a notice that the Grace Period has begun. AVLIC will notify you at the beginning of the Grace Period by mail addressed to your last known address on file with AVLIC.

The notice will specify the premium required to keep the Policy in force. The required premium will equal the amount necessary to cover the Monthly Deductions and Percent of Premium Charges for the three Policy Months after commencement of the Grace Period. Failure to pay the required premium within the Grace Period will result in lapse of the Policy. If the Insured dies during the Grace Period, any overdue Monthly Deductions and Outstanding Policy Debt will be deducted from the Death Benefit Proceeds. (See the section on Charges and Deductions.)

REINSTATEMENT. A lapsed Policy may be reinstated any time within three years (five years in Missouri) after the beginning of the Grace Period. We will reinstate your Policy based on the Insured's risk class at the time of the reinstatement.

Reinstatement is subject to the following:

     (1) Evidence of insurability of the Insured satisfactory to AVLIC (including evidence of insurability of any person covered by a rider to reinstate the rider);

     (2) Any Outstanding Policy Debt on the date of lapse will be reinstated with interest due and accrued;

     (3) The Policy cannot be reinstated if it has been Surrendered for its full Net Cash Surrender Value;

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                                       30

     (4) The minimum premium required at reinstatement is the greater of:



        (a) the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement to equal to or greater than zero; or


        (b) three times the current Monthly Deduction.

The amount of Accumulation Value on the date of reinstatement will equal:

     (1) The amount of the Net Cash Surrender Value on the date of lapse, increased by

     (2) The premium paid at reinstatement, less

     (3) The Percent of Premium Charge.

If any Outstanding Policy Debt is reinstated, that debt will be held in AVLIC's General Account. Accumulation Value calculations will then proceed as described under the section on Accumulation Value.

The effective date of reinstatement will be the first Monthly Activity Date on or next following the date of approval by AVLIC of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate AVLIC for:
(1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy and payment of applicable taxes; (3) assuming certain risks in connection with the Policy; and
(4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below. The charges are determined by us according to our expectations of future experience for mortality, lapse, interest and expenses. If our expectations of future experience for mortality, lapse, interest and expenses change, we may increase or decrease charges where permitted by the Policy, but we will never charge more than the maximum amount specified in the Policy. Any change in the charges will apply to all Insureds of the same age, gender, and risk class and whose Policies have been in effect for the same length of time.

DEDUCTIONS FROM PREMIUM PAYMENTS
PERCENT OF PREMIUM CHARGE. A deduction of up to 5.0% of the premium is made from each premium payment; currently the charge is 3.0%. The deduction is intended to partially offset the premium taxes imposed by the states and their subdivisions, and to help defray the tax cost due to capitalizing certain Policy acquisition expenses as required under applicable federal tax laws. (See the section on Federal Tax Matters.) AVLIC does not expect to derive a profit from the Percent of Premium Charge. If you surrender the Policy in the first two Policy Years, we will refund a portion of the Percent of Premium Charge deducted in the first Policy Year. The applicable portion is 100% in the first Policy Year and 50% in the second Policy Year.

CHARGES FROM ACCUMULATION VALUE
MONTHLY DEDUCTION. Charges will be deducted as of the Policy Date and on each Monthly Activity Date thereafter from the Accumulation Value of the Policy to compensate AVLIC for administrative expenses and insurance provided. These charges will be allocated from the Investment Options according to your instructions. If no instructions are given, the charges will be allocated pro rata among the Investment Options. Each of these charges is described in more detail below.


ADMINISTRATIVE EXPENSE CHARGE. To compensate AVLIC for the ordinary administrative expenses expected to be incurred in connection with a Policy, we deduct an Administrative Expense Charge based on the Specified Amount and the Policy duration. Currently, the per Policy charge is $15 per month in the first Policy Year and $7 per month thereafter. The per Policy portion of the Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $15 per month in the first Policy Year and $12 per month thereafter. During the first ten Policy Years (or for the life of the Policy where required by state law), there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase (or life of the Policy, where required). The per $1000 rates for both the initial


                             CORPORATE BENEFIT VUL

Specified Amount and each increase vary by Issue Age, gender, and risk class. The current charge per $1000 is the same as the maximum charge. (See the Policy Schedule for rates.)

COST OF INSURANCE. Because the Cost of Insurance depends upon several variables, the cost for each Policy Month can vary from month to month. AVLIC will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance Rate by the net amount at risk for each Policy Month. The net amount at risk on any Monthly Activity Date is based on the amount by which the Death Benefit which would have been payable on that Monthly Activity Date exceeds the Accumulation Value on that date.

COST OF INSURANCE RATE. The Annual Cost of Insurance Rates are based on the Insured's gender, Issue Age, Policy duration and risk class. The rates will vary depending upon tobacco use and other risk factors. For the initial Specified Amount, the Cost of Insurance Rates will not exceed those shown in the Schedule of Guaranteed Annual Cost of Insurance Rates shown in the schedule pages of the Policy. These guaranteed rates are based on the Insured's Attained Age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard Insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to an Insured to reflect higher mortality risk. Any change in the Cost of Insurance Rates will apply to all Insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

The Cost of Insurance Rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

If the rating class for any increase in the Specified Amount is not the same as the rating class at issue, the Cost of Insurance Rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the Cost of Insurance Rate, as discussed earlier.

The actual charges made during the Policy Year will be shown in the annual report delivered to Policy Owners.

RATING CLASS. The rating class of the Insured will affect the Cost of Insurance Rate. AVLIC currently places Insureds into both standard rating classes and substandard rating classes that involve a higher mortality risk. In an otherwise identical Policy, Insureds in the standard rating class will have a lower Cost of Insurance Rate than Insureds in a rating class with higher mortality risks.

TRANSFER CHARGE. Currently there is no charge for transfers among the Investment Options in excess of 15 per Policy Year. A charge of $10 (guaranteed not to increase) for each transfer in excess of 15 may be imposed to compensate AVLIC for the costs of processing the transfer. Since the charge reimburses AVLIC only for the cost of processing the transfer, AVLIC does not expect to make any profit from the transfer charge. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy Owner is invested. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of exchange rights.

PARTIAL WITHDRAWAL CHARGE. A charge will be imposed for each partial withdrawal. This charge will compensate AVLIC for the administrative costs of processing the requested payment and in making necessary calculations for any reductions in Specified Amount which may be required because of the partial withdrawal. This charge is currently the lesser of $25 or 2% of the amount withdrawn (guaranteed not to be greater than the lesser of $50 or 2% of the amount withdrawn). A partial withdrawal charge is not assessed when a Policy is Surrendered.

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT
A daily Mortality and Expense Risk Charge will be deducted from the value of the net assets of Separate Account V to compensate AVLIC for mortality and expense risks assumed in connection with the Policy. This daily charge from Separate Account V is currently at the rate of 0.002050% (equivalent to an annual rate of 0.75%) for Policy Years 1-15 and will not exceed 0.95% annually. After the fifteenth Policy Year

                             CORPORATE BENEFIT VUL
the daily charge will be applied at the rate of 0.000820% (equivalent to an annual rate of 0.30%) and will not exceed 0.50% annually. The daily charge will be deducted from the net asset value of Separate Account V, and therefore the Subaccounts, on each Valuation Date. Where the previous day or days was not a Valuation Date, the deduction on the Valuation Date will be the applicable daily rate multiplied by the number of days since the last Valuation Date. No Mortality and Expense Risk Charges will be deducted from the amounts in the Fixed Account.

AVLIC believes that this level of charge is within the range of industry practice for comparable flexible premium variable universal life policies. The mortality risk assumed by AVLIC is that Insureds may live for a shorter time than calculated, and that the aggregate amount of Death Benefits paid will be greater than initially estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policies.

An Asset-Based Administrative Expense Charge will also be deducted from the value of the net assets of Separate Account V on a daily basis. Currently, this charge is applied at a rate of 0.000409% (equivalent to 0.15% annually). The rate of this charge will never exceed 0.15% annually. No Asset-Based Administrative Expense Charge will be deducted from the amounts in the Fixed Account.


Policy Owners who choose to allocate Net Premiums to one or more of the Subaccounts will also bear a pro rata share of the management fees and expenses paid by each of the investment portfolios in which the various Subaccounts invest. No such management fees are assessed against Net Premiums allocated to the Fixed Account. (See the Summary section for the Fund Expense Summary.)


Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

AVLIC may receive administrative fees from the investment advisers of certain Funds. AVLIC currently does not assess a separate charge against Separate Account V or the Fixed Account for any federal, state or local income taxes. AVLIC may, however, make such a charge in the future if income or gains within Separate Account V will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of AVLIC changes.

GENERAL PROVISIONS

THE CONTRACT. The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by AVLIC. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions. The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from AVLIC.

CONTROL OF POLICY. The Policy Owner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policy Owner. If the Policy Owner is a natural person, upon the death of the Policy Owner, all rights, options, and privileges pass to any successor-owner or owners, if living; otherwise to the estate of the last Policy Owner to die.

BENEFICIARY. Policy Owners may name both primary and contingent Beneficiaries in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiary(ies) of the next class; otherwise to the Policy Owner; otherwise to the estate of the Policy Owner, if a natural person.

CHANGE OF BENEFICIARY. The Policy Owner may change the Beneficiary by written request at any time during the Insured's lifetime unless otherwise provided in the previous designation of Beneficiary. The change will take effect as of the date the change is recorded at the Home Office. AVLIC will not be liable for any payment made or action taken before the change is recorded.

                             CORPORATE BENEFIT VUL

CHANGE OF POLICY OWNER OR ASSIGNMENT. In order to change the Policy Owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with AVLIC at its Home Office. Any such assignment is subject to Outstanding Policy Debt. The change will take effect as of the date the change is recorded at the Home Office, and AVLIC will not be liable for any payment made or action taken before the change is recorded. Payment of Death Benefit Proceeds is subject to the rights of any assignee of record. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS. The Death Benefit Proceeds are subject first to any debt to AVLIC and then to the interest of any assignee of record. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated Beneficiary unless an Optional Method of Payment is selected. If no Beneficiary survives the Insured, the Death Benefit Proceeds shall be paid in one sum to the Policy Owner. If the Policy Owner is a natural person and is no longer living, the Death Benefit Proceeds shall be paid to any successor-owner, if living; otherwise to the Policy Owner's estate. Any proceeds payable upon Surrender shall be paid in one sum unless an Optional Method of Payment is elected.

INCONTESTABILITY. AVLIC cannot contest the Policy or reinstated Policy during the lifetime of the Insured after it has been in force for two years from the Policy Date (or reinstatement effective date). After the Policy Date, AVLIC cannot contest an increase in the Specified Amount or addition of a rider during the lifetime of the Insured after such increase or addition has been in force for two years from its effective date. However, this two year provision shall not apply to riders with their own contestability provision.

MISSTATEMENT OF AGE AND GENDER. If the age or gender of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit and any added riders provided will be those that would be purchased by the most recent deduction for the Cost of Insurance and the cost of any additional riders at the Insured's correct age or gender. The Death Benefit Proceeds will be adjusted correspondingly.

SUICIDE. The Policy does not cover suicide within two years of the Policy Date unless otherwise provided by a state's Insurance law. If the Insured, while sane or insane, commits suicide within two years after the Policy Date, AVLIC will pay only the premiums received less any partial withdrawals, the cost for riders and any outstanding Policy debt. If the Insured, while sane or insane, commits suicide within two years after the effective date of any increase in the Specified Amount, AVLIC's liability with respect to such increase will only be its total Cost of Insurance applicable to the increase. The laws of Missouri provide that death by suicide at any time is covered by the Policy, and further that suicide by an insane person may be considered an accidental death.

POSTPONEMENT OF PAYMENTS. Payment of any amount upon Surrender, partial withdrawal, Policy loans, benefits payable at death, and transfers may be postponed whenever: (1) the New York Stock Exchange ("NYSE") is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Policy Owners; (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of Separate Account V's net assets; or (4) Surrenders, loans or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request. Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policy Owner's bank.

REPORTS AND RECORDS. AVLIC will maintain all records relating to Separate Account V and will mail to the Policy Owner, at the last known address of record, within 30 days after each Policy Anniversary, an annual report which shows the current Accumulation Value, Net Cash Surrender Value, Death Benefit, premiums paid, Outstanding Policy Debt and other information. Quarterly statements are also mailed detailing Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program, or payment made by automatic bank draft or salary reduction arrangement), the Policy Owner may receive confirmation of such transactions in their quarterly statements. The Policy Owner should review the information in these statements carefully. All errors or corrections must be reported to AVLIC immediately to assure proper crediting to the Policy. AVLIC will assume all transactions are accurately reported on quarterly statements unless AVLIC is notified otherwise within 30 days after receipt of the

                             CORPORATE BENEFIT VUL
statement. The Policy Owner will also be sent a periodic report for the Funds and a list of the portfolio securities held in each portfolio of the Funds.

ADDITIONAL INSURANCE BENEFITS (RIDERS). Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. All riders are not available in all states. The cost, if any, of additional insurance benefits will be deducted as part of the Monthly Deduction. (See the section on Charges From Accumulation Value -- Monthly Deduction.)


     TERM COVERAGE RIDER. You may increase the total coverage by adding a term insurance rider, at issue, on the Insured person's life. The death benefit provided by the rider adjusts over time.


     If you purchase this rider, the total specified amount is the total of the specified amount for the base Policy plus the specified amount for this rider. We generally restrict the total specified amount at issue to an amount not more than ten times the base Policy specified amount. For example, if the base Policy specified amount is $100,000, then the maximum total specified amount we allow is $1,000,000.

     The death benefit for the term insurance rider is the difference between the total death benefit and the base Policy Death Benefit. (See the section on Death Benefit Options.) The total death benefit depends upon which Death Benefit option is in effect. If Option A is in effect, the total death benefit is the greater of (1) the total specified amount, or (2) the Accumulation Value multiplied by the appropriate Death Benefit percentage. If Option B is in effect, the total death benefit is the greater of (1) the total specified amount plus the Accumulation Value, or (2) the Accumulation Value multiplied by the appropriate Death Benefit percentage.

     Over time, it is possible that the base Policy Death Benefit could grow and cause a corresponding reduction in the term rider death benefit. If the base Policy Death Benefit becomes equal to the total death benefit, the term rider death benefit will drop to zero, but it will never be less than zero. Even if the death benefit for the rider is reduced to zero, the rider remains in effect until you remove it from the Policy. Therefore, if later the base Policy death benefit is reduced below the total death benefit, the rider death benefit reappears to maintain the total death benefit.

     There is no defined premium for a given amount of term insurance coverage. Instead, we deduct a monthly cost of insurance charge from the Accumulation Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the term death benefit in effect that month. The cost of insurance rates will be determined by us from time to time. They will be based on the Insured's gender, Issue Age, Policy duration, and risk class. The monthly maximum cost of insurance rates for this rider will be in the Policy.

     Subject to certain limitations, after the first Policy Year you may decrease the specified amount for this rider. The specified amount remaining in force for this rider after any requested decrease may not be less than $50,000. You may terminate all coverage under this rider at any time after the first Policy Year. You may not increase the specified amount of this rider nor add this rider to your Policy after issue. Coverage under this rider is not convertible.

You may select only one of the following riders:

     WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY RIDER. This rider provides for the waiver of Monthly Deductions for the Policy and all riders while the Insured is disabled.

     DISABILITY BENEFIT PAYMENT RIDER. This rider provides for the payment by AVLIC of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policy Owner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value.

DISTRIBUTION OF THE POLICIES

The principal underwriter for the Policies is AIC, a wholly owned subsidiary of AMAL Corporation and an affiliate of AVLIC. AIC was organized under Nebraska law on December 29, 1983, and is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers

                             CORPORATE BENEFIT VUL

("NASD"). AVLIC pays AIC for acting as the principal underwriter under an Underwriting Agreement. In 1999, AIC received gross variable universal life compensation of $12,586,675, and retained $352,850 in underwriting fees, and $2,535 in brokerage commissions on AVLIC's variable universal life policies.


AIC offers its clients a wide variety of financial products and services and has the ability to execute stock and bond transactions on a number of national exchanges. AIC also serves as principal underwriter for AVLIC's variable annuities, and for Ameritas Life's variable life and variable annuity products. AIC is the underwriter for the Ameritas Portfolios, and also serves as its investment adviser. It also has executed selling agreements with a variety of mutual funds, unit investment trusts and direct participation programs.

The Policies are sold through registered representatives of AIC or other broker-dealers which have entered into selling agreements with AVLIC or AIC. These registered representatives are also licensed by state insurance officials to sell AVLIC's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD.

Under these selling agreements, AVLIC pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. The commission may equal an amount up to 30% of premium in the first Policy Year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an annualized rate of .50% of the Accumulation Value beginning in the sixth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, AVLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives who meet certain production standards may receive additional compensation. AVLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of AVLIC or any of its affiliates, employees and registered representatives of any broker-dealer that has entered into a sales agreement with AVLIC or AIC and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

FEDERAL TAX MATTERS

The following discussion provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or cover all situations. This discussion is not intended as tax advice. No attempt has been made to consider in detail any applicable state or other tax laws except premium taxes (See discussion in the section on Percent of Premium Charge). This discussion is based upon AVLIC's understanding of the relevant laws at the time of filing. Counsel and other competent tax advisors should be consulted for more complete information before a Policy is purchased. AVLIC makes no representation as to the likelihood of the continuation of present federal income tax laws nor of the interpretations by the Internal Revenue Service. Federal tax laws are subject to change and thus tax consequences to the Insured, Policy Owner or Beneficiary may be altered.

(1) TAXATION OF AVLIC. AVLIC is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, (the "Code"). At this time, since Separate Account V is not a separate entity from AVLIC, and its operations form a part of AVLIC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Net investment income and realized net capital gains on the assets of Separate Account V are reinvested and automatically retained as a part of the reserves of the Policy and are taken into account in determining the Death Benefit and Accumulation Value of the Policy. AVLIC believes that Separate Account V net investment income and realized net capital gains will not be taxable to the extent that such income and gains are retained as reserves under the Policy.

     AVLIC does not currently expect to incur any federal income tax liability attributable to Separate Account V with respect to the sale of the Policies. Accordingly, no charge is being made currently to Separate Account V for federal income taxes. If, however, AVLIC determines that it may incur such taxes attributable to Separate Account V, it may assess a charge for such taxes against Separate Account V.

     AVLIC may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made). At present, they are not charges against Separate Account V. If

                             CORPORATE BENEFIT VUL
     there is a material change in state or local tax laws, charges for such taxes attributable to Separate Account V, if any, may be assessed against Separate Account V.

(2) TAX STATUS OF THE POLICY. The Code (Section 7702) includes a definition of a life insurance contract for federal tax purposes which places limitations on the amount of premiums that may be paid for the Policy and the relationship of the Accumulation Value to the Death Benefit. AVLIC believes that the Policy meets the statutory definition of a life insurance contract. If the Death Benefit of a Policy is changed, the applicable defined limits may change. In the case of a decrease in the Death Benefit, a partial withdrawal, a change in Death Benefit option, or any other such change that reduces future benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to the Policy Owners in order for the Policy to continue complying with the Section 7702 defined limits on premiums and Accumulation Values, such distributions may be taxable in whole or in part as ordinary income to the Policy Owner (to the extent of any gain in the Policy) as prescribed in Section 7702.

     The Code (Section 7702A) also defines a "modified endowment contract" for federal tax purposes. If a life insurance policy is classified as a modified endowment contract, distributions from it (including loans) are taxed as ordinary income to the extent of any gain. This Policy will become a "modified endowment contract" if the premiums paid into the Policy fail to meet a 7-pay premium test as outlined in Section 7702A of the Code.


     Certain benefits the Policy Owner may elect under this Policy may be material changes affecting the 7-pay premium test. These include, but are not limited to, changes in Death Benefits and changes in the Specified Amount. Should the Policy become a "modified endowment contract" partial withdrawals, full Surrenders, assignments, pledges, and loans (including loans to pay loan interest) under the Policy will be taxable to the extent of any gain under the Policy. A 10% penalty tax also applies to the taxable portion of any distribution made prior to the taxpayer's age 59 1/2. The 10% penalty tax does not apply if the distribution is made because the taxpayer becomes disabled as defined under the Code or if the distribution is paid out in the form of a life annuity on the life of the taxpayer or the joint lives of the taxpayer and Beneficiary. One may avoid a Policy becoming a modified endowment contract by, among other things, not making excessive payments or reducing benefits. Should you deposit excessive premiums during a Policy Year, that portion that is returned by AVLIC within 60 days after the Policy Anniversary Date will reduce the premiums paid to avoid the Policy becoming a modified endowment contract. All modified endowment policies issued by AVLIC to the same Policy Owner in any 12 month period are treated as one modified endowment contract for purposes of determining taxable gain under Section 72(e) of the Internal Revenue Code. Any life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. You should contact a competent tax professional before paying additional premiums or making other changes to the Policy to determine whether such payments or changes would cause the Policy to become a modified endowment contract.


     The Code (Section 817(h)) also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for the investments of Separate Account V to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. If the Policy is not treated as life insurance because it fails the diversification requirements, the Policy Owner is then subject to federal income tax on gain in the Policy as it is earned. Separate Account V, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in regulations published in the Federal Register on March 2, 1989, which affect how the Fund's assets may be invested.


     While AIC and CAMCO, AVLIC affiliates, are the advisers to certain of the portfolios, AVLIC does not have control over any of the Funds or their investments. However, AVLIC believes that the Funds will be operated in compliance with the diversification requirements of the Internal Revenue Code. Thus, AVLIC believes that the Policy will be treated as a life insurance contract for federal tax purposes.


     In connection with the issuance of regulations relating to the diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which

                             CORPORATE BENEFIT VUL
     policy owners may direct their investments to particular divisions of a separate account. Regulations in this regard may be issued in the future. It is not clear what these regulations will provide nor whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, AVLIC reserves the right to modify the Policy as necessary to prevent the Policy Owner from being considered the owner of the assets of Separate Account V or otherwise to qualify the Policy for favorable tax treatment.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

(3)TAX TREATMENT OF POLICY PROCEEDS. AVLIC believes that the Policy will be treated in a manner consistent with a fixed benefit life insurance policy for federal income tax purposes. Thus, AVLIC believes that the Death Benefit will generally be excludable from the gross income of the Beneficiary under
   Section 101(a)(1) of the Code and the Policy Owner will not be deemed to be in constructive receipt of the Accumulation Value under the Policy until its actual Surrender. However, in the event of certain cash distributions under the Policy resulting from any change which reduces future benefits under the Policy, the distribution may be taxed in whole or in part as ordinary income (to the extent of gain in the Policy.) See previous discussion on Tax Status of the Policy. In addition, certain exceptions apply to the general rule that death benefit proceeds are non-taxable. Federal, state, and local tax consequences of ownership or receipt of Policy proceeds depends on the circumstances of each Policy Owner and Beneficiary.

     AVLIC also believes that loans received under a Policy will be treated as debt of the Policy Owner and that no part of any loan under a Policy will constitute income to the Policy Owner so long as the Policy remains in force, unless the Policy becomes a "modified endowment contract." See discussion of modified endowment contract distributions in the section on Tax Status of the Policy. Should the Policy lapse while Policy loans are outstanding the portion of the loans attributable to earnings will become taxable. Generally, interest paid on any loan under a Policy owned by an individual will not be tax-deductible.

     Except for policies with respect to a limited number of key persons of an employer (both as defined in the Internal Revenue Code), and subject to applicable interest rate caps and debt limits, the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act") generally repealed the deduction for interest paid or accrued after October 13, 1995 on loans from corporate owned life insurance policies on the lives of officers, employees or persons financially interested in the taxpayer's trade or business. Certain transitional rules for then existing debt are included in the Health Insurance Act. The transitional rules included a phase-out of the deduction for debt incurred (1) before January 1, 1996, or
     (2) before January 1, 1997, for policies entered into in 1994 or 1995. The phase-out of the interest expense deduction occurred over a transition period between October 13, 1995 and January 1, 1999. There is also a special rule for pre-June 21, 1986 policies. The Taxpayer Relief Act of 1997 ("TRA '97"), further expanded the interest deduction disallowance for businesses by providing, with respect to policies issued after June 8, 1997, that no deduction is allowed for interest paid or accrued on any debt with respect to life insurance covering the life of any individual (except as noted above under pre-'97 law with respect to key persons and pre-June 21, 1986 policies). Any material change in a policy (including a material increase in the death benefit) may cause the policy to be treated as a new policy for purposes of this rule. TRA '97 also provides that no deduction is permissible for premiums paid on a life insurance policy if the taxpayer is directly or indirectly a beneficiary under the policy. Also under TRA '97 and subject to certain exceptions, for policies issued after June 8, 1997, no deduction is allowed for that portion of a taxpayer's interest expense that is allocable to unborrowed policy cash values. This disallowance generally does not apply to policies owned by natural persons. BUSINESSES CONTEMPLATING THE PURCHASE OF A NEW POLICY OR A CHANGE TO AN EXISTING POLICY SHOULD CONSULT A QUALIFIED TAX ADVISOR REGARDING THE TAX IMPLICATIONS OF THESE RULES FOR THEIR PARTICULAR SITUATIONS.

     The right to change Policy Owners (See the section on General Provisions.) and the provision for partial withdrawals (See the section on Partial Withdrawals.) may have tax consequences depending on the circumstances of such exchange, change, or partial withdrawal. Upon complete Surrender, if

                             CORPORATE BENEFIT VUL
     the amount received plus any Outstanding Policy Debt exceeds the total premiums paid (the "basis") that are not treated as previously withdrawn by the Policy Owner, the excess generally will be taxed as ordinary income.

     Federal, state and local tax consequences of ownership or receipt of Death Benefit Proceeds depend on applicable law and the circumstances of each Policy Owner or Beneficiary. In addition, the tax consequences of using the Policy in non-qualified deferred compensation, salary continuance, split-dollar insurance, and executive bonus plans may vary depending on the particular facts and circumstances of the arrangement. Further, if the Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Internal Revenue Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply. The advice of qualified tax counsel should be sought in connection with use of life insurance in non-qualified or qualified plans.

YOU SHOULD CONSULT QUALIFIED TAX AND/OR LEGAL ADVISORS TO OBTAIN COMPLETE INFORMATION ON FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS APPLICABLE TO YOUR PARTICULAR SITUATION

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

AVLIC holds the assets of Separate Account V. The assets are kept physically segregated and held separately and apart from the General Account assets, except for the Fixed Account. AVLIC maintains records of all purchases and redemptions of Funds' shares by each of the Subaccounts.

THIRD PARTY SERVICES

AVLIC is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the Policies. AVLIC does not engage any such third parties to offer such services of any type. In certain cases, AVLIC has agreed to honor transfer instructions from such services where it has received powers of attorney, in a form acceptable to it, from the Policy Owners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with AVLIC for the sale of Policies. AVLIC takes no responsibility for the investment allocations and transfers transacted on a Policy Owner's behalf by such third parties or any investment allocation recommendations made by such parties. Policy Owners should be aware that fees paid for such services are separate and in addition to fees paid under the Policies.

VOTING RIGHTS

AVLIC is the legal holder of the shares held in the Subaccounts of Separate Account V and as such has the right to vote the shares, to elect Directors of the Funds, and to vote on matters that are required by the Investment Company Act of 1940 and upon any other matter that may be voted upon at a shareholder meeting. To the extent required by law, AVLIC will vote all shares of each of the Funds held in Separate Account V at regular and special shareholder meetings of the Funds according to instructions received from Policy Owners based on the number of shares held as of the record date for such meeting.

The number of Fund shares in a Subaccount for which instructions may be given by a Policy Owner is determined by dividing the Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policy Owners are received and Fund shares held in each Subaccount which do not support Policy Owner interests will be voted by AVLIC in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, AVLIC may elect to vote shares of the Fund in its own right.

DISREGARD OF VOTING INSTRUCTION. AVLIC may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Funds' portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, AVLIC itself may disregard voting

                             CORPORATE BENEFIT VUL
instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if AVLIC reasonably disapproves those changes in accordance with applicable federal regulations. If AVLIC does disregard voting instructions, it will advise Policy Owners of that action and its reasons for the action in the next annual report or proxy statement to Policy Owners.

STATE REGULATION OF AVLIC

AVLIC, a stock life insurance company organized under the laws of Nebraska, is subject to regulation by the Nebraska Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of AVLIC and Separate Account V as of December 31 of the preceding year must be filed with the Nebraska Department of Insurance. Periodically, the Nebraska Department of Insurance examines the liabilities and reserves of AVLIC and Separate Account V.

In addition, AVLIC is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The Policies offered by the prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments.

EXECUTIVE OFFICERS AND DIRECTORS OF AVLIC

This list shows name and position(s) with AVLIC followed by the principal occupations for the last five years. Where an individual has held more than one position with an organization during the last 5-year period, the last position held has been given.

LAWRENCE J. ARTH, DIRECTOR, CHAIRMAN OF THE BOARD, AND CHIEF EXECUTIVE OFFICER* Director, Chairman of the Board, and Chief Executive Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

WILLIAM J. ATHERTON, DIRECTOR, PRESIDENT, AND CHIEF OPERATING OFFICER*
Director: AMAL Corporation; President: North American Security Life Insurance Company; also served as officer and/or director of other subsidiaries and/or affiliates of North American.

KENNETH C. LOUIS, DIRECTOR, EXECUTIVE VICE PRESIDENT*
Director, President and Chief Operating Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

GARY R. MCPHAIL, DIRECTOR, EXECUTIVE VICE PRESIDENT**

Director, President, and Chief Executive Officer: AmerUs Life***; also serves as officer and/or director of other subsidiaries and/or affiliates of AmerUs Life; Executive Vice President -- Marketing and Individual Operations: New York Life Insurance Company; President: Lincoln National Sales Corporation.



ROBERT C. BARTH, CONTROLLER*


Vice President and Controller: Ameritas Life.


CHARLES J. CAVANAUGH, SENIOR VICE PRESIDENT, NATIONAL SALES MANAGER* Director, Product Manufacturing and Supply: Merrill Lynch Insurance Group; Director of Marketing: ITT Hartford Life Insurance Companies.

                             CORPORATE BENEFIT VUL

BRIAN J. CLARK, VICE PRESIDENT-FIXED ANNUITY PRODUCT DEVELOPMENT**

Senior Vice President -- Product Management: AmerUs Life***.


MICHAEL G. FRAIZER, DIRECTOR**

Controller: AmerUs Life***; also serves as director of an affiliate of AVLIC.


THOMAS C. GODLASKY, DIRECTOR, SENIOR VICE PRESIDENT AND CHIEF INVESTMENT
OFFICER**

Executive Vice President and Chief Investment Officer: AmerUs Life Holdings, Inc.; Executive Vice President and Chief Investment Officer: AmerUs Life***; Manager-Fixed Income and Derivatives Department: Providian Corporation; also serves as director of an affiliate of AVLIC; also serves as officer and/or director of other affiliates of AmerUs Life.


JOSEPH K. HAGGERTY, ASSISTANT GENERAL COUNSEL**

Senior Vice President and General Counsel: AmerUs Life Holdings, Inc.; Senior Vice President and General Counsel: AmerUs Life***; Senior Vice President, Deputy General Counsel: I.C.H. Corporation; also serves as an officer to an affiliate of AVLIC, and served as officer and/or director of other subsidiaries and/or affiliates of I.C.H. Corporation; also serves as officer of other affiliates of AmerUs Life.


SANDRA K. HOLMES, VICE PRESIDENT-FIXED ANNUITY CUSTOMER SERVICE**

Senior Vice President: AmerUs Life***.


KENNETH R. JONES, VICE PRESIDENT-CORPORATE COMPLIANCE AND ASSISTANT SECRETARY* Vice President, Corporate Compliance & Assistant Secretary: Ameritas Life; also serves as officer of other subsidiaries and/or affiliates of Ameritas Life.

CYNTHIA J. LAVELLE, VICE PRESIDENT -- PRODUCT, OPERATIONS AND TECHNOLOGY* Assistant Vice President -- Variable Operations: Ameritas Life.

WILLIAM W. LESTER, TREASURER*
Senior Vice President -- Investments and Treasurer: Ameritas Life; also serves as officer of affiliates of Ameritas Life.


JOANN M. MARTIN, DIRECTOR, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER*

Senior Vice President and Chief Financial Officer: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

SHIELA SANDY, ASSISTANT SECRETARY**

Manager Annuity Services: AmerUs Life***.


DONALD R. STADING, SECRETARY AND GENERAL COUNSEL*
Senior Vice President, Secretary and Corporate General Counsel: Ameritas Life; also serves as officer and/or director of other subsidiaries and/or affiliates of Ameritas Life.

KEVIN WAGONER, ASSISTANT TREASURER**

Director Investment Accounting: AmerUs Life***; Senior Financial Analyst: Target Stores.

---------------
  * Principal business address: Ameritas Variable Life Insurance Company, 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501

 ** Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue,
    Des Moines, Iowa 50309

*** Central Life Assurance Company merged with American Mutual Life Insurance
    Company on December 31, 1994. Central Life Assurance Company was the survivor of the merger. Contemporaneous with the merger, Central Life Assurance Company changed its name to American Mutual Life Insurance Company. (American Mutual Life Insurance Company changed its name to AmerUs Life Insurance Company on July 1, 1996.)

                             CORPORATE BENEFIT VUL

LEGAL MATTERS

All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and AVLIC's right to issue the Policy under Nebraska Insurance Law, have been passed upon by Donald R. Stading, Secretary and General Counsel of AVLIC.

LEGAL PROCEEDINGS

There are no legal proceedings to which Separate Account V is a party or to which the assets of Separate Account V are subject. AVLIC is not involved in any litigation that is of material importance in relation to its ability to meet its obligations under the Policies, or that relates to Separate Account V. AIC is not involved in any litigation that is of material importance in relation to its ability to perform under its underwriting agreement.

EXPERTS


The financial statements of AVLIC as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statements of the subaccounts of Separate Account V as of December 31, 1999, and for each of the three years in the period then ended, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



Actuarial matters included in this prospectus have been examined by Russell J. Wiltgen, Vice President -- Individual Product Management, of Ameritas Life Insurance Corp., as stated in the opinion filed as an exhibit to the registration statement.


ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning Separate Account V, AVLIC and the Policy offered hereby. Statements contained in this prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

FINANCIAL STATEMENTS


The financial statements of AVLIC which are included in this prospectus should be considered only as bearing on the ability of AVLIC to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in Separate Account V.


                             CORPORATE BENEFIT VUL

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying statement of net assets of each of the subaccounts of Ameritas Variable Life Insurance Company Separate Account V, (comprising, respectively, the Money Market Portfolio Initial Class, Equity-Income Portfolio Initial Class, Equity- Income Portfolio Service Class (commenced November 2, 1999), Growth Portfolio Initial Class, Growth Portfolio Service Class (commenced November 2, 1999), High Income Portfolio Initial Class, Overseas Portfolio Initial Class, and Overseas Portfolio Service Class (commenced December 7, 1999) of the Variable Insurance Products Fund; the Asset Manager Portfolio Initial Class, Asset Manager Portfolio Service Class (commenced November 29, 1999), Investment Grade Bond Portfolio Initial Class, Contrafund Portfolio Initial Class, Contrafund Portfolio Service Class (commenced November 29, 1999), Index 500 Portfolio Initial Class and Asset Manager Growth Portfolio Initial Class of the Variable Insurance Products Fund II; the Small Capitalization Portfolio, Growth Portfolio, Income and Growth Portfolio, Midcap Growth Portfolio, Balanced Portfolio, and Leveraged Allcap Portfolio of the Alger American Fund; the Emerging Growth Series Portfolio, World Governments Series Portfolio, Utilities Series Portfolio, Research Series Portfolio (commenced April 8, 1997), Growth with Income Series Portfolio (commenced April 3, 1997), and New Discovery Series Portfolio (commenced November 12, 1999) of the MFS Variable Insurance Trust; the Asian Equity Portfolio (commenced April 22, 1997), Emerging Markets Equity Portfolio, Global Equity Portfolio (commenced April 17, 1997), International Magnum Portfolio (commenced April 7, 1997), and U.S. Real Estate Portfolio (commenced April 28,
1997) of the Morgan Stanley Dean Witter Universal Funds, Inc.; the Ameritas Emerging Growth Portfolio (commenced October 29, 1999), Ameritas Growth Portfolio (commenced October 29, 1999), Ameritas Growth with Income Portfolio (commenced October 29, 1999), Ameritas Income and Growth Portfolio (commenced October 29, 1999), Ameritas Index 500 Portfolio (commenced October 29, 1999), Ameritas Midcap Growth Portfolio (commenced October 29, 1999), Ameritas Money Market Portfolio (commenced October 28, 1999), Ameritas Research Portfolio (commenced October 29, 1999), Ameritas Small Capitalization Portfolio (commenced October 29, 1999) of the Calvert Variable Series, Inc., Ameritas Portfolios; and the Stock Index Fund Portfolio of the Dreyfus Stock Index Fund) as of December 31, 1999, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the subaccounts constituting Ameritas Variable Life Insurance Company Separate Account V as of December 31, 1999, and the results of its operations and changes in net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Lincoln, Nebraska
February 5, 2000

                                     F-I- 1

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                            STATEMENT OF NET ASSETS
                               DECEMBER 31, 1999

ASSETS
INVESTMENTS AT NET ASSET VALUE:
  VARIABLE INSURANCE PRODUCTS FUND:
     Equity-Income Portfolio Initial Class (Equity Income
      I-Class) -- 1,200,052.051 shares at $25.71 per share
      (cost $21,449,489)....................................  $ 30,853,338
     Equity-Income Portfolio Service Class (Equity Income
      S-Class) -- 23.348 shares at $25.66 per share (cost
      $594).................................................           599
     Growth Portfolio Initial Class (Growth
      I-Class) -- 1,206,269.664 shares at $54.93 per share
      (cost $32,300,729)....................................    66,260,394
     Growth Portfolio Service Class (Growth
      S-Class) -- 361.373 shares at $54.80 per share (cost
      $19,113)..............................................        19,803
     High Income Portfolio Initial Class (High Income
      I-Class) -- 643,493.640 shares at $11.31 per share
      (cost $6,964,598).....................................     7,277,912
     Overseas Portfolio Initial Class (Overseas
      I-Class) -- 660,786.721 shares at $27.44 per share
      (cost $9,282,319).....................................    18,131,989
     Overseas Portfolio Service Class (Overseas
      S-Class) -- 1.414 shares at $27.38 per share (cost
      $36)..................................................            39
  VARIABLE INSURANCE PRODUCTS FUND II:
     Asset Manager Portfolio Initial Class (Asset Manager
      I-Class) -- 1,769,690.988 shares at $18.67 per share
      (cost $25,080,444)....................................    33,040,130
     Asset Manager Portfolio Service Class (Asset Manager
      S-Class) -- 21.069 shares at $18.59 per share (cost
      $384).................................................           392
     Investment Grade Bond Portfolio Initial Class
      (Investment Grade Bond I-Class) -- 310,807.857 shares
      at $12.16 per share (cost $3,717,866).................     3,779,423
     Contrafund Portfolio Initial Class (Contrafund
      I-Class) -- 714,800.541 shares at $29.15 per share
      (cost $13,879,737)....................................    20,836,438
     Contrafund Portfolio Service Class (Contrafund
      S-Class) -- 299.329 shares at $29.10 per share (cost
      $8,528)...............................................         8,710
     Asset Manager Growth Portfolio Initial Class (Asset
      Manager Growth I-Class) -- 236,100.860 shares at
      $18.38 per share (cost $3,489,495)....................     4,339,535
  ALGER AMERICAN FUND:
     Balanced Portfolio (Balanced) -- 326,807.439 shares at
      $15.57 per share (cost $3,861,056)....................     5,088,391
     Leveraged Allcap Portfolio (Leveraged
      Allcap) -- 367,145.479 shares at $57.97 per share
      (cost $12,666,837)....................................    21,283,423

The accompanying notes are an integral part of these financial statements.

                                     F-I- 2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                            STATEMENT OF NET ASSETS
                               DECEMBER 31, 1999

ASSETS, CONTINUED

MFS VARIABLE INSURANCE TRUST:
     World Governments Series Portfolio (World Governments
      Series) -- 40,718.448 shares at $10.03 per share (cost
      $411,142).............................................  $    408,406
     Utilities Series Portfolio (Utilities
      Series) -- 232,575.290 shares at $24.16 per share
      (cost $4,106,211).....................................     5,619,019
     New Discovery Series Portfolio (New Discovery
      Series) -- 8,750.402 shares at $17.27 per share (cost
      $143,173).............................................       151,120
MORGAN STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.:
     Asian Equity Portfolio (Asian Equity) -- 116,856.034
      shares at $9.34 per share (cost $757,264).............     1,091,435
     Emerging Markets Equity Portfolio (Emerging Markets
      Equity) -- 157,426.804 shares at $13.84 per share
      (cost $1,624,721).....................................     2,178,789
     Global Equity Portfolio (Global Equity) -- 207,539.068
      shares at $12.88 per share (cost $2,574,700)..........     2,673,103
     International Magnum Portfolio (International
      Magnum) -- 126,932.562 shares at $13.89 per share
      (cost $1,460,963).....................................     1,763,093
     U.S. Real Estate Portfolio (U.S. Real
      Estate) -- 96,540.525 shares at $9.11 per share (cost
      $1,036,611)...........................................       879,484
CALVERT VARIABLE SERIES, INC., AMERITAS PORTFOLIOS:
     Ameritas Emerging Growth Portfolio (Emerging
      Growth) -- 623,113.360 shares at $37.86 per share
      (cost $16,161,699)....................................    23,591,072
     Ameritas Growth Portfolio (Growth) -- 564,421.258
      shares at $64.83 per share (cost $31,702,408).........    36,591,430
     Ameritas Growth with Income Portfolio (Growth with
      Income) -- 181,873.924 shares at $21.17 per share
      (cost $3,680,933).....................................     3,850,270
     Ameritas Income and Growth Portfolio (Income and
      Growth) -- 668,452.484 shares at $17.35 per share
      (cost $9,316,921).....................................    11,597,650
     Ameritas Index 500 Portfolio (Index 500) -- 181,738.510
      shares at $167.30 per share (cost $28,210,421)........    30,404,852
     Ameritas Midcap Growth Portfolio (Midcap
      Growth) -- 505,493.406 shares at $31.50 per share
      (cost $13,387,683)....................................    15,923,042
     Ameritas Money Market Portfolio (Money
      Market) -- 18,688,200.480 shares at $1.00 per share
      (cost $18,688,200)....................................    18,688,200
     Ameritas Research Portfolio (Research) -- 187,533.532
      shares at $22.99 per share (cost $3,784,743)..........     4,311,395
     Ameritas Small Capitalization Portfolio (Small
      Cap) -- 568,578.051 shares at $56.42 per share (cost
      $25,098,528)..........................................    32,079,174
                                                              ------------
     NET ASSETS REPRESENTING EQUITY OF POLICYOWNERS.........  $402,722,050
                                                              ============

The accompanying notes are an integral part of these financial statements.

                                     F-I- 3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                             VARIABLE INSURANCE
                                                                               PRODUCTS FUND
                                                                           ----------------------
                                                                             MONEY       EQUITY
                                                                            MARKET       INCOME
                                                                TOTAL       I-CLASS     I-CLASS
                                                             -----------   ---------   ----------
                           1999
INVESTMENT INCOME:
  Dividend distributions received..........................  $ 4,242,954   $ 624,763   $  438,682
  Mortality and expense risk charge........................   (2,932,292)   (103,738)    (285,410)
                                                             -----------   ---------   ----------
NET INVESTMENT INCOME (LOSS)...............................    1,310,662     521,025      153,272
                                                             -----------   ---------   ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain distributions..........................   18,596,394          --      969,719
  Net change in unrealized appreciation (depreciation).....   65,629,180          --      411,890
                                                             -----------   ---------   ----------
NET GAIN (LOSS) ON INVESTMENTS.............................   84,225,574          --    1,381,609
                                                             -----------   ---------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS...............................................  $85,536,236   $ 521,025   $1,534,881
                                                             ===========   =========   ==========
                           1998
INVESTMENT INCOME:
  Dividend distributions received..........................  $ 3,349,781   $ 571,068   $  350,608
  Mortality and expense risk charge........................   (2,163,874)   (100,578)    (257,976)
                                                             -----------   ---------   ----------
NET INVESTMENT INCOME (LOSS)...............................    1,185,907     470,490       92,632
                                                             -----------   ---------   ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain distributions..........................   17,147,973          --    1,247,753
  Net change in unrealized appreciation (depreciation).....   30,032,940          --    1,327,445
                                                             -----------   ---------   ----------
NET GAIN (LOSS) ON INVESTMENTS.............................   47,180,913          --    2,575,198
                                                             -----------   ---------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS...............................................  $48,366,820   $ 470,490   $2,667,830
                                                             ===========   =========   ==========
                           1997
INVESTMENT INCOME:
  Dividend distributions received..........................  $ 2,670,710   $ 463,675   $  290,414
  Mortality and expense risk charge........................   (1,574,558)    (84,611)    (201,066)
                                                             -----------   ---------   ----------
NET INVESTMENT INCOME (LOSS)...............................    1,096,152     379,064       89,348
                                                             -----------   ---------   ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain distributions..........................    6,045,040          --    1,460,138
  Net change in unrealized appreciation (depreciation).....   21,418,187          --    3,371,385
                                                             -----------   ---------   ----------
NET GAIN (LOSS) ON INVESTMENTS.............................   27,463,227          --    4,831,523
                                                             -----------   ---------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS...............................................  $28,559,379   $ 379,064   $4,920,871
                                                             ===========   =========   ==========

---------------
(1) Commenced business 11/02/99
(2) Commenced business 11/02/99
(3) Commenced business 12/07/99

The accompanying notes are an integral part of these financial statements.

                                     F-I- 4

                    VARIABLE INSURANCE PRODUCTS FUND
    ----------------------------------------------------------------
      EQUITY
      INCOME       GROWTH        GROWTH     HIGH INCOME    OVERSEAS     OVERSEAS
    S-CLASS(1)     I-CLASS     S-CLASS(2)     I-CLASS      I-CLASS     S-CLASS(3)
    ----------   -----------   ----------   -----------   ----------   ----------
       $ --      $    82,737      $ --      $   792,857   $  226,340      $ --
         --         (489,259)       (5)         (69,467)    (138,144)       --
       ----      -----------      ----      -----------   ----------      ----
         --         (406,522)       (5)         723,390       88,196        --
       ----      -----------      ----      -----------   ----------      ----
         --        5,202,111        --           29,639      365,064        --
          5       12,361,324       690         (141,192)   5,444,790         3
       ----      -----------      ----      -----------   ----------      ----
          5       17,563,435       690         (111,553)   5,809,854         3
       ----      -----------      ----      -----------   ----------      ----
       $  5      $17,156,913      $685      $   611,837   $5,898,050      $  3
       ====      ===========      ====      ===========   ==========      ====
       $ --      $   167,972      $ --      $   558,849   $  271,677      $ --
         --         (354,109)       --          (73,002)    (128,820)       --
       ----      -----------      ----      -----------   ----------      ----
         --         (186,137)       --          485,847      142,857        --
       ----      -----------      ----      -----------   ----------      ----
         --        4,393,780        --          355,102      800,734        --
         --        8,556,162        --       (1,057,850)     959,668        --
       ----      -----------      ----      -----------   ----------      ----
         --       12,949,942        --         (702,748)   1,760,402        --
       ----      -----------      ----      -----------   ----------      ----
       $ --      $12,763,805      $ --      $  (216,901)  $1,903,259      $ --
       ====      ===========      ====      ===========   ==========      ====
       $ --      $   177,070      $ --      $   456,382   $  183,138      $ --
         --         (278,073)       --          (65,009)    (115,217)       --
       ----      -----------      ----      -----------   ----------      ----
         --         (101,003)       --          391,373       67,921        --
       ----      -----------      ----      -----------   ----------      ----
         --          792,600        --           56,407      727,004        --
         --        5,089,744        --          585,776      646,688        --
       ----      -----------      ----      -----------   ----------      ----
         --        5,882,344        --          642,183    1,373,692        --
       ----      -----------      ----      -----------   ----------      ----
       $ --      $ 5,781,341      $ --      $ 1,033,556   $1,441,613      $ --
       ====      ===========      ====      ===========   ==========      ====

                                     F-I- 5

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                            VARIABLE INSURANCE PRODUCTS FUND II
                                                   -----------------------------------------------------
                                                                                INVESTMENT
                                                     ASSET          ASSET         GRADE
                                                    MANAGER        MANAGER         BOND       CONTRAFUND
                                                    I-CLASS      S-CLASS (1)     I-CLASS       I-CLASS
                                                   ----------    -----------    ----------    ----------
                     1999
INVESTMENT INCOME:
  Dividend distributions received..............    $1,054,568        $--        $ 178,023     $   68,862
  Mortality and expense risk charge............      (290,374)       --           (39,812)      (148,735)
                                                   ----------        --         ---------     ----------
NET INVESTMENT INCOME (LOSS)...................       764,194        --           138,211        (79,873)
                                                   ----------        --         ---------     ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions..............     1,335,786        --            55,850        504,989
  Net change in unrealized appreciation
     (depreciation)............................       995,823         8          (290,852)     3,286,645
                                                   ----------        --         ---------     ----------
NET GAIN (LOSS) ON INVESTMENTS.................     2,331,609         8          (235,002)     3,791,634
                                                   ----------        --         ---------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................    $3,095,803        $8         $ (96,791)    $3,711,761
                                                   ==========        ==         =========     ==========
                     1998
INVESTMENT INCOME:
  Dividend distributions received..............    $  882,316        $--        $ 146,622     $   56,896
  Mortality and expense risk charge............      (271,404)       --           (39,733)       (93,506)
                                                   ----------        --         ---------     ----------
NET INVESTMENT INCOME (LOSS)...................       610,912        --           106,889        (36,610)
                                                   ----------        --         ---------     ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions..............     2,646,949        --            17,396        418,590
  Net change in unrealized appreciation
     (depreciation)............................       637,938        --           179,497      2,407,939
                                                   ----------        --         ---------     ----------
NET GAIN (LOSS) ON INVESTMENTS.................     3,284,887        --           196,893      2,826,529
                                                   ----------        --         ---------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................    $3,895,799        $--        $ 303,782     $2,789,919
                                                   ==========        ==         =========     ==========
                     1997
INVESTMENT INCOME:
  Dividend distributions received..............    $  782,791        $--        $ 138,030     $   28,971
  Mortality and expense risk charge............      (232,839)       --           (25,608)       (50,896)
                                                   ----------        --         ---------     ----------
NET INVESTMENT INCOME (LOSS)...................       549,952        --           112,422        (21,925)
                                                   ----------        --         ---------     ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions..............     1,963,611        --                --         76,565
  Net change in unrealized appreciation
     (depreciation)............................     1,992,988        --            89,590        991,738
                                                   ----------        --         ---------     ----------
NET GAIN (LOSS) ON INVESTMENTS.................     3,956,599        --            89,590      1,068,303
                                                   ----------        --         ---------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................    $4,506,551        $--        $ 202,012     $1,046,378
                                                   ==========        ==         =========     ==========

---------------
(1) Commenced business 11/29/99
(2) Commenced business 11/29/99

The accompanying notes are an integral part of these financial statements.

                                     F-I- 6

     VARIABLE INSURANCE PRODUCTS FUND II                           ALGER AMERICAN FUND
---------------------------------------------    --------------------------------------------------------
                                      ASSET
                                     MANAGER
        CONTRAFUND     INDEX 500      GROWTH         SMALL                       INCOME AND      MIDCAP
        S-CLASS(2)      I-CLASS      I-CLASS     CAPITALIZATION      GROWTH        GROWTH        GROWTH
        -----------    ----------    --------    --------------    ----------    ----------    ----------
        $        --    $  201,036    $ 80,579      $       --      $   37,125    $   14,347    $       --
                 --      (174,834)    (32,359)       (167,614)       (201,618)      (57,170)      (91,219)
        -----------    ----------    --------      ----------      ----------    ----------    ----------
                 --        26,202      48,220        (167,614)       (164,493)      (42,823)      (91,219)
        -----------    ----------    --------      ----------      ----------    ----------    ----------
                 --       136,418     133,643       2,786,842       2,534,821       426,544     1,862,002
                182     2,171,872     333,686         352,557       1,454,079       490,297      (948,010)
        -----------    ----------    --------      ----------      ----------    ----------    ----------
                182     2,308,290     467,329       3,139,399       3,988,900       916,841       913,992
        -----------    ----------    --------      ----------      ----------    ----------    ----------
        $       182    $2,334,492    $515,549      $2,971,785      $3,824,407    $  874,018    $  822,773
        ===========    ==========    ========      ==========      ==========    ==========    ==========
        $        --    $  131,792    $ 49,741      $       --      $   41,754    $   17,735    $       --
                 --      (135,441)    (25,300)       (169,257)       (155,688)      (49,041)      (81,791)
        -----------    ----------    --------      ----------      ----------    ----------    ----------
                 --        (3,649)     24,441        (169,257)       (113,934)      (31,306)      (81,791)
        -----------    ----------    --------      ----------      ----------    ----------    ----------
                 --       305,253     232,615       2,446,741       2,551,580       490,671       742,049
                 --     3,342,102     175,258         623,620       4,267,982     1,071,043     1,766,399
        -----------    ----------    --------      ----------      ----------    ----------    ----------
                 --     3,647,355     407,873       3,070,361       6,819,562     1,561,714     2,508,448
        -----------    ----------    --------      ----------      ----------    ----------    ----------
        $        --    $3,643,706    $432,314      $2,901,104      $6,705,628    $1,530,408    $2,426,657
        ===========    ==========    ========      ==========      ==========    ==========    ==========
        $        --    $   32,977    $     --      $       --      $   32,883    $   12,791    $    3,623
                 --       (71,508)    (14,685)       (142,416)        (98,937)      (28,862)      (62,763)
        -----------    ----------    --------      ----------      ----------    ----------    ----------
                 --       (38,531)    (14,685)       (142,416)        (66,054)      (16,071)      (59,140)
        -----------    ----------    --------      ----------      ----------    ----------    ----------
                 --        66,916       1,179         550,941          59,552       105,818        88,340
                 --     1,946,609     322,064       1,210,960       2,142,136       755,171       768,190
        -----------    ----------    --------      ----------      ----------    ----------    ----------
                 --     2,013,525     323,243       1,761,901       2,201,688       860,989       856,530
        -----------    ----------    --------      ----------      ----------    ----------    ----------
        $        --    $1,974,994    $308,558      $1,619,485      $2,135,634    $  844,918    $  797,390
        ===========    ==========    ========      ==========      ==========    ==========    ==========

                                     F-I- 7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                                               MFS VARIABLE INSURANCE
                                                     ALGER AMERICAN FUND                TRUST
                                                    ----------------------    -------------------------
                                                                               EMERGING        WORLD
                                                                LEVERAGED       GROWTH      GOVERNMENTS
                                                    BALANCED      ALLCAP        SERIES        SERIES
                                                    --------    ----------    ----------    -----------
                      1999
INVESTMENT INCOME:
  Dividend distributions received...............    $ 39,415    $       --    $       --     $ 21,210
  Mortality and expense risk charge.............     (33,636)      (99,090)     (100,195)      (3,721)
                                                    --------    ----------    ----------     --------
NET INVESTMENT INCOME (LOSS)....................       5,779       (99,090)     (100,195)      17,489
                                                    --------    ----------    ----------     --------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions...............     199,925       658,702            --           --
  Net change in unrealized appreciation
     (depreciation).............................     769,554     6,672,254     2,583,588      (32,288)
                                                    --------    ----------    ----------     --------
NET GAIN (LOSS) ON INVESTMENTS..................     969,479     7,330,956     2,583,588      (32,288)
                                                    --------    ----------    ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................    $975,258    $7,231,866    $2,483,393     $(14,799)
                                                    ========    ==========    ==========     ========
                      1998
INVESTMENT INCOME:
  Dividend distributions received...............    $ 24,247    $       --    $       --     $  3,936
  Mortality and expense risk charge.............     (16,462)      (31,317)      (83,222)      (3,503)
                                                    --------    ----------    ----------     --------
NET INVESTMENT INCOME (LOSS)....................       7,785       (31,317)      (83,222)         433
                                                    --------    ----------    ----------     --------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions...............     107,704       147,338        76,320           --
  Net change in unrealized appreciation
     (depreciation).............................     417,950     1,626,709     2,714,274       29,642
                                                    --------    ----------    ----------     --------
NET GAIN (LOSS) ON INVESTMENTS..................     525,654     1,774,047     2,790,594       29,642
                                                    --------    ----------    ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................    $533,439    $1,742,730    $2,707,372     $ 30,075
                                                    ========    ==========    ==========     ========
                      1997
INVESTMENT INCOME:
  Dividend distributions received...............    $ 12,338    $       --    $       --     $  3,537
  Mortality and expense risk charge.............     (10,092)      (17,451)      (44,359)      (1,978)
                                                    --------    ----------    ----------     --------
NET INVESTMENT INCOME (LOSS)....................       2,246       (17,451)      (44,359)       1,559
                                                    --------    ----------    ----------     --------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions...............      16,729            --            --        1,603
  Net change in unrealized appreciation
     (depreciation).............................     162,920       298,847       937,800       (6,568)
                                                    --------    ----------    ----------     --------
NET GAIN (LOSS) ON INVESTMENTS..................     179,649       298,847       937,800       (4,965)
                                                    --------    ----------    ----------     --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS...............................    $181,895    $  281,396    $  893,441     $ (3,406)
                                                    ========    ==========    ==========     ========

---------------
(1) Commenced business 04/08/97
(2) Commenced business 04/03/97
(3) Commenced business 11/12/99
(4) Commenced business 04/22/97
(5) Commenced business 04/08/97
(6) Commenced business 04/17/97
The accompanying notes are an integral part of these financial statements.

                                     F-I- 8

                                                          MORGAN STANLEY DEAN WITTER
              MFS VARIABLE INSURANCE TRUST                   UNIVERSAL FUNDS, INC.
    ------------------------------------------------   ---------------------------------
                             GROWTH WITH      NEW                  EMERGING
    UTILITIES    RESEARCH      INCOME      DISCOVERY     ASIAN      MARKETS     GLOBAL
      SERIES     SERIES(1)    SERIES(2)    SERIES(3)   EQUITY(4)   EQUITY(5)   EQUITY(6)
    ----------   ---------   -----------   ---------   ---------   ---------   ---------
    $   45,844   $  6,589     $ 12,252      $   --     $  5,861    $     320   $ 30,920
       (35,886)   (23,950)     (25,262)        (37)      (5,901)     (10,340)   (20,462)
    ----------   --------     --------      ------     --------    ---------   --------
         9,958    (17,361)     (13,010)        (37)         (40)     (10,020)    10,458
    ----------   --------     --------      ------     --------    ---------   --------
       230,507     34,817       14,706       1,661           --           --    119,961
       986,318    222,022       (9,958)      7,946      388,267      917,707    (47,308)
    ----------   --------     --------      ------     --------    ---------   --------
     1,216,825    256,839        4,748       9,607      388,267      917,707     72,653
    ----------   --------     --------      ------     --------    ---------   --------
    $1,226,783   $239,478     $ (8,262)     $9,570     $388,227    $ 907,687   $ 83,111
    ==========   ========     ========      ======     ========    =========   ========
    $   24,469   $  2,571     $     --      $   --     $  2,129    $   4,381   $ 14,013
       (20,971)   (17,327)     (19,348)         --       (2,084)      (7,282)   (13,265)
    ----------   --------     --------      ------     --------    ---------   --------
         3,498    (14,756)     (19,348)         --           45       (2,901)       748
    ----------   --------     --------      ------     --------    ---------   --------
       111,249     33,714           --          --           --           --     12,591
       262,317    383,697      490,661          --       (2,798)    (219,226)   143,561
    ----------   --------     --------      ------     --------    ---------   --------
       373,566    417,411      490,661          --       (2,798)    (219,226)   156,152
    ----------   --------     --------      ------     --------    ---------   --------
    $  377,064   $402,655     $471,313      $   --     $ (2,753)   $(222,127)  $156,900
    ==========   ========     ========      ======     ========    =========   ========
    $       --   $     --     $  6,744      $   --     $    232    $   4,896   $  5,533
        (7,542)    (2,824)      (2,761)         --         (495)      (3,435)    (2,294)
    ----------   --------     --------      ------     --------    ---------   --------
        (7,542)    (2,824)       3,983          --         (263)       1,461      3,239
    ----------   --------     --------      ------     --------    ---------   --------
            --         --       31,548          --           --       21,661     11,816
       255,610     18,241        3,513          --      (51,298)    (144,415)     2,150
    ----------   --------     --------      ------     --------    ---------   --------
       255,610     18,241       35,061          --      (51,298)    (122,754)    13,966
    ----------   --------     --------      ------     --------    ---------   --------
    $  248,068   $ 15,417     $ 39,044      $   --     $(51,561)   $(121,293)  $ 17,205
    ==========   ========     ========      ======     ========    =========   ========

                                     F-I- 9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                            STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                   MORGAN STANLEY DEAN WITTER     CALVERT VARIABLE SERIES, INC.,
                                                      UNIVERSAL FUNDS, INC.            AMERITAS PORTFOLIOS
                                                   ---------------------------    ------------------------------
                                                   INTERNATIONAL    U.S. REAL       EMERGING
                                                     MAGNUM(1)      ESTATE(2)       GROWTH(3)        GROWTH(4)
                                                   -------------    ----------    -------------    -------------
                     1999
INVESTMENT INCOME:
  Dividend distributions received..............      $ 13,210       $  48,301      $       --       $    4,570
  Mortality and expense risk charge............       (11,040)         (7,470)        (29,906)         (53,250)
                                                     --------       ---------      ----------       ----------
Net investment income (loss)...................         2,170          40,831         (29,906)         (48,680)
                                                     --------       ---------      ----------       ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions..............         5,512              --              --               --
  Net change in unrealized appreciation
     (depreciation)............................       307,353         (65,623)      7,429,373        4,889,022
                                                     --------       ---------      ----------       ----------
NET GAIN (LOSS) ON INVESTMENTS.................       312,865         (65,623)      7,429,373        4,889,022
                                                     --------       ---------      ----------       ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................      $315,035       $ (24,792)     $7,399,467       $4,840,342
                                                     ========       =========      ==========       ==========
                     1998
INVESTMENT INCOME:
  Dividend distributions received..............      $  2,795       $  24,210      $       --       $       --
  Mortality and expense risk charge............        (6,689)         (6,758)             --               --
                                                     --------       ---------      ----------       ----------
NET INVESTMENT INCOME (LOSS)...................        (3,894)         17,452              --               --
                                                     --------       ---------      ----------       ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions..............         3,255           6,589              --               --
  Net change in unrealized appreciation
     (depreciation)............................        39,545        (110,595)             --               --
                                                     --------       ---------      ----------       ----------
NET GAIN (LOSS) ON INVESTMENTS.................        42,800        (104,006)             --               --
                                                     --------       ---------      ----------       ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................      $ 38,906       $ (86,554)     $       --       $       --
                                                     ========       =========      ==========       ==========
                     1997
INVESTMENT INCOME:
  Dividend distributions received..............      $ 15,852       $   9,641      $       --       $       --
  Mortality and expense risk charge............        (1,903)         (1,584)             --               --
                                                     --------       ---------      ----------       ----------
NET INVESTMENT INCOME (LOSS)...................        13,949           8,057              --               --
                                                     --------       ---------      ----------       ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Net realized gain distributions..............         1,056          11,556              --               --
  Net change in unrealized appreciation
     (depreciation)............................       (44,768)         19,091              --               --
                                                     --------       ---------      ----------       ----------
NET GAIN (LOSS) ON INVESTMENTS.................       (43,712)         30,647              --               --
                                                     --------       ---------      ----------       ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS..............................      $(29,763)      $  38,704      $       --       $       --
                                                     ========       =========      ==========       ==========

---------------
 (1) Commenced business 04/07/97
 (2) Commenced business 04/28/97
 (3) Commenced business 10/29/99
 (4) Commenced business 10/29/99
 (5) Commenced business 10/29/99
 (6) Commenced business 10/29/99
 (7) Commenced business 10/29/99
 (8) Commenced business 10/29/99
 (9) Commenced business 10/28/99
(10) Commenced business 10/29/99
(11) Commenced business 10/29/99

The accompanying notes are an integral part of these financial statements.

                                    F-I- 10

                                  CALVERT VARIABLE SERIES, INC.,
                                        AMERITAS PORTFOLIOS                                       DREYFUS
    -------------------------------------------------------------------------------------------   --------
    GROWTH WITH   INCOME AND     INDEX        MIDCAP       MONEY                       SMALL       STOCK
     INCOME(5)    GROWTH(6)      500(7)     GROWTH(8)    MARKET(9)    RESEARCH(10)    CAP(11)      INDEX
    -----------   ----------   ----------   ----------   ----------   ------------   ----------   --------
     $  1,856     $       --   $   45,131   $       --    $167,556      $     --     $       --   $     --
       (5,394)       (16,266)     (44,210)     (23,079)    (42,280)       (6,148)       (45,011)        --
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
       (3,538)       (16,266)         921      (23,079)    125,276        (6,148)       (45,011)        --
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
           --        330,344           --      358,344          --        48,862        249,625         --
      169,338      2,280,729    2,194,432    2,535,359          --       526,653      6,980,645         --
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
      169,338      2,611,073    2,194,432    2,893,703          --       575,515      7,230,270         --
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
     $165,800     $2,594,807   $2,195,353   $2,870,624    $125,276      $569,367     $7,185,259   $
     ========     ==========   ==========   ==========    ========      ========     ==========   ========
     $     --     $       --   $       --   $       --    $     --      $     --     $       --   $     --
           --             --           --           --          --            --             --         --
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
           --             --           --           --          --            --             --         --
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
           --             --           --           --          --            --             --         --
           --             --           --           --          --            --             --         --
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
           --             --           --           --          --            --             --         --
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
     $     --     $       --   $       --   $       --    $     --      $     --     $       --   $     --
     ========     ==========   ==========   ==========    ========      ========     ==========   ========
     $     --     $       --   $       --   $       --    $     --      $     --     $       --   $  9,192
           --             --           --           --          --            --             --     (5,350)
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
           --             --           --           --          --            --             --      3,842
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
           --             --           --           --          --            --             --         --
           --             --           --           --          --            --             --     54,025
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
           --             --           --           --          --            --             --     54,025
     --------     ----------   ----------   ----------    --------      --------     ----------   --------
     $     --     $       --   $       --   $       --    $     --      $     --     $       --   $ 57,867
     ========     ==========   ==========   ==========    ========      ========     ==========   ========

                                    F-I- 11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                      STATEMENTS OF CHANGES IN NET ASSETS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                            VARIABLE INSURANCE
                                                                               PRODUCTS FUND
                                                                        ---------------------------
                                                                           MONEY          EQUITY
                                                                           MARKET         INCOME
                                                           TOTAL          I-CLASS         I-CLASS
                                                        ------------    ------------    -----------
                        1999
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)......................    $  1,310,662    $    521,025    $   153,272
  Net realized gain distributions...................      18,596,394              --        969,719
  Net change in unrealized appreciation
     (depreciation).................................      65,629,180              --        411,890
                                                        ------------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS........................................      85,536,236         521,025      1,534,881
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS......................................      34,532,740     (11,626,149)      (173,132)
                                                        ------------    ------------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.............     120,068,976     (11,105,124)     1,361,749
NET ASSETS AT JANUARY 1, 1999.......................     282,653,074      11,105,124     29,491,589
                                                        ------------    ------------    -----------
NET ASSETS AT DECEMBER 31, 1999.....................    $402,722,050    $         --    $30,853,338
                                                        ============    ============    ===========
                        1998
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)......................    $  1,185,907    $    470,490    $    92,632
  Net realized gain distributions...................      17,147,973              --      1,247,753
  Net change in unrealized appreciation
     (depreciation).................................      30,032,940              --      1,327,445
                                                        ------------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS........................................      48,366,820         470,490      2,667,830
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS......................................      36,557,125       3,082,148      2,101,252
                                                        ------------    ------------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.............      84,923,945       3,552,638      4,769,082
NET ASSETS AT JANUARY 1, 1998.......................     197,729,129       7,552,486     24,722,507
                                                        ------------    ------------    -----------
NET ASSETS AT DECEMBER 31, 1998.....................    $282,653,074    $ 11,105,124    $29,491,589
                                                        ============    ============    ===========
                        1997
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)......................    $  1,096,152    $    379,064    $    89,348
  Net realized gain distributions...................       6,045,040              --      1,460,138
  Net change in unrealized appreciation
     (depreciation).................................      21,418,187              --      3,371,385
                                                        ------------    ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS........................................      28,559,379         379,064      4,920,871
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS......................................      33,090,017        (464,346)     2,617,832
                                                        ------------    ------------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS.............      61,649,396         (85,282)     7,538,703
NET ASSETS AT JANUARY 1, 1997.......................     136,079,733       7,637,768     17,183,804
                                                        ------------    ------------    -----------
NET ASSETS AT DECEMBER 31, 1997.....................    $197,729,129    $  7,552,486    $24,722,507
                                                        ============    ============    ===========

---------------
(1) Commenced business 11/02/99
(2) Commenced business 11/02/99
(3) Commenced business 12/07/99

The accompanying notes are an integral part of these financial statements.

                                    F-I- 12

                           VARIABLE INSURANCE PRODUCTS FUND
    -------------------------------------------------------------------------------
      EQUITY
      INCOME       GROWTH        GROWTH     HIGH INCOME    OVERSEAS      OVERSEAS
    S-CLASS(1)     I-CLASS     S-CLASS(2)     I-CLASS       I-CLASS     S-CLASS(3)
    ----------   -----------   ----------   -----------   -----------   -----------
       $ --      $  (406,522)   $    (5)    $   723,390   $    88,196       $--
         --        5,202,111         --          29,639       365,064        --
          5       12,361,324        690        (141,192)    5,444,790         3
       ----      -----------    -------     -----------   -----------       ---
          5       17,156,913        685         611,837     5,898,050         3
        594        2,880,969     19,118      (1,595,898)   (2,386,280)       36
       ----      -----------    -------     -----------   -----------       ---
        599       20,037,882     19,803        (984,061)    3,511,770        39
         --       46,222,512         --       8,261,973    14,620,219        --
       ----      -----------    -------     -----------   -----------       ---
       $599      $66,260,394    $19,803     $ 7,277,912   $18,131,989       $39
       ====      ===========    =======     ===========   ===========       ===
       $ --      $  (186,137)   $    --     $   485,847   $   142,857       $--
         --        4,393,780         --         355,102       800,734        --
         --        8,556,162         --      (1,057,850)      959,668        --
       ----      -----------    -------     -----------   -----------       ---
         --       12,763,805         --        (216,901)    1,903,259        --
         --        1,105,036         --         353,039      (628,523)       --
       ----      -----------    -------     -----------   -----------       ---
         --       13,868,841         --         136,138     1,274,736        --
         --       32,353,671         --       8,125,835    13,345,483        --
       ----      -----------    -------     -----------   -----------       ---
       $ --      $46,222,512    $    --     $ 8,261,973   $14,620,219       $--
       ====      ===========    =======     ===========   ===========       ===
       $ --      $  (101,003)   $    --     $   391,373   $    67,921       $--
         --          792,600         --          56,407       727,004        --
         --        5,089,744         --         585,776       646,688        --
       ----      -----------    -------     -----------   -----------       ---
         --        5,781,341         --       1,033,556     1,441,613        --
         --          382,227         --         104,745     1,242,175        --
       ----      -----------    -------     -----------   -----------       ---
         --        6,163,568         --       1,138,301     2,683,788        --
         --       26,190,103         --       6,987,534    10,661,695        --
       ----      -----------    -------     -----------   -----------       ---
       $ --      $32,353,671    $    --     $ 8,125,835   $13,345,483       $--
       ====      ===========    =======     ===========   ===========       ===

                                    F-I- 13

                               SEPARATE ACCOUNT V
                      STATEMENTS OF CHANGES IN NET ASSETS
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                            VARIABLE INSURANCE PRODUCTS FUND II
                                                    ---------------------------------------------------
                                                       ASSET        ASSET      INVESTMENT
                                                      MANAGER      MANAGER     GRADE BOND   CONTRAFUND
                                                      I-CLASS     S-CLASS(1)    I-CLASS       I-CLASS
                                                    -----------   ----------   ----------   -----------
                       1999
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)....................  $   764,194      $ --      $  138,211   $   (79,873)
  Net realized gain distributions.................    1,335,786        --          55,850       504,989
  Net change in unrealized appreciation
     (depreciation)...............................      995,823         8        (290,852)    3,286,645
                                                    -----------      ----      ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    3,095,803         8         (96,791)    3,711,761
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS....................................   (1,888,691)      384        (571,758)    3,385,621
                                                    -----------      ----      ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........    1,207,112       392        (668,549)    7,097,382
NET ASSETS AT JANUARY 1, 1999.....................   31,833,018        --       4,447,972    13,739,056
                                                    -----------      ----      ----------   -----------
NET ASSETS AT DECEMBER 31, 1999...................  $33,040,130      $392      $3,779,423   $20,836,438
                                                    ===========      ====      ==========   ===========
                       1998
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)....................  $   610,912      $ --      $  106,889   $   (36,610)
  Net realized gain distributions.................    2,646,949        --          17,396       418,590
  Net change in unrealized appreciation
     (depreciation)...............................      637,938        --         179,497     2,407,939
                                                    -----------      ----      ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    3,895,799        --         303,782     2,789,919
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS....................................      353,744        --       1,166,836     3,190,211
                                                    -----------      ----      ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........    4,249,543        --       1,470,618     5,980,130
NET ASSETS AT JANUARY 1, 1998.....................   27,583,475        --       2,977,354     7,758,926
                                                    -----------      ----      ----------   -----------
NET ASSETS AT DECEMBER 31, 1998...................  $31,833,018      $ --      $4,447,972   $13,739,056
                                                    ===========      ====      ==========   ===========
                       1997
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS:
  Net investment income (loss)....................  $   549,952      $ --      $  112,422   $   (21,925)
  Net realized gain distributions.................    1,963,611        --              --        76,565
  Net change in unrealized appreciation
     (depreciation)...............................    1,992,988        --          89,590       991,738
                                                    -----------      ----      ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS.................................    4,506,551        --         202,012     1,046,378
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS....................................      614,816        --         422,976     3,787,942
                                                    -----------      ----      ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS...........    5,121,367        --         624,988     4,834,320
NET ASSETS AT JANUARY 1, 1997.....................   22,462,108        --       2,352,366     2,924,606
                                                    -----------      ----      ----------   -----------
NET ASSETS AT DECEMBER 31, 1997...................  $27,583,475      $ --      $2,977,354   $ 7,758,926
                                                    ===========      ====      ==========   ===========

---------------
(1) Commenced business 11/29/99
(2) Commenced business 11/29/99

The accompanying notes are an integral part of these financial statements.

                                    F-I- 14

       VARIABLE INSURANCE PRODUCTS FUND II                          ALGER AMERICAN FUND
    -----------------------------------------   ------------------------------------------------------------
                                ASSET MANAGER
    CONTRAFUND    INDEX 500        GROWTH           SMALL                        INCOME AND
    S-CLASS(2)     I-CLASS         I-CLASS      CAPITALIZATION      GROWTH         GROWTH      MIDCAP GROWTH
    ----------   ------------   -------------   --------------   ------------   ------------   -------------
      $   --     $     26,202    $   48,220      $   (167,614)   $   (164,493)  $    (42,823)  $    (91,219)
          --          136,418       133,643         2,786,842       2,534,821        426,544      1,862,002
         182        2,171,872       333,686           352,557       1,454,079        490,297       (948,010)
      ------     ------------    ----------      ------------    ------------   ------------   ------------
         182        2,334,492       515,549         2,971,785       3,824,407        874,018        822,773
       8,528      (22,163,611)      518,100       (25,232,993)    (27,172,870)    (7,875,584)   (12,108,131)
      ------     ------------    ----------      ------------    ------------   ------------   ------------
       8,710      (19,829,119)    1,033,649       (22,261,208)    (23,348,463)    (7,001,566)   (11,285,358)
          --       19,829,119     3,305,886        22,261,208      23,348,463      7,001,566     11,285,358
      ------     ------------    ----------      ------------    ------------   ------------   ------------
      $8,710     $         --    $4,339,535      $         --    $         --   $         --   $         --
      ======     ============    ==========      ============    ============   ============   ============
      $   --     $     (3,649)   $   24,441      $   (169,257)   $   (113,934)  $    (31,306)  $    (81,791)
          --          305,253       232,615         2,446,741       2,551,580        490,671        742,049
          --        3,342,102       175,258           623,620       4,267,982      1,071,043      1,766,399
      ------     ------------    ----------      ------------    ------------   ------------   ------------
          --        3,643,706       432,314         2,901,104       6,705,628      1,530,408      2,426,657
          --        5,349,378       582,288         1,708,481       3,802,750      1,281,319      1,308,265
      ------     ------------    ----------      ------------    ------------   ------------   ------------
          --        8,993,084     1,014,602         4,609,585      10,508,378      2,811,727      3,734,922
          --       10,836,035     2,291,284        17,651,623      12,840,085      4,189,839      7,550,436
      ------     ------------    ----------      ------------    ------------   ------------   ------------
      $   --     $ 19,829,119    $3,305,886      $ 22,261,208    $ 23,348,463   $  7,001,566   $ 11,285,358
      ======     ============    ==========      ============    ============   ============   ============
      $   --     $    (38,531)   $  (14,685)     $   (142,416)   $    (66,054)  $    (16,071)  $    (59,140)
          --           66,916         1,179           550,941          59,552        105,818         88,340
          --        1,946,609       322,064         1,210,960       2,142,136        755,171        768,190
      ------     ------------    ----------      ------------    ------------   ------------   ------------
          --        1,974,994       308,558         1,619,485       2,135,634        844,918        797,390
          --        6,930,829     1,426,686         1,904,475       2,704,106      1,369,132      1,117,517
      ------     ------------    ----------      ------------    ------------   ------------   ------------
          --        8,905,823     1,735,244         3,523,960       4,839,740      2,214,050      1,914,907
          --        1,930,212       556,040        14,127,663       8,000,345      1,975,789      5,635,529
      ------     ------------    ----------      ------------    ------------   ------------   ------------
      $   --     $ 10,836,035    $2,291,284      $ 17,651,623    $ 12,840,085   $  4,189,839   $  7,550,436
      ======     ============    ==========      ============    ============   ============   ============

                                    F-I- 15

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                      STATEMENTS OF CHANGES IN NET ASSETS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                  ALGER AMERICAN FUND       MFS VARIABLE INSURANCE TRUST
                                               -------------------------    ----------------------------
                                                                                                WORLD
                                                              LEVERAGED       EMERGING       GOVERNMENTS
                                                BALANCED       ALLCAP       GROWTH SERIES      SERIES
                                               ----------    -----------    -------------    -----------
                   1999
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss).............    $    5,779    $   (99,090)   $   (100,195)     $  17,489
  Net realized gain distributions..........       199,925        658,702              --             --
  Net change in unrealized appreciation
     (depreciation)........................       769,554      6,672,254       2,583,588        (32,288)
                                               ----------    -----------    ------------      ---------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS................       975,258      7,231,866       2,483,393        (14,799)
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS.............................     1,387,144      8,506,289     (14,698,847)      (138,861)
                                               ----------    -----------    ------------      ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS....     2,362,402     15,738,155     (12,215,454)      (153,660)
NET ASSETS AT JANUARY 1, 1999..............     2,725,989      5,545,268      12,215,454        562,066
                                               ----------    -----------    ------------      ---------
NET ASSETS AT DECEMBER 31, 1999............    $5,088,391    $21,283,423    $         --      $ 408,406
                                               ==========    ===========    ============      =========
                   1998
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss).............    $    7,785    $   (31,317)   $    (83,222)     $     433
  Net realized gain distributions..........       107,704        147,338          76,320             --
  Net change in unrealized appreciation
     (depreciation)........................       417,950      1,626,709       2,714,274         29,642
                                               ----------    -----------    ------------      ---------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS................       533,439      1,742,730       2,707,372         30,075
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS.............................       844,417      1,370,291       2,799,432        310,132
                                               ----------    -----------    ------------      ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS....     1,377,856      3,113,021       5,506,804        340,207
NET ASSETS AT JANUARY 1, 1998..............     1,348,133      2,432,247       6,708,650        221,859
                                               ----------    -----------    ------------      ---------
NET ASSETS AT DECEMBER 31, 1998............    $2,725,989    $ 5,545,268    $ 12,215,454      $ 562,066
                                               ==========    ===========    ============      =========
                   1997
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss).............    $    2,246    $   (17,451)   $    (44,359)     $   1,559
  Net realized gain distributions..........        16,729             --              --          1,603
  Net change in unrealized appreciation
     (depreciation)........................       162,920        298,847         937,800         (6,568)
                                               ----------    -----------    ------------      ---------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS................       181,895        281,396         893,441         (3,406)
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS.............................       253,322        962,301       3,250,610         41,843
                                               ----------    -----------    ------------      ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS....       435,217      1,243,697       4,144,051         38,437
NET ASSETS AT JANUARY 1, 1997..............       912,916      1,188,550       2,564,599        183,422
                                               ----------    -----------    ------------      ---------
NET ASSETS AT DECEMBER 31, 1997............    $1,348,133    $ 2,432,247    $  6,708,650      $ 221,859
                                               ==========    ===========    ============      =========

---------------
(1) Commenced business 04/08/97
(2) Commenced business 04/03/97
(3) Commenced business 11/12/99
(4) Commenced business 04/22/97
(5) Commenced business 04/08/97
(6) Commenced business 04/17/97

The accompanying notes are an integral part of these financial statements.

                                    F-I- 16

                                                                 MORGAN STANLEY DEAN WITTER
                MFS VARIABLE INSURANCE TRUST                       UNIVERSAL FUNDS, INC.
    -----------------------------------------------------   ------------------------------------
                              GROWTH WITH                                 EMERGING
    UTILITIES     RESEARCH      INCOME      NEW DISCOVERY     ASIAN       MARKETS       GLOBAL
      SERIES     SERIES(1)     SERIES(2)      SERIES(3)     EQUITY(4)    EQUITY(5)    EQUITY(6)
    ----------   ----------   -----------   -------------   ----------   ----------   ----------
    $    9,958   $  (17,361)  $   (13,010)    $    (37)     $      (40)  $  (10,020)  $   10,458
       230,507       34,817        14,706        1,661              --           --      119,961
       986,318      222,022        (9,958)       7,946         388,267      917,707      (47,308)
    ----------   ----------   -----------     --------      ----------   ----------   ----------
     1,226,783      239,478        (8,262)       9,570         388,227      907,687       83,111
     1,095,173   (3,213,305)   (3,524,676)     141,550         369,208      447,470      493,021
    ----------   ----------   -----------     --------      ----------   ----------   ----------
     2,321,956   (2,973,827)   (3,532,938)     151,120         757,435    1,355,157      576,132
     3,297,063    2,973,827     3,532,938           --         334,000      823,632    2,096,971
    ----------   ----------   -----------     --------      ----------   ----------   ----------
    $5,619,019   $       --   $        --     $151,120      $1,091,435   $2,178,789   $2,673,103
    ==========   ==========   ===========     ========      ==========   ==========   ==========
    $    3,498   $  (14,756)  $   (19,348)    $     --      $       45   $   (2,901)  $      748
       111,249       33,714            --           --              --           --       12,591
       262,317      383,697       490,661           --          (2,798)    (219,226)     143,561
    ----------   ----------   -----------     --------      ----------   ----------   ----------
       377,064      402,655       471,313           --          (2,753)    (222,127)     156,900
     1,222,669    1,600,841     1,428,853           --         149,362      308,380    1,088,835
    ----------   ----------   -----------     --------      ----------   ----------   ----------
     1,599,733    2,003,496     1,900,166           --         146,609       86,253    1,245,735
     1,697,330      970,331     1,632,772           --         187,391      737,379      851,236
    ----------   ----------   -----------     --------      ----------   ----------   ----------
    $3,297,063   $2,973,827   $ 3,532,938     $     --      $  334,000   $  823,632   $2,096,971
    ==========   ==========   ===========     ========      ==========   ==========   ==========
    $   (7,542)  $   (2,824)  $     3,983     $     --      $     (263)  $    1,461   $    3,239
            --           --        31,548           --              --       21,661       11,816
       255,610       18,241         3,513           --         (51,298)    (144,415)       2,150
    ----------   ----------   -----------     --------      ----------   ----------   ----------
       248,068       15,417        39,044           --         (51,561)    (121,293)      17,205
     1,057,600      954,914     1,593,728           --         238,952      858,672      834,031
    ----------   ----------   -----------     --------      ----------   ----------   ----------
     1,305,668      970,331     1,632,772           --         187,391      737,379      851,236
       391,662           --            --           --              --           --           --
    ----------   ----------   -----------     --------      ----------   ----------   ----------
    $1,697,330   $  970,331   $ 1,632,772     $     --      $  187,391   $  737,379   $  851,236
    ==========   ==========   ===========     ========      ==========   ==========   ==========

                                    F-I- 17

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                      STATEMENTS OF CHANGES IN NET ASSETS
             FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

                                                        MORGAN STANLEY
                                                          DEAN WITTER          CALVERT VARIABLE SERIES, INC.,
                                                     UNIVERSAL FUNDS, INC.           AMERITAS PORTFOLIOS
                                                   -------------------------   -------------------------------
                                                   INTERNATIONAL   U.S. REAL      EMERGING
                                                     MAGNUM(1)     ESTATE(2)     GROWTH(3)        GROWTH(4)
                                                   -------------   ---------   --------------   --------------
                      1999
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...................   $    2,170     $ 40,831     $   (29,906)     $   (48,680)
  Net realized gain distributions................        5,512           --              --               --
  Net change in unrealized appreciation
    (depreciation)...............................      307,353      (65,623)      7,429,373        4,889,022
                                                    ----------     --------     -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS................................      315,035      (24,792)      7,399,467        4,840,342
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS...................................      514,795       44,736      16,191,605       31,751,088
                                                    ----------     --------     -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS..........      829,830       19,944      23,591,072       36,591,430
NET ASSETS AT JANUARY 1, 1999....................      933,263      859,540              --               --
                                                    ----------     --------     -----------      -----------
NET ASSETS AT DECEMBER 31, 1999..................   $1,763,093     $879,484     $23,591,072      $36,591,430
                                                    ==========     ========     ===========      ===========
                      1998
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...................   $   (3,894)    $ 17,452     $        --      $        --
  Net realized gain distributions................        3,255        6,589              --               --
  Net change in unrealized appreciation
    (depreciation)...............................       39,545     (110,595)             --               --
                                                    ----------     --------     -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS................................       38,906      (86,554)             --               --
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS...................................      363,729      313,960              --               --
                                                    ----------     --------     -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS..........      402,635      227,406              --               --
NET ASSETS AT JANUARY 1, 1998....................      530,628      632,134              --               --
                                                    ----------     --------     -----------      -----------
NET ASSETS AT DECEMBER 31, 1998..................   $  933,263     $859,540     $        --      $        --
                                                    ==========     ========     ===========      ===========
                      1997
INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS:
  Net investment income (loss)...................   $   13,949     $  8,057     $        --      $        --
  Net realized gain distributions................        1,056       11,556              --               --
  Net change in unrealized appreciation
    (depreciation)...............................      (44,768)      19,091              --               --
                                                    ----------     --------     -----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS................................      (29,763)      38,704              --               --
NET INCREASE (DECREASE) FROM POLICYOWNER
  TRANSACTIONS...................................      560,391      593,430              --               --
                                                    ----------     --------     -----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS..........      530,628      632,134              --               --
NET ASSETS AT JANUARY 1, 1997....................           --           --              --               --
                                                    ----------     --------     -----------      -----------
NET ASSETS AT DECEMBER 31, 1997..................   $  530,628     $632,134     $        --      $        --
                                                    ==========     ========     ===========      ===========

---------------
 (1) Commenced business 04/07/97
 (2) Commenced business 04/28/97
 (3) Commenced business 10/29/99
 (4) Commenced business 10/29/99
 (5) Commenced business 10/29/99
 (6) Commenced business 10/29/99
 (7) Commenced business 10/29/99
 (8) Commenced business 10/29/99
 (9) Commenced business 10/28/99
(10) Commenced business 10/29/99
(11) Commenced business 10/29/99

The accompanying notes are an integral part of these financial statements.

                                    F-I- 18


                           CALVERT VARIABLE SERIES, INC., AMERITAS PORTFOLIOS                             DREYFUS
    -------------------------------------------------------------------------------------------------   -----------
    GROWTH WITH   INCOME AND                     MIDCAP         MONEY                        SMALL
     INCOME(5)     GROWTH(6)    INDEX 500(7)    GROWTH(8)     MARKET(9)    RESEARCH(10)     CAP(11)     STOCK INDEX
    -----------   -----------   ------------   -----------   -----------   ------------   -----------   -----------
    $   (3,538)   $   (16,266)  $       921    $   (23,079)  $   125,276    $   (6,148)   $   (45,011)  $        --
            --        330,344            --        358,344            --        48,862        249,625            --
       169,338      2,280,729     2,194,432      2,535,359            --       526,653      6,980,645            --
    ----------    -----------   -----------    -----------   -----------    ----------    -----------   -----------
       165,800      2,594,807     2,195,353      2,870,624       125,276       569,367      7,185,259            --
     3,684,470      9,002,843    28,209,499     13,052,418    18,562,924     3,742,028     24,893,915            --
    ----------    -----------   -----------    -----------   -----------    ----------    -----------   -----------
     3,850,270     11,597,650    30,404,852     15,923,042    18,688,200     4,311,395     32,079,174            --
            --             --            --             --            --            --             --            --
    ----------    -----------   -----------    -----------   -----------    ----------    -----------   -----------
    $3,850,270    $11,597,650   $30,404,852    $15,923,042   $18,688,200    $4,311,395    $32,079,174   $        --
    ==========    ===========   ===========    ===========   ===========    ==========    ===========   ===========
    $       --    $        --   $        --    $        --   $        --    $       --    $        --   $        --
            --             --            --             --            --            --             --            --
            --             --            --             --            --            --             --            --
    ----------    -----------   -----------    -----------   -----------    ----------    -----------   -----------
            --             --            --             --            --            --             --            --
            --             --            --             --            --            --             --            --
    ----------    -----------   -----------    -----------   -----------    ----------    -----------   -----------
            --             --            --             --            --            --             --            --
            --             --            --             --            --            --             --            --
    ----------    -----------   -----------    -----------   -----------    ----------    -----------   -----------
    $       --    $        --   $        --    $        --   $        --    $       --    $        --   $        --
    ==========    ===========   ===========    ===========   ===========    ==========    ===========   ===========
    $       --    $        --   $        --    $        --   $        --    $       --    $        --   $     3,842
            --             --            --             --            --            --             --            --
            --             --            --             --            --            --             --        54,025
    ----------    -----------   -----------    -----------   -----------    ----------    -----------   -----------
            --             --            --             --            --            --             --        57,867
            --             --            --             --            --            --             --    (2,270,889)
    ----------    -----------   -----------    -----------   -----------    ----------    -----------   -----------
            --             --            --             --            --            --             --    (2,213,022)
            --             --            --             --            --            --             --     2,213,022
    ----------    -----------   -----------    -----------   -----------    ----------    -----------   -----------
    $       --    $        --   $        --    $        --   $        --    $       --    $        --   $        --
    ==========    ===========   ===========    ===========   ===========    ==========    ===========   ===========

                                    F-I- 19

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company Separate Account V (the Account) was established on August 28, 1985, under Nebraska law by Ameritas Variable Life Insurance Company (AVLIC), a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by Ameritas Life Insurance Corp. (ALIC) and 34% owned by AmerUs Life Insurance Company (AmerUs). The assets of the Account are segregated from AVLIC's other assets and are used only to support variable life products issued by AVLIC.

The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. At December 31, 1999, there are thirty-two subaccounts within the Account. Seven of the subaccounts invest only in a corresponding Portfolio of Variable Insurance Products Fund and six invest only in a corresponding Portfolio of Variable Insurance Products Fund II. Both funds are diversified open-end management investment companies and are managed by Fidelity Management and Research Company (Fidelity). Two of the subaccounts invest only in a corresponding Portfolio of Alger American Fund which is a diversified open-end management investment company managed by Fred Alger Management, Inc. (Alger Management). Three of the subaccounts invest only in a corresponding Portfolio of MFS Variable Insurance Trust which is a diversified open-end management investment company managed by Massachusetts Financial Services Company (MFS Co.). Five of the subaccounts invest only in a corresponding Portfolio of Morgan Stanley Dean Witter Universal Funds, Inc. which is a diversified open-end management investment company managed by Morgan Stanley Dean Witter Investment Management Inc. Nine of the subaccounts invest only in a corresponding Portfolio of Calvert Variable Series, Inc. Ameritas Portfolios (Ameritas Portfolio) which is a diversified open-end management investment company managed by Ameritas Investment Corp. (see Note 3). Each Portfolio pays the manager a monthly fee for managing its investments and business affairs. The assets of the Account are carried at the net asset value of the underlying Portfolios of the fund.

Pursuant to an order of the SEC allowing for the substitution, all policyowner funds invested in a Portfolio of Fidelity Money Market were transferred to the Money Market subaccount of the Ameritas Portfolio as of October 28, 1999. Also, as of October 29, 1999 pursuant to an order of the SEC allowing for the substitution, all policyowner funds invested in a Portfolio of Fidelity Index 500 I-Class were transferred to the Index 500 subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management Growth were transferred to the Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management Income and Growth were transferred to the Income and Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management Small Capitalization Fund were transferred to the Small Cap subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of Alger Management MidCap Growth were transferred to the MidCap Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of MFS Co. Emerging Growth Series were transferred to the Emerging Growth subaccount of the Ameritas Portfolio; all policyowner funds invested in a Portfolio of MFS Co. Research Series was transferred to the Research subaccount of the Ameritas Portfolio; and all policyowner funds invested in a Portfolio of MFS Co. Growth with Income Series were transferred to the Growth with Income subaccount of the Ameritas Portfolio.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                    F-I- 20

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND ACCOUNTING POLICIES -- (CONTINUED)
VALUATION OF INVESTMENTS

The assets of the Account are carried at the net asset value of the underlying Portfolios. The value of the policyowners' units corresponds to the Account's investment in the underlying subaccounts. The availability of investment portfolio and subaccount options may vary between products. Share transactions and security transactions are accounted for on a trade date basis.

FEDERAL AND STATE TAXES

The operations of the Account are included in the federal income tax return of AVLIC, which is taxed as a life insurance company under the Internal Revenue Code. AVLIC has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, AVLIC does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

2. POLICYOWNER CHARGES

AVLIC charges the Account for mortality and expense risks assumed. A daily charge is made on the average daily value of the net assets representing equity of policyowners held in each subaccount per each product's current policy provisions. Additional charges are made at intervals and in amounts per each product's current policy provisions. These charges are prorated against the balance in each investment option of the policyowner, including the Fixed Account option which is not reflected in this separate account.

3. RELATED PARTIES

During October 1999, AVLIC established a variable insurance trust (VIT) which contains the Ameritas Portfolios. The Ameritas Portfolios are managed by Ameritas Investment Corp., an affiliate of AVLIC. During the year ended December 31, 1999, the Account incurred advisory fees of approximately $119,000, payable to Ameritas Investment Corp. Other affiliates of AVLIC also provided sub-advisory and administrative services to the Ameritas Portfolios during 1999 of approximately $25,000.

                                    F-I- 21

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

4. SHARES OWNED

     The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                                      VARIABLE INSURANCE PRODUCTS FUND
                               ------------------------------------------------------------------------------
                                    MONEY             EQUITY          EQUITY
                                    MARKET            INCOME          INCOME         GROWTH          GROWTH
                                   I-CLASS            I-CLASS       S-CLASS(1)       I-CLASS       S-CLASS(2)
                               ----------------    -------------    ----------    -------------    ----------
Shares owned at
  January 1, 1999..........      11,105,124.310    1,160,172.618          --      1,030,142.884          --
Shares acquired............      99,920,927.670      476,446.645      23.847        680,116.041     362.428
Shares disposed of.........    (111,026,051.980)    (436,567.212)     (0.499)      (503,989.261)     (1.055)
                               ----------------    -------------      ------      -------------     -------
Shares owned at
  December 31, 1999........                  --    1,200,052.051      23.348      1,206,269.664     361.373
                               ================    =============      ======      =============     =======
Shares owned at
  January 1, 1998..........       7,552,485.910    1,018,225.148          --        872,066.612          --
Shares acquired............      96,112,872.130      590,346.286          --        801,025.403          --
Shares disposed of.........     (92,560,233.730)    (448,398.816)         --       (642,949.131)         --
                               ----------------    -------------      ------      -------------     -------
Shares owned at
  December 31, 1998........      11,105,124.310    1,160,172.618          --      1,030,142.884          --
                               ================    =============      ======      =============     =======
Shares owned at
  January 1, 1997..........       7,637,767.850      817,109.096          --        841,043.772          --
Shares acquired............      57,423,437.350      511,389.228          --        339,254.481          --
Shares disposed of.........     (57,508,719.290)    (310,273.176)         --       (308,231.641)         --
                               ----------------    -------------      ------      -------------     -------
Shares owned at
  December 31, 1997........       7,552,485.910    1,018,225.148          --        872,066.612          --
                               ================    =============      ======      =============     =======

---------------
(1) Commenced business 11/02/99
(2) Commenced business 11/02/99
(3) Commenced business 12/07/99
(4) Commenced business 11/29/99

                                    F-I- 22

          VARIABLE INSURANCE PRODUCTS FUND                   VARIABLE INSURANCE PRODUCTS FUND II
    --------------------------------------------   --------------------------------------------------------
                                                       ASSET         ASSET       INVESTMENT
     HIGH INCOME        OVERSEAS       OVERSEAS       MANAGER       MANAGER      GRADE BOND     CONTRAFUND
       I-CLASS          I-CLASS       S-CLASS(3)      I-CLASS      S-CLASS(4)     I-CLASS        I-CLASS
    --------------   --------------   ----------   -------------   ----------   ------------   ------------
       716,563.299      729,187.972         --     1,752,919.543         --      343,207.716    562,154.419
     2,358,341.689    2,163,832.620      1.699       488,206.777     22.633      352,083.082    441,475.107
    (2,431,411.348)  (2,232,233.871)    (0.285)     (471,435.332)    (1.564)    (384,482.941)  (288,828.985)
    --------------   --------------     ------     -------------     ------     ------------   ------------
       643,493.640      660,786.721      1.414     1,769,690.988     21.069      310,807.857    714,800.541
    ==============   ==============     ======     =============     ======     ============   ============
       598,367.840      695,077.235         --     1,531,564.418         --      237,050.443    389,113.666
     2,095,006.665    2,333,977.875         --       678,058.443         --      639,413.242    496,047.058
    (1,976,811.206)  (2,299,867.138)        --      (456,703.318)        --     (533,255.969)  (323,006.305)
    --------------   --------------     ------     -------------     ------     ------------   ------------
       716,563.299      729,187.972         --     1,752,919.543         --      343,207.716    562,154.419
    ==============   ==============     ======     =============     ======     ============   ============
       558,109.727      565,907.403         --     1,326,763.623         --      192,186.776    176,606.628
     1,118,068.428    1,175,596.501         --       598,138.814         --      120,594.995    358,431.197
    (1,077,810.315)  (1,046,426.669)        --      (393,338.019)        --      (75,731.328)  (145,924.159)
    --------------   --------------     ------     -------------     ------     ------------   ------------
       598,367.840      695,077.235         --     1,531,564.418         --      237,050.443    389,113.666
    ==============   ==============     ======     =============     ======     ============   ============

                                    F-I- 23

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                         NOTES TO FINANCIAL STATEMENTS

4. SHARES OWNED -- (CONTINUED)

The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                     VARIABLE INSURANCE PRODUCTS FUND II            ALGER AMERICAN FUND
                                  ------------------------------------------   -----------------------------
                                                               ASSET MANAGER
                                  CONTRAFUND     INDEX 500        GROWTH           SMALL
                                  S-CLASS (1)     I-CLASS         I-CLASS      CAPITALIZATION      GROWTH
                                  -----------   ------------   -------------   --------------   ------------
Shares owned at January 1,
  1999..........................                 140,383.148    194,121.333      506,281.724     438,715.956
Shares acquired.................    300.373      106,248.904    130,128.414      484,219.127     314,912.653
Shares disposed of..............     (1.044)    (246,632.052)   (88,148.887)    (990,500.851)   (753,628.609)
                                    -------     ------------    -----------     ------------    ------------
Shares owned at December 31,
  1999..........................    299.329               --    236,100.860               --              --
                                    =======     ============    ===========     ============    ============

Shares owned at January 1,
  1998..........................         --       94,728.864    140,054.018      403,465.664     300,282.630
Shares acquired.................         --      128,107.356    152,783.138      441,926.395     397,157.183
Shares disposed of..............         --      (82,453.072)   (98,715.823)    (339,110.335)   (258,723.857)
                                    -------     ------------    -----------     ------------    ------------
Shares owned at December 31,
  1998..........................         --      140,383.148    194,121.333      506,281.724     438,715.956
                                    =======     ============    ===========     ============    ============

Shares owned at January 1,
  1997..........................         --       21,656.138     42,445.800      345,335.196     233,042.387
Shares acquired.................         --      129,171.432    137,282.584      311,521.638     204,589.158
Shares disposed of..............         --      (56,098.706)   (39,674.366)    (253,391.170)   (137,348.915)
                                    -------     ------------    -----------     ------------    ------------
Shares owned at December 31,
  1997..........................         --       94,728.864    140,054.018      403,465.664     300,282.630
                                    =======     ============    ===========     ============    ============

---------------
(1) Commenced business 11/29/99

                                    F-I- 24

                       ALGER AMERICAN FUND                               MFS VARIABLE INSURANCE TRUST
    ---------------------------------------------------------   ----------------------------------------------
                                                                                   WORLD
     INCOME AND       MIDCAP                      LEVERAGED       EMERGING      GOVERNMENTS
       GROWTH         GROWTH        BALANCED        ALLCAP      GROWTH SERIES     SERIES      UTILITIES SERIES
    ------------   ------------   ------------   ------------   -------------   -----------   ----------------
     533,655.926    390,902.572    210,014.615    158,890.232    568,954.541     51,660.465      166,350.240
     399,442.614    295,894.469    243,382.099    408,802.915    361,380.381     81,155.171      187,829.047
    (933,098.540)  (686,797.041)  (126,589.275)  (200,547.668)  (930,334.922)   (92,097.188)    (121,603.997)
    ------------   ------------   ------------   ------------   ------------    -----------     ------------
              --             --    326,807.439    367,145.479             --     40,718.448      232,575.290
    ============   ============   ============   ============   ============    ===========     ============

     381,241.041    312,259.570    125,291.131    104,973.976    415,653.648     21,729.618       94,348.503
     471,468.634    272,665.784    179,874.177    159,683.710    513,918.012     88,429.719      186,751.323
    (319,053.749)  (194,022.782)   (95,150.693)  (105,767.454)  (360,617.119)   (58,498.872)    (114,749.586)
    ------------   ------------   ------------   ------------   ------------    -----------     ------------
     533,655.926    390,902.572    210,014.615    158,890.232    568,954.541     51,660.465      166,350.240
    ============   ============   ============   ============   ============    ===========     ============

     234,654.249    263,959.188     98,800.487     61,392.043    193,700.823     17,336.705       28,672.191
     389,297.914    245,052.311     64,650.229    108,499.936    457,734.629     37,542.368      107,581.620
    (242,711.122)  (196,751.929)   (38,159.585)   (64,918.003)  (235,781.804)   (33,149.455)     (41,905.308)
    ------------   ------------   ------------   ------------   ------------    -----------     ------------
     381,241.041    312,259.570    125,291.131    104,973.976    415,653.648     21,729.618       94,348.503
    ============   ============   ============   ============   ============    ===========     ============

                                    F-I- 25

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                               SEPARATE ACCOUNT V
                         NOTES TO FINANCIAL STATEMENTS

4. SHARES OWNED -- (CONTINUED)

The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                                                             MORGAN STANLEY DEAN WITTER
                                      MFS VARIABLE INSURANCE TRUST              UNIVERSAL FUNDS, INC.
                               -------------------------------------------   ---------------------------
                                              GROWTH WITH                                     EMERGING
                                 RESEARCH        INCOME      NEW DISCOVERY      ASIAN         MARKETS
                                SERIES(1)      SERIES(2)       SERIES(3)      EQUITY(4)      EQUITY(5)
                               ------------   ------------   -------------   ------------   ------------
Shares owned at January 1,
  1999.......................   156,106.437    175,680.697            --       63,862.444    115,841.118
Shares acquired..............   142,872.200    196,382.213     8,892.132      254,668.590    271,873.580
Shares disposed of...........  (298,978.637)  (372,062.910)     (141.730)    (201,675.000)  (230,287.894)
                               ------------   ------------     ---------     ------------   ------------
Shares owned at December 31,
  1999.......................            --             --     8,750.402      116,856.034    157,426.804
                               ============   ============     =========     ============   ============

Shares owned at January 1,
  1998.......................    61,452.261     99,317.062            --       33,225.337     78,194.995
Shares acquired..............   173,038.858    226,820.471            --       99,976.563    334,441.671
Shares disposed of...........   (78,384.682)  (150,456.836)           --      (69,339.456)  (296,795.548)
                               ------------   ------------     ---------     ------------   ------------
Shares owned at December 31,
  1998.......................   156,106.437    175,680.697            --       63,862.444    115,841.118
                               ============   ============     =========     ============   ============

Shares owned at January 1,
  1997.......................            --             --            --               --             --
Shares acquired..............    72,826.540    110,180.302            --       51,430.390    140,386.479
Shares disposed of...........   (11,374.279)   (10,863.240)           --      (18,205.053)   (62,191.484)
                               ------------   ------------     ---------     ------------   ------------
Shares owned at December 31,
  1997.......................    61,452.261     99,317.062            --       33,225.337     78,194.995
                               ============   ============     =========     ============   ============

---------------
 (1) Commenced business 04/08/97
 (2) Commenced business 04/03/97
 (3) Commenced business 11/12/99
 (4) Commenced business 04/22/97
 (5) Commenced business 04/08/97
 (6) Commenced business 04/17/97
 (7) Commenced business 04/07/97
 (8) Commenced business 04/28/97
 (9) Commenced business 10/29/99
(10) Commenced business 10/29/99
(11) Commenced business 10/29/99

                                    F-I- 26

            MORGAN STANLEY DEAN WITTER                CALVERT VARIABLE SERIES, INC.,
               UNIVERSAL FUNDS, INC.                        AMERITAS PORTFOLIOS
    -------------------------------------------   ---------------------------------------
       GLOBAL      INTERNATIONAL    U.S. REAL      EMERGING                   GROWTH WITH
     EQUITY(6)       MAGNUM(7)      ESTATE(8)      GROWTH(9)    GROWTH(10)    INCOME(11)
    ------------   -------------   ------------   -----------   -----------   -----------
     159,586.755     83,104.465      87,708.290            --            --            --
     180,054.175    156,678.468      86,347.339   681,160.044   618,142.153   201,328.796
    (132,101.862)  (112,850.371)    (77,515.104)  (58,046.684)  (53,720.895)  (19,454.872)
    ------------   ------------    ------------   -----------   -----------   -----------
     207,539.068    126,932.562      96,540.525   623,113.360   564,421.258   181,873.924
    ============   ============    ============   ===========   ===========   ===========

      72,507.289     51,120.253      55,401.749            --            --            --
     172,405.252    120,740.453     136,182.392            --            --            --
     (85,325.786)   (88,756.241)   (103,875.851)           --            --            --
    ------------   ------------    ------------   -----------   -----------   -----------
     159,586.755     83,104.465      87,708.290            --            --            --
    ============   ============    ============   ===========   ===========   ===========

              --             --              --            --            --            --
      93,896.403     77,530.448      97,640.967            --            --            --
     (21,389.114)   (26,410.195)    (42,239.218)           --            --            --
    ------------   ------------    ------------   -----------   -----------   -----------
      72,507.289     51,120.253      55,401.749            --            --            --
    ============   ============    ============   ===========   ===========   ===========

                                    F-I- 27

                      AMERITAS VARIABLE INSURANCE COMPANY
                               SEPARATE ACCOUNT V
                         NOTES TO FINANCIAL STATEMENTS

4. SHARES OWNED -- (CONTINUED)

The Account invests in shares of mutual funds. Share activity and total shares were as follows:

                                                          CALVERT VARIABLE SERIES, INC.,
                                                                AMERITAS PORTFOLIOS
                                           -------------------------------------------------------------
                                           INCOME AND                       MIDCAP
                                            GROWTH(1)     INDEX 500(2)     GROWTH(3)     MONEY MARKET(4)
                                           -----------    ------------    -----------    ---------------
Shares owned at January 1, 1999........             --             --              --                 --
Shares acquired........................    739,847.832    199,984.145     547,305.396     38,484,753.390
Shares disposed of.....................    (71,395.348)   (18,245.635)    (41,811.990)   (19,796,552.910)
                                           -----------    -----------     -----------    ---------------
Shares owned at December 31, 1999......    668,452.484    181,738.510     505,493.406     18,688,200.480
                                           ===========    ===========     ===========    ===============

Shares owned at January 1, 1998........             --             --              --                 --
Shares acquired........................             --             --              --                 --
Shares disposed of.....................             --             --              --                 --
                                           -----------    -----------     -----------    ---------------
Shares owned at December 31, 1998......             --             --              --                 --
                                           ===========    ===========     ===========    ===============

Shares owned at January 1, 1997........             --             --              --                 --
Shares acquired........................             --             --              --                 --
Shares disposed of.....................             --             --              --                 --
                                           -----------    -----------     -----------    ---------------
Shares owned at December 31, 1997......             --             --              --                 --
                                           ===========    ===========     ===========    ===============

---------------
(1) Commenced business 10/29/99
(2) Commenced business 10/29/99
(3) Commenced business 10/29/99
(4) Commenced business 10/28/99
(5) Commenced business 10/29/99
(6) Commenced business 10/29/99

                                    F-I- 28

    CALVERT VARIABLE SERIES, INC.,
         AMERITAS PORTFOLIOS              DREYFUS
    ------------------------------      ------------
    RESEARCH(5)       SMALL CAP(6)      STOCK INDEX
    ------------      ------------      ------------
             --                --                 --
    214,317.878       633,188.695                 --
    (26,784.346)      (64,610.644)                --
    -----------       -----------       ------------
    187,533.532       568,578.051                 --
    ===========       ===========       ============

             --                --                 --
             --                --                 --
             --                --                 --
    -----------       -----------       ------------
             --                --                 --
    ===========       ===========       ============

             --                --        109,123.387
             --                --          2,530.208
             --                --       (111,653.595)
    -----------       -----------       ------------
             --                --                 --
    ===========       ===========       ============

                                    F-I- 29

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ameritas Variable Life Insurance Company
Lincoln, Nebraska

We have audited the accompanying balance sheets of Ameritas Variable Life Insurance Company (a wholly owned subsidiary of AMAL Corporation) as of December 31, 1999 and 1998, and the related statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Variable Life Insurance Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Lincoln, Nebraska
February 5, 2000

                                    F-II- 1

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      DECEMBER 31
                                                                ------------------------
                                                                   1999          1998
                                                                ----------    ----------
ASSETS
Investments:
  Fixed maturity securities, available for sale (amortized
     cost $129,567 -- 12/99 and $146,650 -- 12/98)..........    $  124,734    $  150,462
  Equity securities, available for sale (amortized cost
     $2,031 -- 12/99 and $2,031 -- 12/98)...................         1,705         2,020
  Mortgage loans on real estate.............................         1,392            --
  Loans on insurance policies...............................        16,499        10,949
  Other invested assets.....................................            --        10,020
                                                                ----------    ----------
          Total investments.................................       144,330       173,451
Cash and cash equivalents...................................        11,970        12,011
Accrued investment income...................................         2,442         2,425
Reinsurance receivable-affiliate............................        35,921            --
Reinsurance recoverable-affiliates..........................           153           455
Prepaid reinsurance premium-affiliates......................         2,537         2,380
Deferred policy acquisition costs...........................       152,297       121,236
Other.......................................................         2,840         1,695
Separate Accounts...........................................     2,394,445     1,709,448
                                                                ----------    ----------
                                                                $2,746,935    $2,023,101
                                                                ==========    ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Policy and contract reserves..............................    $    2,185    $    1,681
  Policy and contract claims................................           755           625
  Accumulated contract values...............................       240,050       213,874
  Unearned policy charges...................................         2,030         1,814
  Unearned reinsurance ceded allowance......................         3,942         3,596
  Federal income taxes--
     Current................................................         2,922         2,941
     Deferred...............................................         6,725         8,348
  Accounts payable -- affiliates............................         7,285         3,364
  Other.....................................................         6,639         4,722
  Separate Accounts.........................................     2,394,445     1,709,448
                                                                ----------    ----------
          Total Liabilities.................................     2,666,978     1,950,413
                                                                ----------    ----------
STOCKHOLDER'S EQUITY:
  Common stock, par value $100 per share; authorized 50,000
     shares, issued and outstanding 40,000 shares...........         4,000         4,000
  Additional paid-in capital................................        42,870        40,370
  Retained earnings.........................................        34,032        27,434
  Accumulated other comprehensive income....................          (945)          884
                                                                ----------    ----------
          Total Stockholder's Equity........................        79,957        72,688
                                                                ----------    ----------
                                                                $2,746,935    $2,023,101
                                                                ==========    ==========

The accompanying notes are an integral part of these financial statements.

                                    F-II- 2

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1999       1998       1997
                                                                -------    -------    -------
INCOME:
Insurance revenues:
  Contract charges..........................................    $51,794    $42,775    $33,717
  Premium-reinsurance ceded.................................     (8,683)    (7,836)    (6,840)
  Reinsurance ceded allowance...............................      3,594      3,169      2,752
Investment revenues:
  Investment income, net....................................     13,970     14,052      8,277
  Realized gains (losses), net..............................     (1,786)        79        368
Other.......................................................      3,016      2,269        980
                                                                -------    -------    -------
                                                                 61,905     54,508     39,254
                                                                -------    -------    -------
BENEFITS AND EXPENSES:
Policy benefits:
  Death benefits............................................      2,805      2,200      1,356
  Interest credited.........................................     12,512     13,400      7,258
  Increase in policy and contract reserves..................        504        740        192
  Other.....................................................        190        222         92
Sales and operating expenses................................     22,277     15,980     11,641
Amortization of deferred policy acquisition costs...........     12,760     11,847      9,584
                                                                -------    -------    -------
                                                                 51,048     44,389     30,123
                                                                -------    -------    -------
INCOME BEFORE FEDERAL INCOME TAXES..........................     10,857     10,119      9,131
                                                                -------    -------    -------
Income taxes -- current.....................................      4,898      4,000      4,305
Income taxes -- deferred....................................       (639)    (1,135)      (844)
                                                                -------    -------    -------
       Total income taxes...................................      4,259      2,865      3,461
                                                                -------    -------    -------
NET INCOME..................................................    $ 6,598    $ 7,254    $ 5,670
                                                                =======    =======    =======

The accompanying notes are an integral part of these financial statements.

                                    F-II- 3

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                                --------------------------
                                                                 1999      1998      1997
                                                                ------    ------    ------
Net income..................................................    $6,598    $7,254    $5,670
Other comprehensive income, net of tax:
  Unrealized gains (losses) on securities:
     Unrealized holding gains (losses) arising during period
      (net of deferred tax of ($1,610), $185 and $378 for
      1999, 1998 and 1997 respectively).....................    (2,990)      343       702
     Reclassification adjustment for (gains) losses included
      in net income (net of deferred tax of $625, ($28) and
      ($129) for 1999, 1998 and 1997 respectively)..........     1,161       (51)     (239)
                                                                ------    ------    ------
  Other comprehensive income (loss).........................    (1,829)      292       463
                                                                ------    ------    ------
Comprehensive income........................................    $4,769    $7,546    $6,133
                                                                ======    ======    ======

The accompanying notes are an integral part of these financial statements.

                                    F-II- 4

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                         (IN THOUSANDS, EXCEPT SHARES)

                                                                                            ACCUMULATED
                                               COMMON STOCK      ADDITIONAL                    OTHER
                                             ----------------     PAID-IN      RETAINED    COMPREHENSIVE
                                             SHARES    AMOUNT     CAPITAL      EARNINGS       INCOME         TOTAL
                                             ------    ------    ----------    --------    -------------     -----
BALANCE, January 1, 1997.................    40,000    $4,000     $40,370      $14,510        $   129       $59,009
  Net unrealized investment gain, net....       --        --           --           --            463           463
  Net income.............................       --        --           --        5,670             --         5,670
                                             ------    ------     -------      -------        -------       -------
BALANCE, December 31, 1997...............    40,000    4,000       40,370       20,180            592        65,142
  Net unrealized investment gain, net....       --        --           --           --            292           292
  Net income.............................       --        --           --        7,254             --         7,254
                                             ------    ------     -------      -------        -------       -------
BALANCE, December 31, 1998...............    40,000    4,000       40,370       27,434            884        72,688
  Net unrealized investment loss, net....       --        --           --           --         (1,829)       (1,829)
  Capital contribution...................       --        --        2,500           --             --         2,500
  Net income.............................       --        --           --        6,598             --         6,598
                                             ------    ------     -------      -------        -------       -------
BALANCE, December 31, 1999...............    40,000    $4,000     $42,870      $34,032        $  (945)      $79,957
                                             ======    ======     =======      =======        =======       =======

The accompanying notes are an integral part of these financial statements.

                                    F-II- 5

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEARS ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1999        1998        1997
                                                                --------    --------    --------
OPERATING ACTIVITIES
Net Income..................................................    $  6,598    $  7,254    $  5,670
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Amortization of deferred policy acquisition costs.........      12,760      11,847       9,584
  Policy acquisition costs deferred.........................     (39,491)    (34,820)    (30,642)
  Interest credited to contract values......................      12,512      13,400       7,258
  Amortization of discounts or premiums.....................          67         (28)        (40)
  Net gains on other invested assets........................      (2,830)     (3,732)       (631)
  Net realized (gains) losses on investment transactions....       1,786         (79)       (368)
  Deferred income taxes.....................................        (639)     (1,135)       (844)
  Change in assets and liabilities:
     Accrued investment income..............................         (17)       (624)       (705)
     Reinsurance recoverable-affiliates.....................         302          59        (505)
     Prepaid reinsurance premium-affiliates.................        (157)        (82)       (142)
     Other assets...........................................      (1,145)     (1,496)        284
     Policy and contract reserves...........................         504         740         192
     Policy and contract claims.............................         130        (300)        819
     Unearned policy charges................................         216         316         255
     Federal income tax payable-current.....................         (19)      1,475         591
     Unearned reinsurance ceded allowance...................         346         328         129
     Other liabilities......................................       5,838      (2,114)      2,172
                                                                --------    --------    --------
  Net cash from operating activities........................      (3,239)     (8,991)     (6,923)
                                                                --------    --------    --------
INVESTING ACTIVITIES
Purchase of fixed maturity securities available for sale....     (48,474)    (70,904)    (92,291)
Purchase of equity securities available for sale............          --          --      (4,311)
Purchase of mortgage loans on real estate...................      (1,400)         --
Purchase of other invested assets...........................      (1,252)     (7,760)     (1,611)
Proceeds from maturities or repayment of fixed maturity
  securities available for sale.............................      11,242      15,289      25,168
Proceeds from sales of fixed maturity securities available
  for sale..................................................       7,762      22,282      16,419
Proceeds from the sale of equity securities available for
  sale......................................................          --       1,979         252
Proceeds from the sale of other invested assets.............       1,162       3,678          35
Net change in loans on insurance policies...................      (5,550)     (3,467)     (3,173)
                                                                --------    --------    --------
  Net cash from investing activities........................     (36,510)    (38,903)    (59,512)
                                                                --------    --------    --------
FINANCING ACTIVITIES
Capital contribution........................................       2,500          --          --
Net change in accumulated contract values...................      37,208      46,194      69,462
                                                                --------    --------    --------
  Net cash from financing activities........................      39,708      46,194      69,462
                                                                --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............         (41)     (1,700)      3,027
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      12,011      13,711      10,684
                                                                --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................    $ 11,970    $ 12,011    $ 13,711
                                                                ========    ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes..................................    $  4,917    $  2,525    $  3,714

The accompanying notes are an integral part of these financial statements.

                                    F-II- 6

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ameritas Variable Life Insurance Company (the Company), a stock life insurance company domiciled in the State of Nebraska, is a wholly-owned subsidiary of AMAL Corporation, a holding company 66% owned by Ameritas Life Insurance Corp. (ALIC) and 34% owned by AmerUs Life Insurance Company (AmerUs). The Company began issuing variable life insurance and variable annuity policies in 1987, fixed premium annuities in 1996 and equity indexed annuities in 1997. The variable life, variable annuity, fixed premium annuity and equity indexed annuity policies are not participating with respect to dividends.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal accounting and reporting practices followed are:

INVESTMENTS

The Company classifies its securities into categories based upon the Company's intent relative to the eventual disposition of the securities. The first category, held to maturity securities, is comprised of fixed maturity securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost. The second category, available for sale securities, may be sold to address the liquidity and other needs of the Company. Securities classified as available for sale are carried at fair value on the balance sheet with unrealized gains and losses excluded from operations and reported as a separate component of stockholder's equity, net of related deferred acquisition costs and income tax effects. The third category, trading securities, is for debt and equity securities acquired for the purpose of selling them in the near term. The Company has classified all of its securities as available for sale. Realized investment gains and losses on sales of securities are determined on the specific identification method.

Other Invested Assets consist of exchange and privately traded options tied to the Standard and Poor's Index and are valued at fair value with changes in the fair value of these investments and realized gains on these investments included in net investment income.

The Company records write-offs or allowances for its investments based upon an evaluation of specific problem investments. The Company reviews, on a continual basis, all invested assets to identify investments where the Company may have credit concerns. Investments with credit concerns include those the Company has identified as experiencing a deterioration in financial condition. The Company has no write-offs or allowances recorded as of December 31, 1999, 1998 and 1997.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities purchased with remaining maturity of less than three months to be cash equivalents.

                                    F-II- 7

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)
SEPARATE ACCOUNTS

The Company operates separate accounts on which the earnings or losses accrue exclusively to contractholders. The assets (mutual fund investments) and liabilities of each account are clearly identifiable and distinguishable from other assets and liabilities of the Company. Assets are reported at fair value.

PREMIUM REVENUE AND BENEFITS TO POLICYOWNERS

RECOGNITION OF UNIVERSAL LIFE-TYPE CONTRACTS REVENUE AND BENEFITS TO
POLICYOWNERS
Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyowner, premiums paid by the policyowner or interest accrued to policyowners balances. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for universal life-type policies consist of charges assessed against policy account values for deferred policy loading, mortality risk expense, the cost of insurance and policy administration. Policy benefits and claims that are charged to expense include interest credited to contracts under the fixed account investment option and benefit claims incurred in the period in excess of related policy account balances.

RECOGNITION OF INVESTMENT CONTRACT REVENUE AND BENEFITS TO POLICYOWNERS Contracts that do not subject the Company to risks arising from policyowner mortality or morbidity are referred to as investment contracts. Certain deferred annuities are considered investment contracts. Amounts received as payments for such contracts are reflected as deposits in accumulated contract values and are not reported as premium revenues.

Revenues for investment products consist of investment income and policy administration charges. Contract benefits that are charged to expense include benefit claims incurred in the period in excess of related contract balances, and interest credited to contract balances.

POLICY ACQUISITION COSTS

Those costs of acquiring new business, which vary with and are directly related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future premiums. Such costs include commissions, certain costs of policy issuance and underwriting, and certain variable distribution expenses.

Costs deferred related to universal life-type policies and investment-type contracts are amortized generally over the lives of the policies, in relation to the present value of estimated gross profits from mortality, investment and expense margins. The estimated gross profits are reviewed periodically based on actual experience and changes in assumptions.

                                    F-II- 8

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)
A roll-forward of the amounts reflected in the balance sheets as deferred acquisition costs is as follows:

                                                                          DECEMBER 31
                                                                -------------------------------
                                                                  1999        1998       1997
                                                                --------    --------    -------
Beginning balance...........................................    $121,236    $ 98,746    $79,272
Acquisition costs deferred..................................      39,491      34,820     30,642
Amortization of deferred policy acquisition costs...........     (12,760)    (11,847)    (9,584)
Adjustment for unrealized investment (gain)/loss............       6,145        (483)    (1,584)
Balance released under co-insurance agreement (note 4)......      (1,815)         --         --
                                                                --------    --------    -------
Ending balance..............................................    $152,297    $121,236    $98,746
                                                                ========    ========    =======

To the extent that unrealized gains or losses on available for sale securities would result in an adjustment of deferred policy acquisition costs had those gains or losses actually been realized, the related unamortized deferred policy acquisition costs are recorded as an adjustment of the unrealized investment gains or losses included in stockholder's equity.

FUTURE POLICY AND CONTRACT BENEFITS

Liabilities for future policy and contract benefits left with the Company on variable universal life and annuity-type contracts are based on the policy account balance, and are shown as accumulated contract values. In addition, the Company carries as future policy benefits a liability for additional coverages offered under policy riders.

INCOME TAXES

The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the cumulative differences in assets and liabilities determined on a tax return and financial statement basis at the current enacted tax rates.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, entitled "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The statement requires that all derivatives (including certain derivatives embedded in contracts) be recorded on the balance sheet and measured at fair value. SFAS No. 133 requires that changes in the fair value of derivatives be recognized currently in operations unless specific hedge accounting criteria are met. If such criteria are met, the derivative's gain or loss will offset related results of the hedged item in the statement of operations. A company must formally document, designate and assess the effectiveness of transactions to apply hedge accounting treatment.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, with earlier implementation permitted. The statement must be implemented as of the beginning of a quarter and retroactive application to financial statements of prior periods is prohibited. The Company has not determined the financial statement impact of adopting this statement.

RECLASSIFICATIONS

Certain items on the prior year financial statements have been reclassified to conform to current year presentation.

                                    F-II- 9

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

2. INVESTMENTS

Investment income summarized by type of investment was as follows:

                                                                  YEARS ENDED DECEMBER 31
                                                                ----------------------------
                                                                 1999       1998       1997
                                                                -------    -------    ------
Fixed maturity securities available for sale................    $ 9,644    $ 9,099    $6,622
Equity Securities available for sale........................        159        179       156
Mortgage loans on real estate...............................         34         --        --
Loans on insurance policies.................................        845        590       370
Cash equivalents............................................        681        659       642
Other invested assets.......................................      2,830      3,732       631
                                                                -------    -------    ------
  Gross investment income...................................     14,193     14,259     8,421
Investment expenses.........................................        223        207       144
                                                                -------    -------    ------
  Net investment income.....................................    $13,970    $14,052    $8,277
                                                                =======    =======    ======

Net pretax realized investment gains (losses) were as follows:

                                                                  YEARS ENDED DECEMBER 31
                                                                ----------------------------
                                                                 1999         1998      1997
                                                                -------       ----      ----
Net gains (losses) on disposals of fixed maturity securities
  available for sale (note 4)...............................    $(1,786)      $131      $365
Net gains (losses) on disposal of equity securities
  available for sale........................................         --        (52)     $  3
                                                                -------       ----      ----
Net gains (losses) on disposal of securities available for
  sale......................................................    $(1,786)      $ 79      $368
                                                                =======       ====      ====

Proceeds from sales of securities available for sale and gross gains and losses realized on those sales were as follows:

                                                                   YEAR ENDED DECEMBER 31, 1999
                                                                ----------------------------------
                                                                PROCEEDS         GAINS      LOSSES
                                                                --------         -----      ------
Fixed maturity securities available for sale................     $7,762           $6         $80
                                                                 ======           ==         ===

                                                                  YEAR ENDED DECEMBER 31, 1998
                                                                --------------------------------
                                                                PROCEEDS       GAINS      LOSSES
                                                                --------       -----      ------
Fixed maturity securities available for sale................    $22,282        $242        $301
Equity securities available for sale........................      1,979          --          52
                                                                -------        ----        ----
  Total securities available for sale.......................    $24,261        $242        $353
                                                                =======        ====        ====

                                                                  YEAR ENDED DECEMBER 31, 1997
                                                                --------------------------------
                                                                PROCEEDS       GAINS      LOSSES
                                                                --------       -----      ------
Fixed maturity securities available for sale................    $16,419        $161         $8
Equity securities available for sale........................        252           2         --
                                                                -------        ----         --
  Total securities available for sale.......................    $16,671        $163         $8
                                                                =======        ====         ==

                                    F-II- 10

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

2. INVESTMENTS -- (CONTINUED)
The amortized cost and fair value of investments in securities by type of investment were as follows:

                                                                      DECEMBER 31, 1999
                                                      -------------------------------------------------
                                                                       GROSS UNREALIZED
                                                      AMORTIZED       ------------------         FAIR
                                                        COST          GAINS       LOSSES        VALUE
                                                      ---------       -----       ------       --------
U.S. Corporate....................................    $ 85,653         $35        $3,388       $ 82,300
Mortgage-backed...................................      34,929          12         1,422         33,519
U.S. Treasury securities and obligations of U.S.
  government agencies.............................       8,985          40           110          8,915
                                                      --------         ---        ------       --------
  Total fixed maturity securities available for
     sale.........................................     129,567          87         4,920        124,734
                                                      --------         ---        ------       --------
Equity securities available for sale..............       2,031          --           326          1,705
                                                      --------         ---        ------       --------
  Total securities available for sale.............    $131,598         $87        $5,246       $126,439
                                                      ========         ===        ======       ========

                                                                      DECEMBER 31, 1998
                                                      --------------------------------------------------
                                                                       GROSS UNREALIZED
                                                      AMORTIZED       -------------------         FAIR
                                                        COST          GAINS        LOSSES        VALUE
                                                      ---------       ------       ------       --------
U.S. Corporate....................................    $ 98,658        $3,146        $159        $101,645
Mortgage-backed...................................      35,314           430          14          35,730
U.S. Treasury securities and obligations of U.S.
  government agencies.............................      12,678           409          --          13,087
                                                      --------        ------        ----        --------
  Total fixed maturity securities available for
     sale.........................................     146,650         3,985         173         150,462
                                                      --------        ------        ----        --------
Equity securities available for sale..............       2,031            --          11           2,020
                                                      --------        ------        ----        --------
  Total securities available for sale.............    $148,681        $3,985        $184        $152,482
                                                      ========        ======        ====        ========

The amortized cost and fair value of fixed maturity securities available for sale by contractual maturity at December 31, 1999 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                AMORTIZED      FAIR
                                                                  COST        VALUE
                                                                ---------    --------
Due in one year or less.....................................    $  3,448     $  3,453
Due after one year through five years.......................      43,868       42,513
Due after five years through ten years......................      32,139       31,066
Due after ten years.........................................      15,183       14,183
Mortgage-backed securities..................................      34,929       33,519
                                                                --------     --------
  Total.....................................................    $129,567     $124,734
                                                                ========     ========

The Company purchased exchange and privately traded options to support certain equity index annuity policyowner liabilities. These derivatives, reflected as other invested assets, were used to manage fluctuations in the equity market risk granted to the policyowners of the equity index annuities. These derivatives involved, to varying degrees, elements of credit risk and market risk. The options value on the balance sheet reflected the risk of potential loss to the entity. At December 31, 1998 the Company held options with terms ranging from 1 to 7 years with a notional amount of $18,655, a cost of $7,096 and a fair value of $10,020. Due to the transfer of these assets as part of the co-insurance agreement outlined in note 4, there were no options outstanding at December 31, 1999.

                                    F-II- 11

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

3. INCOME TAXES

The items that give rise to deferred tax assets and liabilities relate to the following:

                                                                 YEARS ENDED
                                                                 DECEMBER 31
                                                              -----------------
                                                               1999      1998
                                                               ----      ----
Net unrealized investment gains on securities available for
  sale......................................................  $    --   $ 1,365
Deferred policy acquisition costs...........................   45,802    36,031
Prepaid expenses............................................      888       833
                                                              -------   -------
Gross deferred tax liability................................   46,690    38,229
                                                              -------   -------
Future policy and contract benefits.........................   35,650    27,810
Net unrealized investment losses............................    1,768        --
Capital loss carryforward...................................      515        --
Deferred future revenues....................................    2,090     1,894
Other.......................................................      457       177
                                                              -------   -------
Gross deferred tax asset....................................   40,480    29,881
Less valuation allowance....................................      515        --
                                                              -------   -------
Total deferred tax asset after valuation allowance..........   39,965    29,881
                                                              -------   -------
  Net deferred tax liability................................  $ 6,725   $ 8,348
                                                              =======   =======

The difference between the U.S. federal income tax rate and the tax provision rate is summarized as follows:

                                                              YEARS ENDED DECEMBER 31
                                                              ------------------------
                                                              1999      1998      1997
                                                              ----      ----      ----
Federal statutory tax rate..................................  35.0%     35.0%     35.0%
Other.......................................................   4.2      (6.7)      2.9
                                                              ----      ----      ----
  Effective tax rate........................................  39.2%     28.3%     37.9%
                                                              ====      ====      ====

The Company has approximately $1.5 million of capital loss carryforward available as of December 31, 1999. At December 31, 1999 the Company provided for a valuation allowance against the deferred tax asset related to the capital loss carryforward.

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through 1995. The Company is currently appealing certain adjustments proposed by the IRS for tax years 1993 through 1995. The IRS is currently examining the Company's return for the tax period ending March 31, 1996. Management believes adequate provisions have been made for any additional taxes which may become due with respect to the adjustments proposed by the IRS.

4. RELATED PARTY TRANSACTIONS

Affiliates provide technical, financial, legal, marketing and investment advisory support to the Company under administrative service agreements. The cost of these services to the Company for years ended December 31, 1999, 1998 and 1997 was $12,265, $11,737 and $12,082, respectively.

The Company entered into reinsurance agreements (yearly renewable term) with affiliates. Under this agreement, these affiliates assume life insurance risk in excess of the Company's retention limit. These reinsurance contracts do not relieve the Company of its obligations to its policyowners. The Company paid $4,419, $4,104 and $3,810 of reinsurance premiums, net of ceded allowances, to affiliates for the years

                                    F-II- 12

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

4. RELATED PARTY TRANSACTIONS -- (CONTINUED) ended December 31, 1999, 1998 and 1997, respectively. The Company has received reinsurance recoveries from affiliates of $7,268, $3,310 and $2,260 for the years ended December 31, 1999, 1998 and 1997, respectively.

Effective June 30, 1999 the Company agreed to 100% co-insure its equity index annuity business to AmerUs in a non-cash transaction. Under the terms of the agreement investments with a fair value of $57,648 and amortized cost of $59,390 were transferred to AmerUs. In return AmerUs co-insured the full liability for this business resulting in a $59,561 reinsurance receivable from affiliate being recorded. The Company also released the $1,815 of deferred policy acquisition costs which it was carrying on this block. In December 1999, AmerUs through assumption reinsurance assumed approximately 40% of this block, reducing the reinsurance receivable -- affiliate to $35,921. This amount is secured by a letter of credit.

The Company has entered into guarantee agreements with ALIC, AmerUs and AMAL Corporation whereby, they guarantee the full, complete and absolute performance of all duties and obligations of the Company.

The Company's variable life and annuity products are distributed through Ameritas Investment Corp. (AIC), a wholly-owned subsidiary of AMAL Corporation. The Company received $93 for the year ended December 31, 1997 from this affiliate to partially defray the costs of materials and prospectuses. The Company received no recovery to defray these cost for the years ended December 31, 1999 and 1998. Policies placed by this affiliate generated commission expense of $35,736, $28,621 and $23,232 for the years ended December 31, 1999, 1998 and 1997, respectively.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. BENEFIT PLANS

The Company provides retirement and postretirement medical benefits to qualifying employees. Prior to August 1, 1997 these benefits were provided under plans which covered substantially all employees of Ameritas Life Insurance Corp. and its subsidiaries. Concurrent with the transfer of a significant number of employees to the Company, effective August 1, 1997, AMAL Corporation assumed the benefit obligations associated with these plans.

The Company is included in a multiple employer noncontributory defined benefit plan that covers substantially all full-time employees of Ameritas Life Insurance Corp. and its subsidiaries and AMAL Corporation and its subsidiaries. Pension costs include current service costs, which are accrued and funded on a current basis, and post service costs, which are amortized over the average remaining service life of all employees on the adoption date. Total Company contributions for the years ended December 31, 1999, 1998 and 1997 were $159, $163 and $29, respectively.

The Company's employees also participate in a defined contribution thrift plan that covers substantially all full time employees of Ameritas Life Insurance Corp. and its subsidiaries. Company matching contributions under the plan range from 1% to 3% of the participant's compensation. Total Company contributions for the years ended December 31, 1999, 1998 and 1997 were $47, $47 and $24, respectively.

The Company is also included in the postretirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and it's subsidiaries. Prior to August 1, 1997 these benefits were provided under a plan with Ameritas Life Insurance Corp. These benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately

                                    F-II- 13

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

5. BENEFIT PLANS -- (CONTINUED)
preceding 5 years. Benefit costs include the expected cost of postretirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. Total Company contributions for the years ended December 31, 1999, 1998 and 1997 were $12, $12 and $5, respectively.

Expenses for the defined benefit plan and postretirement group medical plan are allocated to the Company based on the number of associates in AMAL Corporation and its subsidiaries.

6. INSURANCE REGULATORY MATTERS

Net income (loss), as determined in accordance with statutory accounting practices, was ($4,513), $319, and $2,048 for 1999, 1998 and 1997, respectively.
The Company's statutory surplus was $41,637, $44,589 and $45,265 at December 31, 1999, 1998 and 1997, respectively. The Company is required to maintain a certain level of surplus to be in compliance with state laws and regulations. Company surplus is monitored by state regulators to ensure compliance with risk based capital requirements. Under statutes of the Insurance Department of the State of Nebraska, the Company is limited in the amount of dividends it can pay to its stockholder.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures are made regarding fair value information about certain financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, may not be realized in immediate settlement of the instrument. All nonfinancial instruments are excluded from disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for each class of financial instrument for which it is practicable to estimate a value:

          FIXED MATURITY SECURITIES AVAILABLE FOR SALE -- For publicly traded securities, fair value is determined using an independent pricing source. For securities without a readily ascertainable fair value, the value has been determined using an interest rate spread matrix based upon quality, weighted average maturity and Treasury yields.

          EQUITY SECURITIES AVAILABLE FOR SALE -- Fair value is determined using an independent pricing source.

          MORTGAGE LOANS ON REAL ESTATE -- Mortgage loans in good standing are valued on the basis of discounted cash flow. The interest rate that is assumed is based upon the weighted average term of the mortgage and appropriate spread over Treasuries. There were no mortgage loans in default at December 31, 1999.

                                    F-II- 14

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)
          LOANS ON INSURANCE POLICIES -- Fair values for loans on insurance policies are estimated using a discounted cash flow analysis at interest rates currently offered for similar loans with similar remaining terms. Loans on insurance policies with similar characteristics are aggregated for purposes of the calculations.

          OTHER INVESTED ASSETS -- Fair value is determined using an independent pricing source.

          CASH AND CASH EQUIVALENTS, ACCRUED INVESTMENT INCOME AND REINSURANCE RECOVERABLE -- The carrying amounts equal fair value.

          ACCUMULATED CONTRACT VALUES -- Funds on deposit which do not have fixed maturities are carried at the amount payable on demand at the reporting date, which approximates fair value.

Estimated fair values are as follows:

                                                                        DECEMBER 31
                                                        --------------------------------------------
                                                                1999                    1998
                                                        --------------------    --------------------
                                                        CARRYING      FAIR      CARRYING      FAIR
                                                         AMOUNT      VALUE       AMOUNT      VALUE
                                                        --------    --------    --------    --------
Financial assets:
  Fixed maturity securities, available for sale.....    $124,734    $124,734    $150,462    $150,462
  Equity securities, available for sale.............       1,705       1,705       2,020       2,020
  Mortgage loans on real estate.....................       1,392       1,369          --          --
  Loans on insurance policies.......................      16,499      14,557      10,949      10,286
  Other invested assets.............................          --          --      10,020      10,020
  Cash and cash equivalents.........................      11,970      11,970      12,011      12,011
  Accrued investment income.........................       2,442       2,442       2,425       2,425
  Reinsurance receivable -- affiliate...............      35,921      35,921          --          --
  Reinsurance recoverable -- affiliates.............         153         153         455         455
Financial liabilities:
  Accumulated contract values excluding amounts held
     under insurance contracts......................     184,376     184,376     199,585     199,585

8. SEPARATE ACCOUNTS

The Company is currently marketing variable life and variable annuity products which have separate accounts as an investment option. Separate Account V (Account V) was formed to receive and invest premium receipts from variable life insurance policies issued by the Company. Separate Account VA-2 (Account VA-2) was formed to receive and invest premium receipts from variable annuity policies issued by the Company. Both Separate Accounts are registered under the Investment Company Act of 1940, as amended, as unit investment trusts. Account V and VA-2's assets and liabilities are segregated from the other assets and liabilities of the Company.

Amounts in the Separate Accounts are:

                                                                      DECEMBER 31
                                                                ------------------------
                                                                   1999          1998
                                                                ----------    ----------
Separate Account V..........................................    $  402,722    $  282,653
Separate Account VA-2.......................................     1,991,723     1,426,795
                                                                ----------    ----------
                                                                $2,394,445    $1,709,448
                                                                ==========    ==========

                                    F-II- 15

                    AMERITAS VARIABLE LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 -- (CONTINUED)
                                 (IN THOUSANDS)

8. SEPARATE ACCOUNTS -- (CONTINUED)
During 1999 the Company formed a variable insurance trust (VIT). AIC serves as the investment advisor and another affiliate provides administrative services to the VIT. AIC received advisory fees of $702 for the year ended December 31, 1999. At December 31, 1999 separate account assets under the VIT totaled $1,066,249.

                                    F-II- 16

APPENDIX A

ILLUSTRATIONS OF DEATH BENEFITS AND VALUES
The following tables illustrate how the values and Death Benefits of a Policy may change with the investment experience of the Fund. The tables show how the values and Death Benefits of a Policy issued to an Insured of a given age and specified underwriting risk classification who pays the given premium at issue would vary over time if the investment return on the assets held in each portfolio of the Funds were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages A-3 through A-6 illustrate a Policy issued to a male, age 45, under a preferred rate non-tobacco underwriting risk classification. A standard tobacco use and non-tobacco use, and preferred non-tobacco classification and different rates for certain specified amounts. The values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years, or if the Insured were assigned to a different underwriting risk classification.


The second column of the tables shows the accumulated value of the premiums paid at 5%. The following columns show the Death Benefits and the values for uniform hypothetical rates of return shown in these tables. The tables on pages A-3 and A-5 are based on the current Cost of Insurance Rates, current expense deductions and the maximum percent of premium loads. These reflect the basis on which AVLIC currently sells its Policies. The maximum allowable Cost of Insurance Rates under the Policy are based upon the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables, without smoker distinction. AVLIC anticipates reflecting future improvements in actual mortality experience through adjustments in the current Cost of Insurance Rates actually applied. AVLIC also anticipates reflecting any future improvements in expenses incurred by applying lower percent of premium charges and other expense deductions. The Death Benefits and values shown in the tables on pages A-4 and A-6 are based on the assumption that the maximum allowable Cost of Insurance Rates as described above and maximum allowable expense deductions are made throughout the life of the Policy. After the tenth Policy Year, the maximum values may be less than illustrated in those states which require the per $1000 components of the Administrative Expense Charge to continue for the life of the Policy.



The amounts shown for the Death Benefits, Net Cash Surrender values and accumulation values reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return of the assets held in the Funds as a result of expenses paid by the Fund and charges levied against the Subaccounts. The values shown take into account an average of the expenses paid by each portfolio available for investment at an equivalent annual rate of 0.91% (which is in excess of the current equivalent annual rate of 0.95% of the aggregate average daily net assets of the Funds) and the daily charge by AVLIC to each Subaccount for assuming mortality and expense risks and administrative expenses (which is equivalent to a charge at an annual rate of 0.90% for Policy Years 1-15 and 0.45% thereafter on pages A-3 and A-5 and at an annual rate of 1.10% for Policy Years 1-15 and 0.65% thereafter on pages A-4 and A-6 of the average net assets of the Subaccounts). The Investment Advisor or other affiliates of various Funds have agreed to reimburse the portfolios to the extent that the aggregate operating expenses (certain portfolios may exclude certain items) were in excess of an annual rate of average daily net assets of 0.28% for Ameritas Money Market; 0.30% for Ameritas Index 500; 0.81% for Ameritas Growth; 0.70% for Ameritas Income & Growth; 0.92% for Ameritas Small Capitalization; 0.86% for Ameritas MidCap Growth; 0.87% for Ameritas Emerging Growth; 0.88% for Ameritas Research; 0.90% for Ameritas Growth With Income; 1.27% for UIF Asian Equity; 1.15% for UIF Global Equity; 1.16% for UIF International Magnum; and 1.10% for UIF U.S. Real Estate Portfolios. MFS Co. has agreed to bear expenses for the Global Governments Series and New Discovery Series, subject to reimbursement by the series, such that each series "Other Expenses" shall not exceed 0.15% of the average daily net assets of the series during the current fiscal year. These agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return. The illustrated gross annual investment rates of return of 0%, 6%, and 12% were computed after deducting fund expenses and correspond to approximate net annual rates of -1.85%, 4.15%, and 10.15% respectively, for Policy Years 1-15 and -1.40%, 4.60%, and 10.60% for the Policy Years thereafter respectively, on pages A-3


                             CORPORATE BENEFIT VUL
and A-5 and -2.05%, 3.95%, and 9.95% respectively, for years 1-15, and -1.60%, 4.40%, and 10.40% thereafter on pages A-4 and A-6.


The hypothetical values shown in the tables do not reflect any charges for federal income tax burden attributable to Separate Account V, since AVLIC is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0 percent, 6 percent, or 12 percent by an amount sufficient to cover the tax charges in order to produce the Death Benefits and Accumulation Values illustrated. (See the section on Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to Separate Account V, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy Owner has not requested an increase or decrease in the initial Specified Amount, that no partial withdrawals have been made, and that no more than fifteen transfers have been made in any Policy Year so that no transfer charges have been incurred. Illustrated values would be different if the proposed Insured were female, a tobacco user, in substandard risk classification, or were another age, or if a higher or lower premium was illustrated.


Upon request, AVLIC will provide comparable illustrations based upon the proposed Insured's age, gender and risk class, the Specified Amount, the Death Benefit option, and planned periodic premium schedule requested, and any available riders requested. These illustrations may be provided to you in printed form by your registered representative. AVLIC may also make these illustrations available to you by electronic means, such as through our website. In addition, upon client request, illustrations may be furnished reflecting allocation of premiums to specified Subaccounts. Such illustrations will reflect the expenses of the portfolio in which the Subaccount invests.


                             CORPORATE BENEFIT VUL

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                       VARIABLE UNIVERSAL LIFE INSURANCE

Male Issue Age: 45            Nontobacco            Preferred Underwriting Class

                    PLANNED PERIODIC ANNUAL PREMIUM: $5,500
                       INITIAL SPECIFIED AMOUNT: $250,000
                            DEATH BENEFIT OPTION: A

              USING CURRENT COST OF INSURANCE AND EXPENSE CHARGES

                             0% HYPOTHETICAL GROSS             6% HYPOTHETICAL GROSS             12% HYPOTHETICAL GROSS
                           ANNUAL INVESTMENT RETURN          ANNUAL INVESTMENT RETURN           ANNUAL INVESTMENT RETURN
                                 (-1.85% NET)                       (4.15% NET)                       (10.15% NET)
         ACCUMULATED    -------------------------------   -------------------------------   ---------------------------------
END OF   PREMIUMS AT    ACCUMU-   NET CASH                ACCUMU-   NET CASH                 ACCUMU-    NET CASH
POLICY   5% INTEREST    LATION    SURRENDER     DEATH     LATION    SURRENDER     DEATH      LATION     SURRENDER     DEATH
 YEAR      PER YEAR      VALUE      VALUE      BENEFIT     VALUE      VALUE      BENEFIT      VALUE       VALUE      BENEFIT
------   ------------   -------   ---------   ---------   -------   ---------   ---------   ---------   ---------   ---------
   1         5,775       3,736      3,901       250,000     4,008      4,173      250,000       4,280       4,445     250,000
   2        11,839       7,446      7,528       250,000     8,227      8,309      250,000       9,043       9,125     250,000
   3        18,206      11,031     11,031       250,000    12,567     12,567      250,000      14,235      14,235     250,000
   4        24,891      14,492     14,492       250,000    17,030     17,030      250,000      19,901      19,901     250,000
   5        31,911      17,823     17,823       250,000    21,617     21,617      250,000      26,086      26,086     250,000
   6        39,281      21,023     21,023       250,000    26,330     26,330      250,000      32,844      32,844     250,000
   7        47,020      24,084     24,084       250,000    31,168     31,168      250,000      40,228      40,228     250,000
   8        55,146      26,999     26,999       250,000    36,127     36,127      250,000      48,302      48,302     250,000
   9        63,678      29,757     29,757       250,000    41,206     41,206      250,000      57,134      57,134     250,000
  10        72,637      32,349     32,349       250,000    46,399     46,399      250,000      66,803      66,803     250,000
  11        82,044      35,407     35,407       250,000    52,361     52,361      250,000      78,063      78,063     250,000
  12        91,921      38,394     38,394       250,000    58,582     58,582      250,000      90,525      90,525     250,000
  13       102,292      41,323     41,323       250,000    65,085     65,085      250,000     104,334     104,334     250,000
  14       113,182      44,205     44,205       250,000    71,895     71,895      250,000     119,647     119,647     250,000
  15       124,616      47,047     47,047       250,000    79,035     79,035      250,000     136,636     136,636     250,000
  16       136,622      50,086     50,086       250,000    86,901     86,901      250,000     156,127     156,127     250,000
  17       149,228      53,107     53,107       250,000    95,193     95,193      250,000     177,847     177,847     250,000
  18       162,465      56,121     56,121       250,000   103,942    103,942      250,000     202,054     202,054     254,588
  19       176,363      59,140     59,140       250,000   113,180    113,180      250,000     228,887     228,887     283,820
  20       190,956      62,185     62,185       250,000   122,948    122,948      250,000     258,565     258,565     315,449
  25       275,624      76,291     76,291       250,000   179,811    179,811      250,000     460,663     460,663     534,369
  30       383,684      86,114     86,114       250,000   252,810    252,810      270,507     793,118     793,118     848,636
  35       521,600      90,096     90,096       250,000   345,091    345,091      362,345   1,342,150   1,342,150   1,409,258

---------------

1) Assumes an annual $5,500 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or partial withdrawals may cause this policy to lapse because of insufficient net cash surrender value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND NET CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             CORPORATE BENEFIT VUL

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                       VARIABLE UNIVERSAL LIFE INSURANCE

Male Issue Age: 45             Nontobacco           Preferred Underwriting Class

                    PLANNED PERIODIC ANNUAL PREMIUM: $5,500
                       INITIAL SPECIFIED AMOUNT: $250,000
                            DEATH BENEFIT OPTION: A

              USING MAXIMUM COST OF INSURANCE AND EXPENSE CHARGES

                            0% HYPOTHETICAL GROSS             6% HYPOTHETICAL GROSS             12% HYPOTHETICAL GROSS
                          ANNUAL INVESTMENT RETURN          ANNUAL INVESTMENT RETURN           ANNUAL INVESTMENT RETURN
                                (-2.05% NET)                       (3.95% NET)                        (9.95% NET)
         ACCUMULATED   -------------------------------   -------------------------------   ---------------------------------
END OF   PREMIUMS AT   ACCUMU-   NET CASH                ACCUMU-   NET CASH                 ACCUMU-    NET CASH
POLICY   5% INTEREST   LATION    SURRENDER     DEATH     LATION    SURRENDER     DEATH      LATION     SURRENDER     DEATH
 YEAR     PER YEAR      VALUE      VALUE      BENEFIT     VALUE      VALUE      BENEFIT      VALUE       VALUE      BENEFIT
------   -----------   -------   ---------   ---------   -------   ---------   ---------   ---------   ---------   ---------
   1          5,775     3,727      3,892       250,000     3,999      4,164      250,000       4,271       4,436     250,000
   2         11,839     6,918      7,001       250,000     7,679      7,762      250,000       8,475       8,558     250,000
   3         18,206     9,965      9,965       250,000    11,427     11,427      250,000      13,021      13,021     250,000
   4         24,891    12,867     12,867       250,000    15,244     15,244      250,000      17,944      17,944     250,000
   5         31,911    15,617     15,617       250,000    19,123     19,123      250,000      23,275      23,275     250,000
   6         39,281    18,215     18,215       250,000    23,066     23,066      250,000      29,056      29,056     250,000
   7         47,020    20,643     20,643       250,000    27,057     27,057      250,000      35,322      35,322     250,000
   8         55,146    22,891     22,891       250,000    31,090     31,090      250,000      42,117      42,117     250,000
   9         63,678    24,945     24,945       250,000    35,152     35,152      250,000      49,488      49,488     250,000
  10         72,637    26,789     26,789       250,000    39,228     39,228      250,000      57,489      57,489     250,000
  11         82,044    28,951     28,951       250,000    43,868     43,868      250,000      66,765      66,765     250,000
  12         91,921    30,878     30,878       250,000    48,539     48,539      250,000      76,888      76,888     250,000
  13        102,292    32,567     32,567       250,000    53,244     53,244      250,000      87,967      87,967     250,000
  14        113,182    34,009     34,009       250,000    57,980     57,980      250,000     100,122     100,122     250,000
  15        124,616    35,192     35,192       250,000    62,744     62,744      250,000     113,494     113,494     250,000
  16        136,622    36,268     36,268       250,000    67,826     67,826      250,000     128,773     128,773     250,000
  17        149,228    37,037     37,037       250,000    72,953     72,953      250,000     145,743     145,743     250,000
  18        162,465    37,463     37,463       250,000    78,108     78,108      250,000     164,647     164,647     250,000
  19        176,363    37,499     37,499       250,000    83,274     83,274      250,000     185,777     185,777     250,000
  20        190,956    37,100     37,100       250,000    88,436     88,436      250,000     209,479     209,479     255,565
  25        275,624    26,957     26,957       250,000   114,044    114,044      250,000     368,436     368,436     427,385
  30        383,684         *          *             *   138,405    138,405      250,000     623,454     623,454     667,096
  35        521,600         *          *             *   158,881    158,881      250,000   1,038,189   1,038,189   1,090,099

---------------


*  In the absence of an additional premium the policy would lapse.


1) Assumes an annual $5,500 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or partial withdrawals may cause this policy to lapse because of insufficient net cash surrender value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND NET CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             CORPORATE BENEFIT VUL

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                       VARIABLE UNIVERSAL LIFE INSURANCE

Male Issue Age: 45             Nontobacco           Preferred Underwriting Class

                    PLANNED PERIODIC ANNUAL PREMIUM: $13,800
                       INITIAL SPECIFIED AMOUNT: $250,000
                            DEATH BENEFIT OPTION: B

              USING CURRENT COST OF INSURANCE AND EXPENSE CHARGES

                           0% HYPOTHETICAL GROSS            6% HYPOTHETICAL GROSS             12% HYPOTHETICAL GROSS
                         ANNUAL INVESTMENT RETURN         ANNUAL INVESTMENT RETURN           ANNUAL INVESTMENT RETURN
                               (-1.85% NET)                      (4.15% NET)                       (10.15% NET)
         ACCUMULATED   -----------------------------   -------------------------------   ---------------------------------
END OF   PREMIUMS AT   ACCUMU-   NET CASH              ACCUMU-   NET CASH                 ACCUMU-    NET CASH
POLICY   5% INTEREST   LATION    SURRENDER    DEATH    LATION    SURRENDER     DEATH      LATION     SURRENDER     DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE      BENEFIT      VALUE       VALUE      BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   ---------   ---------   ---------   ---------
   1         14,490     11,624     12,038    261,624    12,377     12,791      262,377      13,132      13,546     263,132
   2         29,705     23,061     23,268    273,061    25,298     25,505      275,298      27,627      27,834     277,627
   3         45,680     34,215     34,215    284,215    38,681     38,681      288,681      43,517      43,517     293,517
   4         62,454     45,086     45,086    295,086    52,540     52,540      302,540      60,939      60,939     310,939
   5         80,066     55,671     55,671    305,671    66,886     66,886      316,886      80,037      80,037     330,037
   6         98,560     65,968     65,968    315,968    81,733     81,733      331,733     100,978     100,978     350,978
   7        117,978     75,969     75,969    325,969    97,087     97,087      347,087     123,931     123,931     373,931
   8        138,367     85,666     85,666    335,666   112,956    112,956      362,956     149,088     149,088     399,088
   9        159,775     95,049     95,049    345,049   129,344    129,344      379,344     176,655     176,655     426,655
  10        182,254    104,106    104,106    354,106   146,254    146,254      396,254     206,858     206,858     456,858
  11        205,856    113,483    113,483    363,483   164,371    164,371      414,371     240,647     240,647     490,647
  12        230,639    122,645    122,645    372,645   183,197    183,197      433,197     277,821     277,821     527,821
  13        256,661    131,608    131,608    381,608   202,773    202,773      452,773     318,738     318,738     568,738
  14        283,984    140,388    140,388    390,388   223,145    223,145      473,145     363,791     363,791     613,791
  15        312,673    148,995    148,995    398,995   244,353    244,353      494,353     413,408     413,408     663,408
  16        342,797    158,165    158,165    408,165   267,591    267,591      517,591     469,972     469,972     719,972
  17        374,427    167,210    167,210    417,210   291,901    291,901      541,901     532,536     532,536     782,536
  18        407,638    176,145    176,145    426,145   317,348    317,348      567,348     601,752     601,752     851,752
  19        442,510    184,987    184,987    434,987   343,999    343,999      593,999     678,340     678,340     928,340
  20        479,126    193,767    193,767    443,767   371,940    371,940      621,940     763,114     763,114   1,013,114
  25        691,566    234,713    234,713    484,713   530,950    530,950      780,950   1,341,180   1,341,180   1,591,180
  30        962,699    267,159    267,159    517,159   723,516    723,516      973,516   2,290,483   2,290,483   2,540,483
  35      1,308,741    288,576    288,576    538,576   954,586    954,586    1,204,586   3,850,466   3,850,466   4,100,466

---------------

1) Assumes an annual $13,800 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or partial withdrawals may cause this policy to lapse because of insufficient net cash surrender value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND NET CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             CORPORATE BENEFIT VUL

ILLUSTRATION OF POLICY VALUES
AMERITAS VARIABLE LIFE INSURANCE COMPANY

                       VARIABLE UNIVERSAL LIFE INSURANCE

Male Issue Age: 45             Nontobacco           Preferred Underwriting Class

                    PLANNED PERIODIC ANNUAL PREMIUM: $13,800
                       INITIAL SPECIFIED AMOUNT: $250,000
                            DEATH BENEFIT OPTION: B

              USING MAXIMUM COST OF INSURANCE AND EXPENSE CHARGES

                           0% HYPOTHETICAL GROSS           6% HYPOTHETICAL GROSS            12% HYPOTHETICAL GROSS
                         ANNUAL INVESTMENT RETURN        ANNUAL INVESTMENT RETURN          ANNUAL INVESTMENT RETURN
                               (-2.05% NET)                     (3.95% NET)                       (9.95% NET)
         ACCUMULATED   -----------------------------   -----------------------------   ---------------------------------
END OF   PREMIUMS AT   ACCUMU-   NET CASH              ACCUMU-   NET CASH               ACCUMU-    NET CASH
POLICY   5% INTEREST   LATION    SURRENDER    DEATH    LATION    SURRENDER    DEATH     LATION     SURRENDER     DEATH
 YEAR     PER YEAR      VALUE      VALUE     BENEFIT    VALUE      VALUE     BENEFIT     VALUE       VALUE      BENEFIT
------   -----------   -------   ---------   -------   -------   ---------   -------   ---------   ---------   ---------
   1         14,490     11,599     12,013    261,599    12,352     12,766    262,352      13,107      13,521     263,107
   2         29,705     22,313     22,520    272,313    24,517     24,724    274,517      26,814      27,021     276,814
   3         45,680     32,710     32,710    282,710    37,061     37,061    287,061      41,780      41,780     291,780
   4         62,454     42,790     42,790    292,790    49,994     49,994    299,994      58,125      58,125     308,125
   5         80,066     52,548     52,548    302,548    63,318     63,318    313,318      75,974      75,974     325,974
   6         98,560     61,982     61,982    311,982    77,042     77,042    327,042      95,467      95,467     345,467
   7        117,978     71,079     71,079    321,079    91,157     91,157    341,157     116,747     116,747     366,747
   8        138,367     79,826     79,826    329,826   105,663    105,663    355,663     139,970     139,970     389,970
   9        159,775     88,210     88,210    338,210   120,552    120,552    370,552     165,309     165,309     415,309
  10        182,254     96,212     96,212    346,212   135,813    135,813    385,813     192,947     192,947     442,947
  11        205,856    104,361    104,361    354,361   151,998    151,998    401,998     223,666     223,666     473,666
  12        230,639    112,099    112,099    362,099   168,570    168,570    418,570     257,184     257,184     507,184
  13        256,661    119,425    119,425    369,425   185,536    185,536    435,536     293,768     293,768     543,768
  14        283,984    126,331    126,331    376,331   202,894    202,894    452,894     333,706     333,706     583,706
  15        312,673    132,805    132,805    382,805   220,638    220,638    470,638     377,311     377,311     627,311
  16        342,797    139,470    139,470    389,470   239,794    239,794    489,794     426,662     426,662     676,662
  17        374,427    145,669    145,669    395,669   259,421    259,421    509,421     480,765     480,765     730,765
  18        407,638    151,362    151,362    401,362   279,494    279,494    529,494     540,067     540,067     790,067
  19        442,510    156,503    156,503    406,503   299,975    299,975    549,975     605,051     605,051     855,051
  20        479,126    161,049    161,049    411,049   320,830    320,830    570,830     676,254     676,254     926,254
  25        691,566    173,685    173,685    423,685   429,679    429,679    679,679   1,148,979   1,148,979   1,398,979
  30        962,699    164,195    164,195    414,195   540,525    540,525    790,525   1,897,125   1,897,125   2,147,125
  35      1,308,741    120,581    120,581    370,581   638,057    638,057    888,057   3,079,749   3,079,749   3,329,749

---------------

1) Assumes an annual $13,800 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

2) Assumes that no policy loan has been made. Excessive loans or partial withdrawals may cause this policy to lapse because of insufficient net cash surrender value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, DEATH BENEFIT OPTION SELECTED, PREVAILING INTEREST RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND NET CASH SURRENDER VALUE FOR A CONTRACT WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. NO REPRESENTATIONS CAN BE MADE BY AVLIC OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                             CORPORATE BENEFIT VUL

APPENDIX B

                                 [AMERITAS VARIABLE LIFE INSURANCE COMPANY LOGO]

                             EMPLOYEE BENEFIT PLAN
                             INFORMATION STATEMENT

The purpose of this statement is to inform you as an independent Fiduciary of the Employee Benefit Plan, of the Sales Representative's relationship to and compensation from Ameritas Variable Life Insurance Company (AVLIC), as well as to describe certain fees and charges under the Corporate Benefit VUL Policy being purchased from the Sales Representative.

The Sales Representative is appointed with AVLIC as its Sales Representative and is a Securities Registered Representative. In this position, the Sales Representative is employed to procure and submit to AVLIC applications for contracts, including applications for Corporate Benefit VUL.

COMMISSIONS, FEES AND CHARGES

The following commissions, fees and charges apply to Corporate Benefit VUL (Policy):

SALES COMMISSION: AVLIC pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. The commission may equal an amount up to 30% of premium in the first Policy Year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an annualized rate of .50% of the Accumulation Value beginning in the sixth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, AVLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives who meet certain production standards may receive additional compensation. From time to time, additional sales incentives may be provided to broker-dealers.

COST OF INSURANCE: A monthly charge for the Policy and any riders. The Cost of Insurance Rates are shown on the Policy Schedule.

MONTHLY PER POLICY CHARGE: AVLIC will make a per Policy charge of $15.00 per month (maximum $15.00) during the first Policy Year and $7.00 per month (maximum $12.00) thereafter. This charge is guaranteed not to increase above the maximum.

MONTHLY PER $1000 CHARGE FOR ADMINISTRATIVE EXPENSES: The first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase. The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. (See the Policy Schedule for rates.)

DAILY ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE: AVLIC makes a daily charge of the value of the average daily net assets of the Account under the policies equal to an annual rate of 0.15% (maximum 0.15%). This charge is subtracted when determining the daily accumulation unit value. This charge is guaranteed not to increase above the maximum and is designed to reimburse AVLIC for administrative expenses of issuing, servicing and maintaining the policies. AVLIC does not expect to make a profit on this fee.

MORTALITY AND EXPENSE RISK CHARGE: AVLIC imposes a charge to compensate it for bearing certain mortality and expense risks under the policies. AVLIC makes a daily charge of the value of the average daily net assets of the Account under the policies equal to an annual rate of 0.75% (maximum 0.95%) in Policy Years 1-15 and 0.30% (maximum 0.50%) thereafter. This charge is subtracted when determining the daily accumulation unit value. AVLIC guarantees that this charge will never increase above the maximum. If this charge is insufficient to cover assumed risks, the loss will fall on AVLIC. Conversely, if

                             CORPORATE BENEFIT VUL
the charge proves more than sufficient, any excess will be added to AVLIC's surplus. No mortality and expense risk charge is imposed on the Fixed Account.

PARTIAL AND FULL WITHDRAWALS: Partial withdrawals may be made, subject to certain restrictions. The Death Benefit will be reduced by the amount of the partial withdrawal. A partial withdrawal is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%). You may Surrender the Policy at any time for its Net Cash Surrender Value. There is no surrender charge.

PERCENT OF PREMIUM CHARGE: AVLIC will deduct a percent of premium charge upon receipt of a premium payment. Currently, this charge is 3.0% of the premium paid (maximum 5.0%).

FUND INVESTMENT ADVISORY FEES AND EXPENSES: At the direction of the Policy Owner, Separate Account V purchases shares of Funds which are available for investment under this Policy. The net assets of Separate Account V will reflect the value of the Fund shares and therefore, investment advisory fees and other expenses of the Funds. A complete description of these fees and expenses is contained in the Funds' prospectuses.

                             CORPORATE BENEFIT VUL

INCORPORATION BY REFERENCE

The Registrant, Separate Account V, purchases or will purchase units from the portfolios of these Funds at the direction of its Policy Owners. The prospectuses of these Funds will be distributed with this prospectus and are hereby incorporated by reference. The prospectuses incorporated by reference are as follows:


                          Calvert Variable Series, Inc.
                            Registration No. 2-80154

                        Variable Insurance Products Fund
                            Registration No. 2-75010
                       Variable Insurance Products Fund II
                            Registration No. 33-20773

                             The Alger American Fund
                            Registration No. 33-21722

                          MFS Variable Insurance Trust
                           Registration No. 333-74668

                Morgan Stanley Dean Witter Universal Funds, Inc.
                            Registration No. 333-3013

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant makes the following representation pursuant to the National Securities Markets Improvements Act of 1996:

Ameritas Variable Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.


                              RULE 484 UNDERTAKING

AVLIC'S By-laws provide as follows:

The Company shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and wil be governed by the final adjudication of such issue.


                     REPRESENTATION PURSUANT TO RULE 6E-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

The facing sheet.
The prospectus consisting of 95 pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484.
Representations pursuant to Rule 6e-3(T).
The signatures.
Written consents of the following:
(a) Russell J. Wiltgen
(b) Donald R. Stading
(c) Deloitte & Touche LLP

The Following Exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B- 2.

     (1) Resolution of the Board of Directors of AVLIC Authorizing Establishment of the Account.*
     (2)  Not applicable.
     (3)  (a) Principal Underwriting Agreement.*
          (b) Proposed Form of Selling Agreement.*
          (c) Commission Schedule.
     (4)  Not Applicable.
     (5)  (a) Policy.
          (b) Policy Riders.
     (6) (a) Articles of incorporation of Ameritas Variable Life Insurance Company.**
          (b) Bylaws of Ameritas Variable Life Insurance Company.***
     (7)  Not applicable.
     (8)  (a) Participation Agreement in the Calvert Variable Series, Inc.****
          (b) Participation Agreement in the Variable Insurance Products
              Fund.
          (c) Participation Agreement in the Variable Insurance Products
              Fund II.**
          (d) Participation Agreement in the Alger American Fund.**
          (e) Participation Agreement in the MFS Variable Insurance Trust.*
          (f) Participation Agreement in the Morgan Stanley Universal Funds,
              Inc.*
     (9)  Not Applicable.
     (10) Application for Policy.
     (11) Code of Ethics*****
2.   (a)(b) Opinion and Consent of Donald R. Stading, Secretary and General
     Counsel
3. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) or Part I.
4.   Not applicable.
5.   Not applicable.
6.   (a)(b) Opinion and Consent of Russell J. Wiltgen.
7.   Consent of Deloitte & Touche LLP.
8. Form of Notice of Withdrawal Right and Refund pursuant to Rule 6e-3(T)(b)(13)(viii) under the Investment Company Act of 1940.**


* Incorporated by reference to the initial Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed November 5, 1996.

** Incorporated by reference to the Pre-Effective Amendment to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed January 17, 1997.

*** Incorporated by Reference to Pre-Effective Amendment No. 1 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account VA-2, File No. 333-36507, filed February 20, 1998.

**** Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed August 30, 1999.

***** Incorporated by reference to Post-Effective Amendment No. 6 to the
      Registration Statement for Ameritas Variable Life Insurance Company Separate Account V, File No. 333-15585, filed February 29, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ameritas Variable Life Insurance Company Separate Account V, certifies that it has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto authorized in the City of Lincoln, County of Lancaster, State of Nebraska on this 31st day of March, 2000.


                                        AMERITAS VARIABLE LIFE INSURANCE COMPANY
                                                  SEPARATE ACCOUNT V, Registrant

                             AMERITAS VARIABLE LIFE INSURANCE COMPANY, Depositor




Attest: /s/ Donald R. Stading               By: /s/ Lawrence J. Arth
        --------------------------------       --------------------------------
                Secretary                         Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Principal Officers of Ameritas Variable Life Insurance Company on the dates indicated.


         SIGNATURE                                                   TITLE                      DATE
         ---------                                                   -----                      ----
/s/  Lawrence J. Arth
--------------------------                Director, Chairman of the Board                      March 31, 2000
        Lawrence J. Arth                    and Chief Executive Officer

/s/  William J. Atherton
--------------------------                    Director, President and                          March 31, 2000
      William J. Atherton                     Chief Operating Officer

/s/  Kenneth C. Louis
--------------------------              Director, Executive Vice President                     March 31, 2000
       Kenneth C. Louis

/s/  Gary R. McPhail
--------------------------              Director, Executive Vice President                     March 31, 2000
       Gary R. McPhail

/s/  Thomas C. Godlasky
--------------------------                Director, Senior Vice President                      March 31, 2000
     Thomas C. Godlasky                     and Chief Investment Officer

/s/ JoAnn M. Martin
--------------------------                 Director, Vice President and                        March 31, 2000
        JoAnn M. Martin                     Chief Financial Officer

         SIGNATURE                                   TITLE                                          DATE
         ---------                                   -----                                          ----
/s/  Michael G. Fraizer
---------------------------                          Director                                  March 31, 2000
       Michael G. Fraizer

/s/  Robert C. Barth
---------------------------                          Controller                                March 31, 2000
       Robert C. Barth

/s/  William W. Lester
---------------------------                          Treasurer                                 March 31, 2000
       William W. Lester

/s/  Donald R. Stading
---------------------------                Secretary and General Counsel                       March 31, 2000
       Donald R. Stading


                                  EXHIBIT INDEX

EXHIBIT
-------

1. (3)(c)     Commission Schedule
1. (5)(a)     Policy
1. (5)(b)     Policy Riders
1. (8)(c)     Participation Agreement in the Variable Insurance
              Products Fund
1. (10)       Application for Policy
2. (a)(b)     Opinion and Consent of Donald R. Stading
6. (a)(b)     Opinion and Consent of Russell J. Wiltgen
7.            Consent of Deloitte & Touche LLP